As filed with the Securities and Exchange Commission on February 14, 2005
Registration No. 333-120792

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LHC Group, Inc.

(Exact name of registrant as specified in registrant’s charter)

Delaware	8082	43-2074268
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

LHC Group, Inc.

420 West Pinhook Rd., Suite A
Lafayette, LA 70503
(337) 233-1307
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Keith G. Myers

President and Chief Executive Officer
LHC Group, Inc.
420 West Pinhook Rd., Suite A
Lafayette, LA 70503
(337) 233-1307

With Copies to:

Steven L. Pottle, Esq. Peter C. November, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000 Telephone (404) 881-7777 Facsimile	James R. Tanenbaum, Esq. Nilene R. Evans, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104-0050 (212) 468-8000 Telephone (212) 468-7900 Facsimile

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2005

4,000,000 Shares

Common Stock

          LHC Group, Inc. is offering 3,100,000 shares of its common stock. The selling stockholders identified in this prospectus are selling an additional 900,000 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

          This is our initial public offering and no public market currently exists for our shares. Our shares of common stock have been approved for quotation on the Nasdaq National Market under the symbol “LHCG.” We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 8.

Per
	Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to LHC Group	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The selling stockholders have granted the underwriters an option to purchase up to an additional 600,000 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

          The underwriters expect to deliver the shares to purchasers on or before                     , 2005.

Jefferies & Company, Inc.	Legg Mason Wood Walker
Incorporated

The date of this prospectus is                     , 2005.

MO
KY
WV
NC
TN
OK
AR
SC
GA
AL
MS
LA
TX
FL
Home Nursing Facilities
Hospice
Long Term Acute Care Hospitals & Inpatient Rehabilitation Facilities
Outpatient Rehabilitation Clinics

          You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus.

          Until                     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

          The following is a summary of selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you. You should read this entire prospectus, including our consolidated financial statements and the related notes, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors.” Unless otherwise indicated, “LHC,” “we,” “us,” and “the company” refer to LHC Group, Inc. and our consolidated subsidiaries.

Overview

          We provide post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States. We provide these post-acute healthcare services through our home nursing agencies, hospices, long-term acute care hospitals and outpatient rehabilitation clinics. Since our founders began operations in 1994 with one home nursing agency in Palmetto, Louisiana, we have grown to 86 locations in Louisiana, Alabama, Arkansas, Mississippi and Texas as of December 31, 2004. We have grown our net service revenue from $28.2 million in 2001 to $72.4 million in 2003, representing a compound annual growth rate of 60.2%. During this same period, our net income grew from $787,000 in 2001 to $2.8 million in 2003. For the nine months ended September 30, 2004, we reported $88.0 million of net service revenue and $6.7 million of net income. Medicare accounted for 85.7% of our net service revenue for the nine months ended September 30, 2004. We have been profitable every year since 1999.

          Our objective is to become the leading provider of post-acute healthcare services to Medicare patients in selected rural markets, which we define as counties having between 10,000 and 100,000 residents. We believe these markets, which have a higher percentage of Medicare beneficiaries, are underserved relative to urban or suburban markets. Upon entering a new market, we implement our clinically-oriented business model that emphasizes improved patient care, strong relationships with local hospitals, physicians and other healthcare providers and an expansion in the range of healthcare services available to patients. Our model provides support and clinical guidelines to our local caregivers while promoting treatment flexibility that allows them to effectively address individual patient needs. Our model also enhances our ability to expand efficiently into these markets and deliver high quality care consistently on a cost-effective basis across multiple locations.

          We provide home-based post-acute healthcare services through our home nursing agencies and hospices. We own and operate 63 home nursing locations, of which 56 are certified to receive Medicare reimbursement. We also manage the operations of four home nursing locations in which we currently have no ownership interest. Our home nursing locations offer a wide range of services, including skilled nursing, private duty nursing, physical, occupational, and speech therapy and medically-oriented social services. The nurses, home health aides and therapists in our home nursing agencies work closely with patients and their families to design and implement individualized treatment responsive to a physician-prescribed plan of care. We own and operate three Medicare-certified hospices and manage the operations of two Medicare-certified hospices in which we currently have no ownership interest. Our hospices provide palliative care to patients with terminal illnesses through interdisciplinary teams of physicians, nurses, home health aides, counselors and volunteers. Of our 66 home-based services locations in which we have an ownership interest, 40 are wholly-owned by us and 26 are majority-owned by us through joint ventures or controlled through other strategic relationships. For the year ended December 31, 2003 and the nine months ended September 30, 2004, our home-based services provided $56.2 million and $60.4 million, respectively, of our net service revenue.

          We provide facility-based post-acute healthcare services through our long-term acute care hospitals and outpatient rehabilitation clinics. We own and operate four long-term acute care hospitals with seven locations, with a total of 132 licensed beds, and one inpatient rehabilitation facility with 15 licensed beds. We plan to convert the inpatient rehabilitation facility into a long-term acute care hospital. Our long-term acute care hospitals, all of which are located within host hospitals, provide services primarily to patients who have transitioned out of a hospital intensive care unit and suffer from complex medical conditions that remain too severe for treatment in a non-acute setting. We provide outpatient rehabilitation services through physical therapists, occupational therapists and speech pathologists at our five outpatient rehabilitation clinics in which we have an ownership interest. We also provide outpatient rehabilitation services on a contract basis. In addition, we manage the operations of one inpatient rehabilitation facility in which we have no ownership interest. Of our 13 facility-based services locations in which we have an ownership interest, nine are wholly-owned by us and four are majority-owned by us through joint ventures or controlled through other strategic relationships. For the year ended December 31, 2003 and the nine months ended September 30, 2004, our facility-based services provided $16.2 million and $27.6 million, respectively, of our net service revenue.

Industry and Market Opportunity

          According to estimates of the Medicare Payment Advisory Committee, or MedPAC, Medicare spending totaled $12.8 billion in 2003 for the two primary post-acute sectors in which we operate: home nursing and long-term acute care. MedPAC estimates that Medicare spending on home nursing services totaled $10.2 billion in 2003. The Centers for Medicare and Medicaid Services, or CMS, estimates that there are approximately 7,200 Medicare-certified home nursing agencies in the United States, the majority of which are operated by small local or regional providers. CMS also estimates that approximately 32.0% of these home nursing agencies are hospital-based or not-for-profit, freestanding agencies, and MedPAC estimates that approximately 34.0% are located in rural markets. CMS predicts that Medicare spending on home nursing services will increase at an average annual growth rate of 7.6% between 2005 and 2009. According to MedPAC estimates, Medicare spending for services provided by long-term acute care hospitals has grown from $0.4 billion in 1993 to an estimated $2.6 billion in 2003.

          We believe our post-acute healthcare services provide valuable treatment alternatives to underserved, rural patient populations. Rural areas typically do not offer the range of post-acute healthcare services that are available in urban or suburban markets; therefore, patients in rural markets often face challenges in accessing healthcare in a convenient and appropriate setting. Because most rural areas have the population size to support only one or two general acute care hospitals, the local hospital often plays a significant role in rural market healthcare delivery systems. Rural patients who require home nursing services frequently receive care from a small home nursing agency or an agency that, while owned and operated by the hospital, is not an area of focus for that hospital. In addition, patients in these markets who require services typically offered by long-term acute care hospitals generally remain in the community hospital, as it is often the only local facility equipped to deal with severe, complex medical conditions.

Competitive Strengths

          We believe the following competitive strengths have enabled us to grow our business and increase our net income while building strong market share:

•	We have a proven track record of success in serving rural markets. Of our 86 locations, 72.7% are located in counties with fewer than 100,000 residents. Our strategic plan for entering new markets is specifically designed for rural markets and includes: (1) building relationships with local hospitals, physicians and other healthcare providers; (2) expanding the breadth and quality of services provided; (3) recruiting qualified nurses and other healthcare professionals; and (4) transitioning acquired operations to our operating model and technology platform.

•	We have a clinically-oriented and patient-focused operating model. We have developed a decentralized, care management operating model that enhances our ability to deliver high-quality care on a consistent and cost-effective basis across multiple locations. Our operating model provides clinical guidelines at the agency and caregiver levels while promoting treatment flexibility to address patient-specific needs. We believe this approach also allows us to allocate more resources to patient care, which enhances clinical outcomes and increases physician and patient satisfaction.

•	We incur low costs to enter new markets. We often enter a new market by forming a strategic relationship with a local hospital for, or by acquiring or assuming operations of, an existing hospital-owned home nursing agency that may be underperforming clinically or financially. Typically, we have acquired the assets of these agencies with limited capital investment. Upon acquiring these interests, we implement our standardized operating model, which generally leads to increased patient census, enhanced patient care and improved financial performance.

•	We focus on maintaining strong employee relations. Critical to our success is our ability to attract and retain experienced and skilled employees and our recognition of the importance of good relations with our employees. The flexibility created by our care management operating model, combined with our emphasis on communication, education and competitive benefits, has allowed us to attract and retain highly skilled and experienced employees. As a result, we had an employee turnover rate for full-time employees of approximately 14.6% for the year ended December 31, 2004, which we believe is well below the comparable national average.

•	We have an experienced management team. Our ability to grow profitability, deliver high-quality service, and expand our operations has been due, in large part, to the experience of our senior management team. Our four executive officers have over 61 years of combined experience in the healthcare services industry.

Growth Strategy

          Our objective is to become the leading provider of post-acute healthcare services to Medicare beneficiaries in rural markets in the southern United States. To achieve this objective, we intend to:

•	Drive internal growth in existing markets. We intend to drive internal growth in our current markets by increasing the number of healthcare providers in each market from whom we receive referrals and by expanding the breadth of our services. We intend to achieve this growth by: (1) continuing to educate healthcare providers about the benefits of our services; (2) reinforcing the position of our agencies and facilities as community assets; (3) maintaining our emphasis on high-quality medical care for our patients; and (4) providing a superior work environment for our employees.

•	Achieve margin improvement through the active management of costs. The majority of our net service revenue is generated under Medicare prospective payment systems through which we are paid pre-determined rates based upon the clinical condition and severity of the patients in our care. Because our profitability in a fixed payment system depends upon our ability to manage the costs of providing care, we continue to pursue initiatives to improve our margins and net income.

•	Expand into new rural markets. We will continue expanding into new markets by developing new and acquiring existing Medicare-certified home nursing agencies in attractive markets. We currently plan to pursue expansion opportunities in 14 contiguous states, and we have identified approximately 500 underserved rural markets in those states where we believe we can implement our operating model successfully.

•	Pursue strategic acquisitions. We will continue to identify and evaluate opportunities for strategic acquisitions in new and existing markets that will enhance our market position, increase our referral base and expand the breadth of services we offer. We may use a portion of the proceeds of this offering to pursue acquisitions that would allow us to acquire market share in our target states through the purchase of larger home nursing operations.

Our Risks

      Our business and our ability to implement our operating and growth strategies are subject to numerous risks which you should consider before investing in our common stock. In particular, the risks we face include risks related to:

•	Dependence on Payments from Medicare. For the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2004, we received 79.3%, 82.8%, 83.1% and 85.7%, respectively, of our net service revenue from Medicare. Reductions in Medicare rates or changes in the way Medicare pays for services could cause our net service revenue and net income to decline, perhaps materially.

•	Extensive Governmental Regulation. We are subject to extensive governmental regulation. If we fail to comply with these regulations, we could suffer penalties, including the loss of our licenses to operate and our ability to participate in government-based reimbursement programs. Further, changes in existing regulations or the implementation of new regulations could increase our costs of doing business and cause our net service revenue and net income to decline.

•	Dependence on Referral Sources. Our success depends significantly on referrals from physicians, hospitals and other healthcare providers. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. Our failure to maintain relationships with our existing referral sources or to develop relationships with new referral sources could adversely impact our ability to expand our operations and operate profitably.

•	Shortages in Qualified Healthcare Professionals. We rely on our ability to attract and retain qualified nurses and other healthcare professionals. The availability of qualified nurses has declined nationwide and competition for healthcare professionals has increased. If we are unable to attract and retain qualified healthcare professionals, our ability to grow may be constrained. Further, if the cost of attracting and retaining these professionals increases, our net income could decline.

•	Satisfaction of Certificate of Need or Similar Regulations. Our ability to expand will depend on our ability to obtain state licenses to operate. Of the 14 states in which we currently operate or plan to operate, 10 require healthcare providers to obtain prior approval, known as a certificate of need or permit of approval, or similar permission for the purchase, construction or expansion of healthcare facilities. The failure to obtain any requested certificate of need, permit of approval or other license could impair our ability to operate or expand our business.

•	Dependence on Additional Capital. We must have sufficient capital in order to implement our growth strategy. If we do not have sufficient capital resources, our growth could be limited unless we obtain additional equity or debt financing.

      We might not be able to successfully manage our risks and these risks could harm our business. The risks we face are described in “Risk Factors,” which begins on page 8 of this prospectus.

Address

      Our principal executive offices are located at 420 West Pinhook Rd., Suite A, Lafayette, LA 70503, and our telephone number is (337) 233-1307. Our Internet address is www.lhcgroup.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by us	3,100,000 shares

Common stock offered by selling stockholders	900,000 shares

Common stock to be outstanding after this offering	16,191,867 shares

Use of proceeds	We plan to use the net proceeds of this offering to repay indebtedness, fund joint venture conversion obligations, finance potential acquisitions or joint venture investments, and to fund other general corporate purposes.

We will not receive any proceeds from the sale of shares of common stock by selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	LHCG

          The number of shares of common stock to be outstanding after this offering is based on 12,085,150 shares outstanding as of December 31, 2004.

          Except as otherwise noted, all information in this prospectus:

•	assumes the underwriters do not exercise their over-allotment option;

•	includes the issuance of 518,036 aggregate shares of our outstanding common stock to be received upon the exercise of rights held by two of our joint venture partners to convert their joint venture equity interests into shares of our common stock, which will occur upon the completion of this offering;

•	includes the issuance of 481,680 shares of our common stock upon conversion of outstanding key employee equity participation units, which will occur automatically upon the completion of this offering;

•	includes 7,000 shares of vested restricted common stock, but excludes an additional 14,000 shares of unvested restricted common stock, all of which will be issued upon completion of this offering pursuant to our 2005 Director Compensation Plan; and

•	excludes, except for the 7,000 shares of vested restricted common stock referred to above, 1,000,000 shares available for future issuance under our equity incentive plans, of which options to acquire 11,500 shares have been granted.

Summary Consolidated Financial and Other Data

          The summary consolidated financial data presented below is derived from our consolidated financial statements included elsewhere in this prospectus. You should read this summary consolidated financial data together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Consolidated Results of Operations” included elsewhere in this prospectus. The summary financial information set forth below as of and for the years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements. The summary financial information as of and for the nine months ended September 30, 2003 and 2004 has been derived from our unaudited consolidated financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance.

          The as adjusted consolidated balance sheet data as of September 30, 2004 presented below gives effect to the following events as if each had occurred as of September 30, 2004: (1) the completion of this offering; (2) the application of approximately $13.7 million of the net proceeds to us from this offering to repay existing indebtedness; (3) the application of approximately $3.0 million of the net proceeds from this offering to satisfy our obligations to one of our joint venture partners related to the conversion of its joint venture equity interests; (4) the issuance of 518,036 aggregate shares of our common stock to two of our joint venture partners who are converting their joint venture equity interests into shares of our common stock in connection with this offering; (5) the issuance of 481,680 shares of our common stock upon conversion of outstanding key employee equity participation units, or KEEP Units, which will occur automatically upon the completion of this offering; and (6) the grant of 7,000 shares of vested restricted common stock pursuant to our 2005 Director Compensation Plan upon completion of this offering. The as adjusted summary financial data is not necessarily indicative of what our consolidated financial position would have been had this offering been completed as of the dates indicated, nor is such data necessarily indicative of our consolidated financial position as of any future date.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Income Data:
Net service revenue	$28,208	$48,950	$72,365	$49,315	$87,958
Cost of service revenue	13,466	23,438	37,146	24,789	45,415

Gross margin	14,742	25,512	35,219	24,526	42,543
General and administrative expenses	11,011	16,430	24,761	17,205	26,433
Impairment loss	—	—	31	—	—
Equity-based compensation expense(1)(2)	111	124	864	156	1,257

Operating income	3,620	8,958	9,563	7,165	14,853
Interest expense	411	1,135	1,226	806	1,048
Non-operating (income) loss, including gain on sales of assets	(325)	(124)	(106)	(52)	109

Income from continuing operations before income taxes and minority interest and cooperative endeavor allocations	3,534	7,947	8,443	6,411	13,696
Income tax expense	1,151	2,139	2,320	1,694	4,173
Minority interest and cooperative endeavor allocations	1,355	2,699	2,837	2,113	3,066

Income from continuing operations	1,028	3,109	3,286	2,604	6,457
Loss from discontinued operations, net	(241)	(267)	(443)	(200)	(18)
Gain on sale of discontinued operations, net	—	—	—	—	308

Net income	$787	$2,842	$2,843	$2,404	$6,747

Earnings per share — basic(3):
Income from continuing operations	$0.09	$0.26	$0.27	$0.22	$0.53
Loss from discontinued operations, net	(0.02)	(0.02)	(0.03)	(0.02)	(0.00)
Gain on sale of discontinued operations, net	—	—	—	—	0.03

Net income	$0.07	$0.24	$0.24	$0.20	$0.56

Earnings per share — diluted(3):
Income from continuing operations	$0.08	$0.26	$0.26	$0.22	$0.53
Loss from discontinued operations, net	(0.02)	(0.02)	(0.03)	(0.02)	(0.00)
Gain on sale of discontinued operations, net	—	—	—	—	0.02

Net income	$0.06	$0.24	$0.23	$0.20	$0.55

Weighted average shares outstanding(3)
Basic	11,756,419	11,926,222	12,085,150	12,085,150	12,085,150
Diluted	12,241,908	12,084,534	12,114,671	12,100,682	12,201,531
Other Data:
EBITDA(4)	$1,983	$6,048	$6,782	$5,023	$12,456

	As of December 31,			As of September 30, 2004

	2001	2002	2003	Actual	As Adjusted

				(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$132	$3,179	$1,725	$2,834	$21,333
Total assets	10,033	21,485	27,915	41,093	69,136
Total debt	6,162	10,542	12,277	15,232	1,537
Total stockholders’ equity (deficit)	(403)	3,593	6,909	13,879	56,662

(1)	Equity-based compensation expense is allocated as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands)
Cost of service revenue	$—	$—	$5	$—	$31
General and administrate expenses	111	124	859	156	1,226

Total equity-based compensation expense	$111	$124	$864	$156	$1,257

(2)	We will incur an equity-based compensation charge in respect of the quarter ended December 31, 2004 of $531,000. Assuming an initial public offering price of $13.00 per share, upon the completion of this offering we will also incur a final, non-recurring equity-based compensation charge relating to the outstanding KEEP Units under our Key Employee Equity Participation Plan, or KEEP Plan, in the amount of approximately $3.4 million, recorded in the reporting period the offering is completed. For a description of our KEEP Plan, see “Management — Employee Benefit Plans — 2003 Key Employee Equity Participation Plan.”

(3)	All references to shares and per share amounts have been retroactively restated to reflect our incorporation in the State of Delaware and to give effect to a three-for-two stock split with respect to our common stock as if such events occurred as of the beginning of the earliest period presented. See Note 1 to our consolidated financial statements.

(4)	EBITDA represents our portion of EBITDA, excluding the minority interest and cooperative endeavor allocations of third parties. EBITDA is not a substitute for operating income, net income, or cash flow from operating activities, as determined in accordance with Generally Accepted Accounting Principles, or GAAP, as measures of liquidity. See “Non-GAAP Financial Measures.” For each of the periods indicated, the following table sets forth a reconciliation of EBITDA to net cash provided by (used in) operating activities to net income. The following reconciliation includes amounts classified as discontinued operations in our consolidated financial statements.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	(in thousands)
EBITDA	$1,983	$6,048	$6,782	$5,023	$12,456
Depreciation and amortization expense	98	230	441	283	688
Goodwill impairment charge	—	—	351	—	—
Interest expense	411	1,153	1,246	823	1,058
Income tax expense	1,012	1,956	2,007	1,565	4,361
Non-operating income, including gain on sales of assets	(325)	(133)	(106)	(52)	(398)

Net income	787	2,842	2,843	2,404	6,747

Depreciation	98	230	441	283	688
Provision for bad debts	484	461	604	512	1,186
Impairment loss	—	—	351	—	—
Change in fair value of outstanding warrants	963	—	—	—	—
Equity-based compensation expense	111	124	864	156	1,257
Minority interest in earnings of subsidiaries	—	—	241	—	2,651
Deferred income taxes	(168)	157	310	—	(232)
Gain on sales of assets	(89)	—	(10)	(2)	(365)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(4,574)	(7,086)	(4,476)	728	(7,656)
Prepaid expenses, other assets	(299)	(330)	(221)	(103)	(283)
Accounts payable and accrued expenses	707	3,686	534	(1,519)	2,212
Net amounts due under cooperative endeavor agreements	297	(168)	4	769	(457)
Net amounts due governmental entities	(3)	258	(655)	(83)	(104)

Net cash provided by (used in) operating activities	$(1,686)	$174	$830	$3,145	$5,644

RISK FACTORS

          You should carefully consider the risks described below, together with all the other information included in this prospectus, before making a decision to buy our common stock. If any of the following risks actually materialize, our business, financial condition or consolidated results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

More than 80% of our net service revenue is derived from Medicare. If there are changes in Medicare rates or methods governing Medicare payments for our services, or if we are unable to control our costs, our net service revenue and net income could decline materially.

          For the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2004, we received 79.3%, 82.8%, 83.1% and 85.7%, respectively, of our net service revenue from Medicare. Reductions in Medicare rates or changes in the way Medicare pays for services could cause our net service revenue and net income to decline, perhaps materially. Reductions in Medicare reimbursement could be caused by many factors, including:

•	administrative or legislative changes to the base rates under the applicable prospective payment systems;

•	the reduction or elimination of annual rate increases;

•	the imposition or increase by Medicare of mechanisms, such as co-payments, shifting more responsibility for a portion of payment to beneficiaries;

•	adjustments to the relative components of the wage index used in determining reimbursement rates;

•	changes to case mix or therapy thresholds;

•	the reclassification of home health resource groups or long-term care diagnosis-related groups; or

•	further limitations on referrals to long-term acute care hospitals from host hospitals.

          We generally receive fixed payments from Medicare for our services based on the level of care provided to our patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing these services. Medicare currently provides for an annual adjustment of the various payment rates, such as the base episode rate for our home nursing services, based upon the increase or decrease of the medical care expenditure category of the Consumer Price Index, which may be less than actual inflation. This adjustment could be eliminated or reduced in any given year. Our base episode rate for home nursing services is also subject to an annual market basket adjustment. MedPAC has recommended that a recent 2% increase in the market basket adjustment be eliminated. Further, Medicare routinely reclassifies home health resource groups and long-term care diagnosis-related groups. As a result of those reclassifications, we could receive lower reimbursement rates depending on the case mix of the patients we service. If our cost of providing services increases by more than the annual Medicare price adjustment, or if these reclassifications result in lower reimbursement rates, our net income could be adversely impacted.

We are subject to extensive government regulation. Any changes in the laws governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

          As a provider of healthcare services, we are subject to extensive regulation on the federal, state and local levels, including with regard to:

•	agency, facility and professional licensure, certificates of need and permits of approval;

•	conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral;

•	maintenance and protection of records, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	environmental protection, health and safety;

•	certification of additional agencies or facilities by the Medicare program; and

•	payment for services.

          The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and other providers. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could increase our costs of doing business and cause our net income to decline. If we fail to comply with these applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in federal and state reimbursement programs.

          We are subject to various routine and non-routine governmental reviews, audits, and investigations. In recent years federal and state civil and criminal enforcement agencies have heightened and coordinated their oversight efforts related to the healthcare industry, including with respect to referral practices, cost reporting, billing practices, joint ventures and other financial relationships among healthcare providers. A violation or change in the interpretation of the laws governing our operations, or changes in the interpretation of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs, or the suspension or revocation of our licenses to operate. If we become subject to material fines or if other sanctions or other corrective actions are imposed upon us, we may suffer a substantial reduction in net income.

If any of our agencies or facilities fail to comply with the conditions of participation in the Medicare program, that agency or facility could be terminated from Medicare, which would adversely affect our net service revenue and net income.

          Our agencies and facilities must comply with the extensive conditions of participation in the Medicare program. These conditions of participation vary depending on the type of agency or facility, but in general require our agencies and facilities to meet specified standards relating to personnel, patient rights, patient care, patient records, administrative reporting and legal compliance. If an agency or facility fails to meet any of the Medicare conditions of participation, that agency or facility may receive a notice of deficiency from the applicable state surveyor. If that agency or facility then fails to institute and comply with a plan of correction to correct the deficiency within the time period provided by the state surveyor, that agency or facility could be terminated from the Medicare program. We respond in the ordinary course to deficiency notices issued by state surveyors, and none of our facilities or agencies have ever been terminated from the Medicare program for failure to comply with the conditions of participation. Any termination of one or more of our agencies or facilities from the Medicare program for failure to satisfy the Medicare conditions of participation would affect adversely our net service revenue and net income.

          In addition, if our long-term acute care hospitals fail to meet or maintain the standards for Medicare certification as long-term acute care hospitals, such as for average minimum length of patient stay, they will receive reimbursement under the prospective payment system applicable to general acute care hospitals rather than the system applicable to long-term acute care hospitals. Payments at rates applicable to general acute care hospitals would likely result in our long-term acute care hospitals receiving less Medicare reimbursement than they currently receive for their patient services. Moreover, all of our long-term acute care hospitals are subject to additional Medicare criteria because they operate as separate hospitals located in space leased from, and located in, a general acute care hospital, known as a host hospital. This is known as a “hospital within a hospital” model. These additional criteria include requirements concerning financial and operational separateness from the host hospital. If several of our long-term acute care hospitals were subject to payment as general acute care hospitals or fail to comply with the separateness requirements, our net service revenue and net income would decline.

CMS recently adopted new regulations that could materially and adversely impact the revenue and net income of our long-term acute care hospitals.

          In August 2004, the Centers for Medicare and Medicaid Services, or CMS, adopted new regulations that implement significant changes affecting our long-term acute care hospitals. Among other things, these new regulations, effective October 2004, mandate that long-term acute care hospitals operating in the hospital within a hospital model receive lower rates of reimbursement for Medicare admissions from their host hospitals that are in excess of specified percentages. For new long-term acute care hospitals located within hospitals, the Medicare admissions limitation will be 25.0% for hospitals located in a Metropolitan Statistical Area, or MSA, and 50.0% for hospitals located in a non-MSA. This means a new long-term acute care hospital located within a hospital will receive lower rates of reimbursement from Medicare if more than 25.0%, or 50.0% if located in a non-MSA, of its admissions are derived from its host hospital. For existing long-term acute care hospitals within hospitals and those under development that meet specified criteria, the Medicare admissions limitations are being phased in over a four-year period that began October 1, 2004. The Medicare admissions limitations make distinctions between facilities located in MSAs and facilities located in non-MSAs as follows:

	Allowable Admissions
	from Host Hospital
	Before Payment
	Reduction

Period	MSAs	Non-MSAs

Until September 30, 2005	100.0%	100.0%
October 1, 2005 – September 30, 2006	75.0%	75.0%
October 1, 2006 – September 30, 2007	50.0%	50.0%
October 1, 2007 – and thereafter	25.0%	50.0%

          Of our seven long-term acute care hospital locations, five are physically located in a non-MSA. Of these five locations, two are satellite locations of a parent hospital that is located in a MSA. Based on our discussions with CMS, we believe these satellite locations will be viewed as being located in a non-MSA regardless of the location of their parent hospital and will be treated independently from their parent for purposes of calculating their compliance with the admissions limitations. For the nine months ended September 30, 2004, on an individual basis, four of our long-term acute care hospital locations admitted between 50.0% and 75.0% of their patients from their host hospitals and two of our long-term acute care hospital locations admitted more than 75.0% of their patients from their host hospitals. We have recently commenced operations at one of our long-term acute care hospital locations; therefore, we do not have sufficient data to determine the percentage of referrals that will come from its host hospital at this time.

          Our ability to quantify the potential reduction in our reimbursement rates resulting from these new regulations is contingent upon a variety of factors, such as our ability to restructure the manner in which we receive referrals and, if necessary, our ability to relocate our existing long-term acute care hospitals to freestanding locations. We may not be able to successfully restructure or relocate these operations without incurring significant expense or in a manner that avoids reimbursement reductions. If these new regulations result in lower reimbursement rates, our net service revenue and net income could decline. As a result of these new rules, we do not intend to expand the number of hospital within a hospital long-term acute care hospitals that we operate.

          We are reimbursed by Medicare for services we provide in our long-term acute care hospitals based on the long-term care diagnosis-related group assigned to each patient. CMS establishes these long-term care diagnosis-related groups by grouping diseases by diagnosis, which group reflects the amount of resources needed to treat the diseases. These new rules reclassified certain long-term care diagnosis-related groups, which could result in a decrease in reimbursement rates. Further, the new rules kept in place the financial penalties associated with the failure to limit the total number of Medicare patients discharged to the host hospital and subsequently readmitted to a long-term acute care hospital located within the host hospital to no greater than 5.0%. If we fail to comply with these readmission rates or if our reimbursement rates decline due to the reclassification of certain long-term care diagnosis-related groups, our net service revenue and net income could decline.

Legislative initiatives could negatively impact our operations and financial results.

          In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would result in major changes in the healthcare system, either at the national or state level. Many of these proposals have been introduced in an effort to reduce costs. For example, the Medicare Modernization Act of December 2003, or MMA, allocated significant additional funds to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels achieve their intended result, the rate of growth in the Medicare fee-for-service market could decline. For the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2004, we received 79.3%, 82.8%, 83.1% and 85.7%, respectively, of our net service revenue from the Medicare fee-for-service market. Among other proposals that have been introduced are insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a government health insurance or plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any of the above proposals, or any other future proposals, will be adopted. If adopted, we could be forced to expend considerable resources to comply with and implement such reforms.

More than 80% of our net service revenue is currently generated in Louisiana, making us particularly sensitive to economic and other conditions in that state.

          Our Louisiana agencies and facilities accounted for approximately 100.0%, 92.3%, 89.0% and 83.0% of our net service revenue during the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively. Any material change in the current economic or competitive conditions in Louisiana, which could result from events such as the implementation of certificate of need regulations or changes in state tax laws, could have a disproportionate effect on our overall business results.

If we are unable to maintain relationships with existing referral sources or establish new referral sources, our growth and net income could be adversely affected.

          Our success depends significantly on referrals from physicians, hospitals, and other healthcare providers in the communities in which we deliver our services. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer business to us as a result of the quality of patient service provided by our local employees in the communities in which our agencies and facilities are located. If we are unable to retain these employees, our referral sources may refer business to other healthcare providers. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could affect adversely our ability to expand our operations and operate profitably.

Delays in reimbursement may cause liquidity problems.

          Our business is characterized by delays in reimbursement from the time we request payment for our services to the time we receive reimbursement or payment. A portion of our estimated reimbursement (60.0% for an initial episode of care and 50.0% for subsequent episodes of care) for each Medicare episode is billed at the commencement of the episode and we typically receive payment within approximately

12 days. The remaining reimbursement is billed upon completion of the episode and is typically paid within 14-17 days from billing date. If we have information system problems or issues arise with Medicare or other payors, we may encounter further delays in our payment cycle. For example, in the past we have experienced delays resulting from problems arising out of the implementation by Medicare of new or modified reimbursement methodologies or as a result of natural disasters, such as hurricanes. Any future timing delay may cause working capital shortages. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our consolidated results of operations and liquidity. Our working capital management procedures may not successfully negate this risk. Significant delays in payment or reimbursement could have an adverse impact on our liquidity and financial condition.

Future cost containment initiatives undertaken by private third party payors may limit our future net operating revenue and net income.

          Initiatives undertaken by major insurers and managed care companies to contain healthcare costs may affect our net income. These payors attempt to control healthcare costs by contracting with hospitals and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

If the structures or operations of our joint ventures or strategic relationships are found to violate the law, our financial condition and consolidated results of operations could be materially adversely impacted.

          We have entered into joint ventures with physicians and hospitals for the ownership and operation of our long-term acute care hospitals, home nursing agencies and hospices. Our relationships with physicians and hospitals are governed by the federal anti-kickback statute and similar state laws. These anti-kickback statutes prohibit the payment or receipt of anything of value in return for referrals of patients or services covered by governmental healthcare programs, such as Medicare. The Office of Inspector General of the Department of Health and Human Services has published numerous safe harbors that exempt qualifying arrangements from enforcement under the federal anti-kickback statute. We have sought to satisfy as many safe harbor requirements as possible in structuring these relationships. However, our joint ventures and other strategic relationships may not satisfy all elements of the safe harbor requirements. Our relationships with physicians are also governed by the federal Stark law and similar state laws, which restrict physicians from making referrals for particular healthcare services to entities with which the physicians or their families have a financial relationship. We also believe we have structured our physician relationships in a way that meets applicable exceptions under the federal Stark law and similar state physician referral laws. If any of our joint ventures or other strategic relationships were found to be in violation of federal or state anti-kickback or physician referral laws, we could be required to restructure them or refuse to accept referrals from the physicians or hospitals with which we have a relationship. We also could be required to repay to Medicare amounts we have received pursuant to any prohibited referrals, and we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in federal and state healthcare programs. If any of our joint ventures or other strategic relationships were subject to any of these penalties, our business could be damaged. In addition, our growth strategy is, in part, based on the continued development of new joint ventures and other strategic relationships with rural hospitals for the ownership and operation of home nursing agencies. If the structure of any of these relationships were found to violate federal or state anti-kickback statutes or physician referral laws, we may be unable to implement our growth strategy, which could have an adverse impact on our future net income and consolidated results of operations.

If we are required to either repurchase or sell a substantial portion of the equity interests in our joint ventures, our capital resources and financial condition could be materially adversely impacted.

          Upon the occurrence of fundamental changes to the laws and regulations applicable to our joint ventures, or if a substantial number of our joint venture partners were to exercise the buy/sell provisions contained in many of our joint venture agreements, we may be obligated to purchase or sell the equity interests held by us or our joint venture partners. The purchase price under these buy/sell provisions is typically based on a multiple of the historical or projected earnings before income taxes, depreciation and amortization of the joint venture at the time the buy/sell option is exercised. In the event the buy/sell provisions are exercised and we lack sufficient capital to purchase the interest of our joint venture partners, we may be obligated to sell our equity interest in these joint ventures. If we are forced to sell our equity interest, we will lose the benefit of those particular joint venture operations. If these buy/sell provisions are exercised and we choose to purchase the interest of our joint venture partners, we may be obligated to expend significant capital in order to complete such acquisitions. If either of these events occur, our net service revenue and net income could decline or we may not have sufficient capital necessary to implement our growth strategy.

Shortages in qualified nurses and other healthcare professionals could increase our operating costs significantly or constrain our ability to grow.

          We rely on our ability to attract and retain qualified nurses and other healthcare professionals. The availability of qualified nurses nationwide has declined in recent years, and competition for these and other healthcare professionals has increased. Salary and benefit costs have risen accordingly. Our ability to attract and retain these nurses and other healthcare professionals depends on several factors, including our ability to provide desirable assignments and competitive benefits and salaries. We may not be able to attract and retain qualified nurses or other healthcare professionals in the future. In addition, the cost of attracting and retaining these professionals and providing them with attractive benefit packages may be higher than anticipated, which could cause our net income to decline. Moreover, if we are unable to attract and retain qualified professionals, the quality of services offered to our patients may decline or our ability to grow may be constrained.

The loss of certain senior management could have a material adverse effect on our operations and financial performance.

          Our success depends upon the continued employment of certain members of our senior management, including our co-founder, President, Chief Executive Officer and Chairman, Keith G. Myers, our Senior Vice President, Chief Financial Officer, Treasurer and Director, R. Barr Brown, our Senior Vice President, Chief Operating Officer of Home-Based Services, Secretary and Director, John L. Indest, and our Senior Vice President and Chief Operating Officer of Facility-Based Services, Daryl J. Doise. We have entered into an employment agreement with each of these officers in an effort to further secure their employment. In addition, we have key employee life insurance policies, of which we are the beneficiary, in the amount of $2.0 million, $1.0 million and $500,000 on the lives of Messrs. Myers, Brown and Indest, respectively. The loss of service of any of these officers could have a material adverse effect on our operations and financial performance.

If we are subject to substantial malpractice or other similar claims, our net income could be materially adversely impacted.

          The services we offer have an inherent risk of professional liability and related, substantial damage awards. We and the nurses and other healthcare professionals who provide services on our behalf may be the subject of medical malpractice claims. These nurses and other healthcare professionals could be considered our agents and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance that provides primary coverage on a claims-made basis of $1.0 million per incident and $3.0 million in annual aggregate amounts. In addition, we maintain multiple layers of umbrella coverage in the aggregate amount of $5.0 million that provide excess coverage for professional malpractice and other liabilities. We are responsible for deductibles and amounts in excess of the limits of our coverage. Claims that could be made in the future in excess of the limits of such insurance, if successful, could materially adversely affect our ability to conduct business or manage our assets. In addition, our insurance coverage may not continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

The application of state certificate of need and permit of approval regulations and compliance with federal and state licensing requirements could substantially limit our ability to operate and grow our business.

          Our ability to expand operations in a state will depend on our ability to obtain a state license to operate. States may have a limit on the number of licenses they issue. For example, as of December 31, 2004 we operated 45 home nursing agencies in Louisiana. Louisiana currently has a moratorium on the issuance of new home nursing agency licenses through July 1, 2008. We cannot predict whether this moratorium will be extended beyond this date or whether any other states in which we currently operate, or may wish to operate in the future, may adopt a similar moratorium.

          In addition to the moratorium imposed by the State of Louisiana, nine of the states in which we currently operate, or plan to operate in the future, require healthcare providers to obtain prior approval, known as a certificate of need or a permit of approval, for the purchase, construction or expansion of healthcare facilities, to make certain capital expenditures or to make changes in services or bed capacity. Of the states in which we currently operate, or intend to operate in the future, Alabama, Arkansas, Georgia, Kentucky, Mississippi, North Carolina, South Carolina, Tennessee and West Virginia have certificate of need or permit of approval laws. In granting approval, these states consider the need in the service area for additional or expanded healthcare facilities or services. The failure to obtain any requested certificate of need, permit of approval or other license could impair our ability to operate or expand our business.

We face competition, including from competitors with greater resources, which may make it difficult for us to compete effectively as a provider of post-acute healthcare services.

          We compete with local and regional home nursing and hospice companies, hospitals, and other businesses that provide post-acute healthcare services, some of which are large established companies that have significantly greater resources than we do. Our primary competition comes from local operators in each of our markets. We expect our competitors to develop new strategic relationships with providers, referral sources, and payors, which could result in increased competition. The introduction by our competitors of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships, could cause a decline in net service revenue, loss of market acceptance of our services, or make our services less attractive. Future increases in competition from existing competitors or new entrants may limit our ability to maintain or increase our market share. We may not be able to compete successfully against current or future competitors, and competitive pressures may have a material adverse impact on our business, financial condition, or consolidated results of operations.

Our limited operating history as an owner and operator of long-term acute care hospitals could adversely affect our ability to operate them profitably.

          We opened our first long-term acute care hospital in 2001 and today operate four long-term acute care hospitals with seven locations. Due to our limited history as an operator of long-term acute care hospitals, we may be unable to profitably manage our existing long-term acute care hospitals or compete with other, more experienced providers in the markets in which we serve. If we are unable to profitably operate our long-term acute care hospitals, our net service revenue and net income may decline.

If we are unable to protect the proprietary nature of our software systems and methodologies, our business and financial condition could be harmed.

          We have developed a proprietary software system, which we refer to as our Service Value Point system, that allows us to collect assessment data, establish treatment plans, monitor patient treatment, and evaluate our clinical and financial performance. In addition, we rely on other proprietary methodologies or information to which others may obtain access or independently develop. To protect our proprietary information, we require certain employees, consultants, financial advisors and strategic partners to enter into confidentiality and non-disclosure agreements. These agreements may not ultimately provide meaningful protection for our proprietary information in the event of any unauthorized use, misappropriation or disclosure. If our competitors were able to replicate our Service Value Point system, it could allow them to improve their operations and thereby compete more effectively in the markets in which we provide our services. If we are unable to protect the proprietary nature of our Service Value Point system or our other proprietary information or methodologies, our business and financial performance could be harmed.

Failure of, or problems with, our critical software or information systems could harm our business and operating results.

          In addition to our Service Value Point system, we also depend on other non-proprietary third-party accounting and billing software systems. We have recently converted to a third-party software information system for our long-term acute care hospitals. Additionally, we are in the process of consolidating our various home nursing agency databases into an enterprise-wide system, which we expect to fully implement by the second quarter of 2005. Problems with, or the failure of, these systems could negatively impact our clinical performance and our management and reporting capabilities. Any such problems or failure could materially and adversely affect our operations and reputation, result in significant costs to us, cause delays in our ability to bill Medicare or other payors for our services, or impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems with regard to our proprietary and non-proprietary software may be substantial and could adversely affect our net income.

          Our information systems are networked via public network infrastructure and standards based encryption tools that meet regulatory requirements for transmission of protected healthcare information over such networks. However, threats from computer viruses, instability of the public network on which our data transit relies, or other instances that might render those networks unstable or disabled would create operational difficulties for us, including the ability to effectively transmit claims and maintain efficient clinical oversight of our patients as well as the disruption of revenue reporting and billing and collections management, which could adversely affect our business or operations.

Future acquisitions may be unsuccessful and could expose us to unforeseen liabilities.

          Our growth strategy involves the acquisition of home nursing agencies in rural markets. These acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees or patients of acquired agencies, and the assumption of liabilities and exposure to unforeseen liabilities of acquired agencies. We may not be able to fully integrate the operations of the acquired businesses with our current business structure in an efficient and cost-effective manner. The failure to effectively integrate any of these businesses could have a material adverse effect on our operations.

          We generally structure our acquisitions as asset purchase transactions in which we expressly state that we are not assuming any pre-existing liabilities of the seller and obtain indemnification rights from the previous owners for acts or omissions arising prior to the date of such acquisitions. However, the allocation of liability arising from such acts or omissions between the parties could involve the expenditure of a significant amount of time, manpower and capital. Further, the former owners of the agencies and facilities we acquire may not have the financial resources necessary to satisfy our indemnification claims relating to pre-existing liabilities. If we were unsuccessful in a claim for indemnification from a seller, the liability imposed could materially adversely affect our operations.

Our acquisition and internal development activity may impose strains on our existing resources.

          We have grown significantly over the past three years. As we continue to expand our markets, our growth could strain our resources, including management, information and accounting systems, regulatory compliance, logistics, and other internal controls. Our resources may not keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future prospects could be affected adversely.

We may face increased competition for attractive acquisition and joint venture candidates.

          We intend to continue growing through the acquisition of additional home nursing agencies and the formation of joint ventures and other strategic relationships with rural hospitals for the operation of home nursing agencies. We face competition for acquisition and joint venture candidates, which may limit the number of acquisition and joint venture opportunities available to us or lead to the payment of higher prices for our acquisitions and joint ventures. Recently, we have observed an increase in the acquisition prices for select home nursing agencies. We cannot assure you that we will be able to identify suitable acquisition or joint venture opportunities in the future or that any such opportunities, if identified, will be consummated on favorable terms, if at all. Without successful acquisitions or joint ventures, our future growth rate could decline. In addition, we cannot assure you that any future acquisitions or joint ventures, if consummated, will result in further growth.

We may be unable to secure the additional capital necessary to implement our growth strategy.

          As of September 30, 2004, we had cash and cash equivalents of $2.8 million. Based on our current plan of operations, including acquisitions, we believe this amount, when combined with the proceeds of this offering and a revolving line of credit of approximately $25.0 million and a term loan of approximately $5.0 million, available under our new senior secured credit facility, will be sufficient to fund our growth strategy and to meet our currently anticipated operating expenses, capital expenditures and debt service obligations for at least the next 12 months. If our future net service revenue or cash flow from operations is less than we currently anticipate, we may not have sufficient funds to implement our growth strategy. Further, we cannot readily predict the timing, size, and success of our acquisition and internal development efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional equity or debt financing.

We are a holding company with no operations of our own.

          We are a holding company with no operations of our own. Accordingly, our ability to service our debt and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries. The distributions of those earnings or advances or other distributions of funds by these subsidiaries to us are contingent upon the subsidiaries’ earnings and are subject to various business considerations. In addition, distributions by subsidiaries could be subject to statutory restrictions, including state laws requiring that the subsidiary be solvent, or contractual restrictions. If our subsidiaries are unable to make sufficient distributions or advances to us, we may not have the cash resources necessary to service our debt or pay dividends.

Risks Related to this Offering

Our executive officers and directors and their affiliates hold a substantial portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

          Our executive officers and directors, and individuals or entities affiliated with them, will beneficially own an aggregate of approximately 44.5% of our outstanding common stock immediately following this offering or 42.2% if the underwriters exercise their over-allotment option in full. The interests of these stockholders may differ from your interests. If they were to act together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors, business combinations, the amendment of our certificate of incorporation and other significant corporate actions.

Certain provisions of our charter, bylaws and Delaware law may delay or prevent a change in control of our company.

          Delaware law and our corporate documents contain provisions that may enable our board of directors to resist a change in control of our company. These provisions include:

•	a staggered board of directors;

•	limitations on persons authorized to call a special meeting of stockholders;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

If a significant number of shares of our common stock are sold into the market following the offering, the market value of our common stock could significantly decline, even if our business is doing well.

          Subject to certain exceptions and extensions described in “Underwriting,” we and all of our directors, executive officers and stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 180 days from the date of this prospectus. If our existing stockholders sell, or the market perceives that they intend to sell, substantial amounts of our common stock in the public market after the 180 day contractual lock-up period and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

          The price at which our common stock will trade may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of healthcare companies. The market price of our common stock may be influenced by many factors, including:

•	our operating and financial performance;

•	variances in our quarterly financial results compared to research analyst expectations;

•	the depth and liquidity of the market for our common stock;

•	future sales of our common stock or the perception that sales could occur;

•	investor perception of our business, acquisitions and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in healthcare laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; or

•	general economic and stock market conditions.

In addition, the stock market, and the Nasdaq National Market, or Nasdaq, in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of healthcare provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert the attention of our senior management as well as resources from the operation of our business.

Purchasers in this offering will experience immediate and substantial dilution.

          We expect the initial public offering price of our shares to be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a per share price that substantially exceeds the per share value of our tangible assets minus our liabilities. Such investors will also contribute 99.8% of the total amount invested in us, but will own only 24.7% of the shares of common stock outstanding, assuming an initial public offering price of $13.00 per share. The issuance of shares of our common stock upon completion of this offering in connection with the conversion of our outstanding KEEP Units and the conversion of certain equity interests by our joint venture partners will result in further dilution to our investors.

Our senior management will have broad discretion to spend a large portion of the net proceeds of this offering and may do so in ways with which you do not agree.

          We estimate the net proceeds to us from this offering to be approximately $35.2 million, after deducting underwriting discounts and commissions and estimated offering expenses. We have not determined specific uses for a large portion of these net proceeds. Our board of directors and senior management will have broad discretion over the use and investment of the net proceeds of this offering and they may apply these proceeds to uses that you may not consider desirable. The failure of management to apply these funds effectively could harm our business.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

          We do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, we expect our new senior secured credit facility to impose limits on our ability to pay dividends. Consequently, your only opportunity to achieve a return on your investment in our common stock will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

We will incur increased costs as a result of being a public company.

          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the rules of the Securities and Exchange Commission and Nasdaq. We expect these requirements to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect to incur significant costs in connection with the assessment of our internal controls. We also expect these new rules and regulations may make it more expensive for us to obtain director and officer liability insurance. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to complete the evaluation of our internal control over financial reporting in a timely manner, or if we identify deficiencies in our internal control over financial reporting, our business and our stock price could be adversely affected.

          Beginning with our annual report for the year ended December 31, 2005, we will be required to report on the effectiveness of our internal control over financial reporting as required by Section 404 of Sarbanes-Oxley. Under Section 404, we will be required to assess the effectiveness of our internal control over financial reporting and report our conclusion in our annual report. Our auditor is also required to report its conclusion regarding the effectiveness of our internal control over financial reporting. The existence of one or more material weaknesses would require us and our auditor to conclude that internal control over financial reporting is not effective. We have prepared an internal plan of action for compliance, which includes a timeline and schedule of activities. Our efforts to comply with Section 404 and related regulations has required, and continues to require, the commitment of significant financial and managerial resources. If we fail to complete this evaluation in a timely manner, or if there are identified deficiencies in our internal control over financial reporting, we could be subject to regulatory scrutiny and a loss of public confidence in our financial reporting, which could have an adverse effect on our business and our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or that necessarily depend upon future events. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions. Specifically, this prospectus contains, among others, forward-looking statements about:

•	our expectations regarding financial condition or consolidated results of operations for periods after September 30, 2004;

•	our future sources of and need for liquidity and capital resources;

•	our expectations regarding the size and growth of the market for our services;

•	our business strategies and our ability to grow our business;

•	the implementation or interpretation of current or future regulations and legislation;

•	the reimbursement levels of third-party payors; and

•	our discussion of our critical accounting policies.

These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors, some of which are discussed elsewhere in this prospectus, could cause actual results or achievements to differ materially from any future results or achievements expressed or implied by forward-looking statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict. Important factors that could cause actual results or achievements to differ materially from current expectations reflected in these forward-looking statements include, among others, the factors discussed under “Risk Factors.”

          You should read this prospectus and the documents filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

          The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements. These forward looking statements are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act.

          We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

          We estimate that the net proceeds to us from the sale of the 3,100,000 shares of common stock that we are offering will be approximately $35.2 million, based on an assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

          We intend to use approximately $13.7 million of the net proceeds from this offering to repay indebtedness under a new senior secured credit facility, which we expect to enter into prior to the completion of this offering. Under the terms of this new senior secured credit facility, we expect to have a revolving line of credit of approximately $25.0 million, as well as a term loan of approximately $5.0 million. The $13.7 million of indebtedness will be incurred prior to the completion of this offering when we borrow the following amounts under our new senior secured credit facility: (1) $12.0 million to repay in full our existing credit facility, bearing interest at prime plus 2.0% and due April 30, 2006, with Residential Funding Corporation; (2) $1.0 million to repay our outstanding obligations under our loan agreement, bearing interest at 12.0% and due July 1, 2006, with The Catalyst Fund, Ltd. and Southwest/Catalyst Capital, Ltd.; (3) $380,000 to repay our obligations under a subordinated promissory note bearing interest at 15.5% and due February 1, 2006, which is collateralized by shares of our common stock that were repurchased by us in consideration for the promissory note; and (4) approximately $300,000 to repay indebtedness assumed by us in connection with acquisitions completed by us in 2004. Following this offering and the application of the net proceeds, we do not expect to have any indebtedness outstanding under our new senior secured credit facility. During 2004 we borrowed funds under our credit facility with Residential Funding Corporation for acquisitions and general working capital purposes.

          We also intend to use approximately $3.0 million of the net proceeds to satisfy our cash obligations to one of our joint venture partners with respect to its right to convert its equity interests in the joint venture into shares of our common stock and cash upon the consummation of this offering.

          The remaining proceeds of approximately $18.5 million will be used for general corporate purposes, including working capital, payment of other indebtedness, sales and marketing and capital expenditures. Further, we may be required to use approximately $500,000 of the remaining proceeds to redeem joint venture interests held by minority owners in one of our joint ventures who, at their election, have a contractual right to require us to redeem their joint venture interests. We may also use a portion of the net proceeds from this offering to pursue strategic acquisitions of additional home nursing agencies or larger home nursing operations that would allow us to acquire market share in new and existing markets. We currently have no agreements or commitments for any such acquisitions or joint venture investments. The amounts that we actually expend for these specified purposes may vary significantly depending on a number of factors, including changes in our growth strategy, the amount of our future net service revenue and expenses, and our future cash flow. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated.

          Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

          For the years ended December 31, 2002, 2003 and 2004, we distributed $153,000, $184,000 and $440,000, respectively, to our stockholders in the form of cash dividends. Following this offering, we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to support the development and growth of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and subject to any requirements under our then existing credit facility.

CAPITALIZATION

          The following table sets forth our capitalization as of September 30, 2004, on an actual basis and on an as adjusted basis to reflect:

•	our sale of 3,100,000 million shares of common stock in this offering at an assumed initial public offering price of $13.00 per share;

•	our application of the estimated net proceeds therefrom in the manner described under “Use of Proceeds”;

•	the issuance of 518,036 aggregate shares of our common stock to two of our joint venture partners, who are converting their joint venture equity interests into shares of our common stock in connection with this offering;

•	the issuance of 481,680 shares of our common stock upon conversion of outstanding KEEP Units, which will occur automatically upon the completion of this offering; and

•	the issuance of 7,000 shares of vested restricted common stock upon the completion of this offering.

You should read this table together with the information under “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Consolidated Results of Operations” and “Description of Our Capital Stock,” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$2,834	$21,333

Total debt, including current portion:
Lines of credit	$139	$—
Revolving debt arrangement	12,010	—
Capital lease obligations	1,537	1,537
Long-term debt	552	—
Long-term debt held by related party	994	—

Total debt	$15,232	$1,537
Stockholders’ equity:
Common stock: $0.01 par value; 40,000,000 shares authorized; 15,000,000 shares issued; 12,085,150 outstanding; 16,191,867 outstanding as adjusted	121	162
Treasury stock: 2,914,850 shares at cost	(2,242)	(2,242)
Additional paid-in capital	4,421	51,161
Retained earnings(1)	11,579	7,581

Total stockholders’ equity	13,879	56,662

Total capitalization	$29,111	$58,199

The table above excludes 1,000,000 shares of our common stock available for future issuance under our equity incentive plans, of which options to acquire 11,500 shares have been granted, and 14,000 unvested shares of restricted common stock.

(1)	The reduction in retained earnings reflected in the September 30, 2004 As Adjusted column results from the equity-based compensation charges relating to the outstanding KEEP Units under our KEEP Plan and the vested restricted common stock that will be issued upon completion of this offering. We will incur a charge of $531,000 in the quarter ended December 31, 2004 relating to the KEEP Units. Upon the completion of this offering we will also incur a final, non-recurring equity-based compensation charge relating to the KEEP Units, in the amount of approximately $3.4 million. Additionally, upon the completion of this offering we will incur a charge of $91,000 relating to the vested restricted common stock.

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering.

          The net tangible book value of our common stock as of September 30, 2004 was $9.0 million, or $0.75 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2004.

          Our as adjusted net tangible book value as of September 30, 2004 would have been $41.2 million, or $2.61 per share, after giving effect to the following: (1) the sale by us of 3,100,000 shares of our common stock in this offering, at an assumed initial public offering price of $13.00 per share; (2) the application of the estimated net proceeds therefrom in the manner described under “Use of Proceeds”; (3) the issuance of 518,036 aggregate shares of our common stock to two of our joint venture partners in connection with the conversion of their joint venture interests into shares of our common stock; (4) the issuance of 481,680 shares of our common stock upon conversion of outstanding KEEP Units, which will occur automatically upon the completion of this offering; and (5) the issuance of 7,000 shares of vested restricted common stock upon completion of this offering. This represents an immediate increase in net tangible book value of $1.86 per share to our existing stockholders and an immediate dilution of $10.39 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Net tangible book value per share as of September 30, 2004	0.75
Increase in net tangible book value per share attributable to this offering	1.86
Adjusted net tangible book value per share after this offering		2.61

Dilution per share to new investors		$10.39

          The following table sets forth, on an as adjusted basis, as of September 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $13.00 per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders(1)	13,091,865	80.9%	$75,000	0.2%	$0.01
New investors	3,100,000	19.1%	40,300,000	99.8%	13.00

Total	16,191,865	100.0%	$40,375,000	100.0%

(1)	For purposes of this table, existing stockholders includes our shares of common stock outstanding as of September 30, 2004 plus 518,036 aggregate shares of common stock issuable to two of our joint venture partners upon completion of this offering, 481,680 shares issuable upon conversion of our outstanding KEEP Units and the 7,000 shares of vested restricted common stock issuable upon completion of this offering.

          Sales by the selling stockholders in this offering will reduce the number of shares held by our existing stockholders to 12,191,867, or 75.3% (or 11,591,865, or 71.6%, if the underwriters’ over-allotment option is exercised in full), of the total number of shares outstanding, and will increase the number of shares held by new investors to 4,000,000 shares, or 24.7% (or 4,600,000, or 28.4%, if the underwriters’ over-allotment option is exercised in full), of the total number of outstanding shares of common stock after the offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          The following table sets forth our selected consolidated financial data. We derived the selected consolidated financial data as of December 31, 2002 and 2003 and for the each of the three years in the period ended December 31, 2003 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the selected consolidated financial data as of December 31, 2001 from our audited consolidated financial statements and related notes which are not included in this prospectus. We derived the selected consolidated financial data as of and for the years ended December 31, 1999 and 2000 from our unaudited consolidated financial statements and related notes, which are not included in this prospectus. We derived our selected consolidated financial data as of and for the nine months ended September 30, 2003 and 2004 from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. We believe the unaudited consolidated financial data has been prepared on the same basis as our audited consolidated financial data and includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The selected consolidated financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Consolidated Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(unaudited)					(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Income Data:
Net service revenue	$10,362	$16,262	$28,208	$48,950	$72,365	$49,315	$87,958
Cost of service revenue	7,532	11,549	13,466	23,438	37,146	24,789	45,415

Gross margin	2,830	4,713	14,742	25,512	35,219	24,526	42,543
General and administrative expenses	2,642	3,975	11,011	16,430	24,761	17,205	26,433
Impairment loss	—	—	—	—	31	—	—
Equity-based compensation expense(1)(2)	—	—	111	124	864	156	1,257

Operating income	188	738	3,620	8,958	9,563	7,165	14,853
Interest expense	121	144	411	1,135	1,226	806	1,048
Non-operating (income) loss, including gain on sales of assets	—	—	(325)	(124)	(106)	(52)	109

Income from continuing operations before income taxes and minority interest and cooperative endeavor allocations	46	323	3,534	7,947	8,443	6,411	13,696
Income tax expense	—	149	1,151	2,139	2,320	1,694	4,173
Minority interest and cooperative endeavor allocations	21	271	1,355	2,699	2,837	2,113	3,066

Income from continuing operations	46	174	1,028	3,109	3,286	2,604	6,457
Loss from discontinued operations, net	—	—	(241)	(267)	(443)	(200)	(18)
Gain on sale of discontinued operations, net	—	—	—	—	—	—	308

Net income	$46	$174	$787	$2,842	$2,843	$2,404	$6,747

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(unaudited)					(unaudited)

	(in thousands, except per share data)
Earnings per share — basic(3):
Income from continuing operations	$0.00	$0.01	$0.09	$0.26	$0.27	$0.22	$0.53
Loss from discontinued operations, net	—	—	(0.02)	(0.02)	(0.03)	(0.02)	0.00
Gain on sale of discontinued operations, net	—	—	—	—	—	—	0.03

Net income	$0.00	$0.01	$0.07	$0.24	$0.24	$0.20	$0.56

Earnings per share — diluted(3):
Income from continuing operations	$0.00	$0.01	$0.08	$0.26	$0.26	$0.22	$0.53
Loss from discontinued operations, net	—	—	(0.02)	(0.02)	(0.03)	(0.02)	—
Gain on sale of discontinued operations, net	—	—	—	—	—	—	0.02

Net income	$0.00	$0.01	$0.06	$0.24	$0.23	$0.20	$0.55

Weighted average shares outstanding(3)
Basic	15,000,000	15,000,000	11,756,419	11,926,222	12,085,150	12,085,150	12,085,150
Diluted	15,000,000	15,000,000	12,241,908	12,084,534	12,114,671	12,100,682	12,201,531
Cash dividends declared per common share	—	—	.009	.013	.016	.011	.031
Other Data:
EBITDA(4)	$173	$483	$1,983	$6,048	$6,782	$5,023	$12,456

						As of
	As of December 31,					September 30,

	1999	2000	2001	2002	2003	2004

						(unaudited)
	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$295	$447	$132	$3,179	$1,725	$2,834
Total assets	1,262	4,636	10,033	21,485	27,915	41,093
Total debt	1,384	1,302	6.162	10,542	12,277	15,232
Total stockholders’ equity (deficit)	(690)	769	(403)	3,593	6,909	13,879

(1)	Equity-based compensation expense is allocated as follows:

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(unaudited)					(unaudited)

	(in thousands)
Cost of service revenue	$—	$—	$—	$—	$5	$—	$31
General and administrative expenses	—	—	111	124	859	156	1,226

Total equity-based compensation expense	$—	$—	$111	$124	$864	$156	$1,257

(2)	We will incur an equity-based compensation charge in respect of the quarter ended December 31, 2004 of $531,000. Assuming an initial public offering price of $13.00 per share, upon the completion of this offering we will also incur a final, non-recurring equity-based compensation charge relating to the outstanding KEEP Units under our KEEP Plan in the amount of $3.4 million, recorded in the reporting period the offering is completed.

(3)	All references to shares and per share amounts have been retroactively restated to reflect our incorporation in the State of Delaware and to give effect to a three-for-two stock split with respect to our common stock as if such events occurred as of the beginning of the earliest period presented. See Note 1 to our consolidated financial statements.

(4)	EBITDA represents our portion of EBITDA, excluding the minority interest and cooperative endeavor allocations of third parties. EBITDA is not a substitute for operating income, net income, or cash flow from operating activities, as determined in accordance with GAAP, as measures of liquidity. See “Non-GAAP Financial Measures.” For each of the periods indicated, the following table sets forth a reconciliation of EBITDA to net cash provided by (used in) operating activities to net income. The following reconciliation includes amounts classified as discontinued operations in our consolidated financial statements.

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(unaudited)					(unaudited)

	(in thousands)
EBITDA	$173	$483	$1,983	$6,048	$6,782	$5,023	$12,456
Depreciation and amortization expense	6	16	98	230	441	283	688
Impairment loss	—	—	—	—	351	—	—
Interest expense	121	144	411	1,153	1,246	823	1,058
Income tax expense	—	149	1,012	1,956	2,007	1,565	4,361
Non-operating income, including gain on sales of assets	—	—	(325)	(133)	(106)	(52)	(398)

Net income	46	174	787	2,842	2,843	2,404	6,747

Depreciation	6	16	98	230	441	283	688
Provision for bad debts	66	134	484	461	604	512	1,186
Impairment loss	—	—	—	—	351	—	—
Change in fair value of outstanding warrants	—	—	963	—	—	—	—
Equity-based compensation expense	—	—	111	124	864	156	1,257
Minority interest in earnings of subsidiaries	—	—	—	—	241	—	2,651
Deferred income taxes	—	—	(168)	157	310	—	(232)
Gain on sales of assets	—	—	(89)	—	(10)	(2)	(365)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(132)	(2,992)	(4,574)	(7,086)	(4,476)	728	(7,656)
Prepaid expenses, other assets	(211)	(481)	(299)	(330)	(221)	(103)	(283)
Accounts payable and accrued expenses	204	1,552	707	3,686	534	(1,159)	2,212
Net amounts due under cooperative endeavor agreements	—	191	297	(168)	4	769	(457)
Net amounts due governmental entities	—	90	(3)	258	(655)	(83)	(104)

Net cash provided by (used in) operating activities	$(21)	$(1,316)	$(1,686)	$174	$830	$3,145	$5,644

NON-GAAP FINANCIAL MEASURES

          EBITDA is a measure of our ability to meet our future debt service, capital expenditures and working capital requirements that is not required by, or presented in accordance with, GAAP. EBITDA should not be considered an alternative to operating income, net income, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

          When we use the term “EBITDA,” we are referring to operating income plus depreciation and amortization expense and impairment loss. EBITDA represents our portion of EBITDA, excluding the minority interest and cooperative endeavor allocations of third parties, such as physicians, hospitals and other healthcare providers, that own interests in the home nursing agencies and long-term acute care hospitals that we consolidate for financial reporting purposes.

          EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under GAAP. This non-GAAP measure does not reflect:

•	our cash expenditures, or future cash requirements for capital expenditures, or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	our interest expense or the cash requirements necessary to service interest and principal payments on our debts;

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and

•	the fact that other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

          Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and by supplementing our analysis of our GAAP results with EBITDA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND CONSOLIDATED RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements. Forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors could cause actual results or achievements to differ materially from any future results or achievements expressed or implied by forward-looking statements. A number of these important factors are described under “Risk Factors.”

Overview

          We provide post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States. We provide these post-acute healthcare services through our home nursing agencies, hospices, long-term acute care hospitals and outpatient rehabilitation clinics. Since our founders began operations in 1994 with one home nursing agency in Palmetto, Louisiana, we have grown to 86 locations in Louisiana, Alabama, Arkansas, Mississippi and Texas as of December 31, 2004.

Segments

          We operate in two segments for financial reporting purposes: home-based services and facility-based services. We derived 68.5% of our net service revenue during the nine months ended September 30, 2004 and 77.7% of our net service revenue for the year ended December 31, 2003 from our home-based services segment and derived the balance of our net service revenue for those periods from our facility-based services segment.

          Through our home-based services segment we offer a wide range of services, including skilled nursing, private duty nursing, physical, occupational, and speech therapy, medically-oriented social services, and hospice care. As of December 31, 2004, we owned and operated 63 home nursing locations, of which 56 were Medicare-certified, and three Medicare-certified hospices. Of these 66 home-based services locations, 37 are wholly-owned by us and 29 are owned through joint ventures or controlled through other strategic relationships. We also manage the operations of four home nursing agencies and two hospices in which we have no ownership interest. We intend to increase the number of home nursing agencies that we operate through continued acquisition and development, primarily in underserved rural markets, as we implement our growth strategy. As we acquire and develop home nursing agencies, we anticipate the percentage of our net service revenue and operating income derived from our home-based services segment will increase.

          We provide facility-based services principally through our long-term acute care hospitals and outpatient rehabilitation clinics. As of December 31, 2004, we owned and operated four long-term acute care hospitals with seven locations, all located within host hospitals, and one inpatient rehabilitation facility, which we intend to convert into a long-term acute care hospital. We also owned and operated five outpatient rehabilitation clinics and provided contract rehabilitation services to third parties. Of these 13 facility-based services locations, nine are wholly-owned by us and four are owned through joint ventures or controlled through other strategic relationships. We also manage the operations of one inpatient rehabilitation facility in which we have no ownership interest. Because of the recent changes in the regulations applicable to long-term acute care hospitals operated as hospitals within hospitals, we do not intend to expand the number of hospital within a hospital long-term acute care hospitals that we operate. As a result, we anticipate that the percentage of our net service revenue and operating income derived from our facility-based services segment will decline.

Development Activities

          Since January 2001, we have acquired all or a majority of the economic interests in 26 home nursing agencies for a total consideration of approximately $2.7 million: 19 in Louisiana, one in Alabama, five in Mississippi and one in Texas. During this same period, we also internally developed 19 home nursing agencies: eight in Louisiana, eight in Mississippi and three in Texas. Also since January 2001, we have acquired all or a majority of the economic interests in three hospices, all located in Louisiana, for approximately $200,000 and internally developed a hospice in Mississippi.

          Since January 2001, we have acquired all or a majority of the economic interests in two long-term acute care hospital locations and three outpatient rehabilitation clinics located in Louisiana for approximately $2.2 million since January 2001. During this same period, we internally developed six long-term acute care hospital locations, two inpatient rehabilitation facilities and two outpatient rehabilitation clinics located in Louisiana. Since January 2002, we have expanded the number of licensed beds at our long-term acute care hospital locations and inpatient rehabilitation facilities from 22 beds to 132 beds as of December 31, 2004.

          In February 2004, we sold three hospices, two in Louisiana and one in Mississippi, and one home nursing agency in Louisiana for $500,000. Also in February 2004, we sold one inpatient rehabilitation facility located in Louisiana for $129,000 and closed one outpatient rehabilitation clinic and one long-term acute care hospital, both located in Louisiana. In October 2004, we closed one home nursing agency and one outpatient rehabilitation clinic. Typically, we sold or closed these locations because they were not performing according to our expectations.

          The following table is a summary of our acquisitions, divestitures and internal development activities since 2001. This table does not include the seven management services agreements under which we manage the operations of four home nursing agencies, two hospices and one inpatient rehabilitation facility.

			Long-Term Acute Care	Outpatient
	Home Nursing		Hospitals and Inpatient	Rehabilitation
Year	Agencies	Hospices	Rehabilitation Facilities	Clinics

Total at January 1, 2001	20	2	–	2
Developed	1	–	1	–
Acquired	10	1	–	–

Total at January 1, 2002	31	3	1	2
Developed	1	–	2	–
Acquired	7	1	–	–

Total at January 1, 2003	39	4	3	2
Developed	7	1	2	2
Acquired	2	1	2	–

Total at January 1, 2004	48	6	7	4
Developed	10	–	3	–
Acquired	7	–	–	3
Divested/ Closed	(2)	(3)	(2)	(2)

Total at December 31, 2004	63	3	8	5

Sources of Revenue by Payor

          We receive payments for our services rendered to patients from Medicare, state Medicaid programs, commercial insurers and managed care organizations and from our patients directly. From all sources except Medicare, reimbursement is typically billed and recorded as services are rendered based upon discounts from established rates and revenue. We generally receive fixed payments from Medicare and Medicaid for our services based upon the level of care provided to our patients. Consequently, our net income largely depends upon our ability to manage the cost of providing these services. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing such payments could cause our net service revenue and net income to materially decline.

          The following table sets forth the percentage of our net service revenue earned by category of payor for each of our last three fiscal years and during the nine months ended September 30, 2004:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

Payor	2001	2002	2003	2003	2004

Medicare	79.3%	82.8%	83.1%	83.3%	85.7%
Medicaid	2.6	3.8	5.1	5.2	4.8
Other	18.1	13.4	11.8	11.5	9.5

Total net service revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Medicare

          Home Nursing. We are reimbursed for our home nursing services under the Medicare prospective payment system based on episodes of care. An episode of care is defined as a length of care up to 60 days with multiple continuous episodes allowed. A base episode payment is established by Medicare through federal legislation. The base episode payment is adjusted based on case mix, the applicable geographic wage index, high or low utilization (either expected or unexpected), intervening events and other factors. The base episode payment will remain constant regardless of the costs we incur to provide care and covers all aspects of service plus reimbursement for medical supplies, within the scope of the home health benefit received.

          We recognize revenue when services are provided based on the number of days elapsed during the episode. We periodically perform payment variance analysis to verify that the models utilized in projecting total net service revenue accurately reflect the payments received.

          A portion of reimbursement for each Medicare episode is billed, and cash is typically received, before all services are rendered. The estimated episode payment is billed at the commencement of the episode. At initial billing, 60.0% of the estimated reimbursement is received for the initial episode of care and 50.0% is received for subsequent episodes of care. The remaining reimbursement is received upon completion of the episode. It is important to note that although every effort is made to accurately report Medicare net reimbursement, Medicare rates are subject to change. Due to the length of our episodes of care, the situation may arise where Medicare rate changes affect a prior period’s net service revenue.

          The current base payment rate for Medicare home nursing is $2,264. Since the inception of the prospective payment system in October 2000, the base episode rate payment has varied due to both the impact of annual market basket based increases and Medicare-related legislation. The passage of the MMA resulted in two changes in Medicare reimbursement. First, for episodes ended on or after April 1, 2004 through December 31, 2006, the base episode rate increase has been reduced by 0.8%. Secondly, a 5.0% payment increase is provided for services furnished in a non-MSA setting for episodes ending on or after April 1, 2004 and before April 1, 2005. Based on the Medicare definition of a non-MSA setting, only a portion of our rural patients qualify for this payment increase. Approximately 36.1% of our net service revenue for the nine months ended September 30, 2004 was derived from patients who reside in a non-MSA.

          Effective January 1, 2005, the “market basket adjustment” was increased by approximately 2.0% (net of the 0.8% reduction referred to above). The Medicare Payment Advisory Commission, or MedPAC, has recommended to Congress that the increase be eliminated. MedPAC is an independent federal body established to advise Congress on issues affecting the Medicare program. We cannot predict the timing or the magnitude of any changes recommended by MedPAC.

          Hospice. Medicare reimburses for hospice care using a prospective payment system. Under that system, we receive one of four predetermined daily or hourly rates based upon the level of care we furnish to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations. We currently receive between $105.22 and $111.32 per day for routine home care, depending on the geographic location. On October 1, 2003 and October 1, 2004, the base Medicare payment rates for hospice increased by approximately 3.4% and 3.3%, respectively, over the base rate previously in effect. These rates were further adjusted geographically by the hospice wage index. Overall payments by Medicare to us for hospice services are subject to caps calculated by the Medicare fiscal intermediary at the end of the hospice cap period, which runs from November 1st of each year to October 31st of the following year. If one of our hospices were to exceed the caps, it could have an adverse impact on the net service revenue generated by our hospice operations. None of our hospice locations exceeded the caps during 2001, 2002, 2003 or 2004.

          Long-Term Acute Care Hospitals. We are reimbursed for services rendered by our long-term acute care hospitals under a Medicare prospective payment system. Under this system, each discharged patient is assigned to a distinct long-term care diagnosis-related group, and our long-term acute care hospitals are generally paid a pre-determined, fixed amount applicable to the assigned long-term care diagnosis-related group (adjusted for area wage differences).

          Effective for discharges on or after October 1, 2004, CMS has published the new relative weights applicable to the long-term care diagnosis-related group system. We have modeled our historical diagnosis-related group utilization and applied the new relative weights to determine the financial impact of this update. After conducting this analysis, and assuming that utilization remains the same, we have determined that the relative weight changes could increase our net service revenue by almost 2.0%.

          In August 2004, CMS announced final regulatory changes applicable to long-term acute care hospitals operated as hospitals within hospitals. Effective October 1, 2004, the final rule, subject to certain exceptions, imposes lower rates of reimbursement on long-term acute care hospitals within hospitals whose Medicare admissions from their host hospitals are in excess of specified percentages. Our existing long-term acute care hospitals should be unaffected by the rule until October 1, 2005, when the limitation on Medicare host admissions drops to 75.0%. In order to minimize the more significant impact of the rule after October 1, 2006, when the limitation on Medicare host admissions drops to 50.0%, we intend, during the intervening period, to reevaluate our business plan in each of our markets where we have long-term acute care hospitals and develop appropriate strategies to adapt to the rule.

          Outpatient Rehabilitation. Outpatient therapy services are reimbursed on a fee schedule, subject to annual limitations. Outpatient therapy service providers receive a fixed fee for each procedure performed, adjusted by the geographical area in which the outpatient rehabilitation clinic is located.

Medicaid

          Medicaid fee-for-service rates are published by the various state Medicaid programs. Net service revenue for our Medicaid population is recognized at the time that services are rendered. Because Medicaid applies a fee-for-service payment methodology, as opposed to the case rate payment methodology of the Medicare system, we are able to recognize the exact amount expected from the Medicaid program in any given reporting period at the time that services are rendered.

Other

          Other payor sources include commercial insurance, managed care organizations, private payors and patients. Similar to Medicaid, net service revenue from these payor sources is recognized at the time services are rendered because most of our commercial insurance and managed care payment arrangements are fee-for-service in nature.

Components of Expenses

Cost of Service Revenue

          Our cost of service revenue consists primarily of the following expenses incurred by our clinical and clerical personnel in our agencies and facilities:

•	salaries and related benefits;

•	transportation, primarily mileage reimbursement; and

•	supplies and services, including payments to contract therapists.

General and Administrative Expenses

          Our general and administrative expenses consist primarily of the following expenses incurred by our home office and administrative field personnel:

•	Home office:

•	salaries and related benefits;
•	insurance;
•	costs associated with advertising and other marketing activities; and
•	rent and utilities;

•	Supplies and services:

•	accounting, legal and other professional services; and
•	office supplies;

•	Depreciation; and

•	Provision for bad debts.

Equity-Based Compensation Expense

          Under our KEEP Plan certain of our employees were granted KEEP Units. The KEEP Units, which have no exercise price, vest over a five-year period. The KEEP Units function as stock appreciation rights whereby an individual is entitled to receive, on a per unit basis, the increase in estimated fair value, as determined by us, of our units from the date of grant until the date upon which the employee dies, retires or is terminated for any reason other than cause. Accordingly, the KEEP Units are subject to variable accounting until such time as the obligation to the employee is settled. We will incur an equity-based compensation charge in respect of the quarter ended December 31, 2004 of $531,000. Assuming an initial public offering price of $13.00 per share, upon the completion of this offering all obligations relating to our KEEP Units will be settled by conversion into shares of our common stock and we will incur a final, non-recurring equity-based compensation charge in the amount of approximately $3.4 million, recorded in the reporting period the offering is completed.

          In March 2001, an officer of the Company acquired 90,000 shares of our common stock from a significant stockholder in exchange for a non-recourse, prepayable interest bearing note. Under GAAP this transaction must be treated as though the shares were acquired from us. In March 2004, the 90,000 shares were returned to the significant stockholder and the note was cancelled. The officer then acquired 150,000 membership units directly from us pursuant to a non-recourse, prepayable interest bearing promissory note. We recorded equity-based compensation expense in relation to these transactions of $111,000 in 2001, $124,000 in 2002 and $665,000 in 2003, and approximately $600,000 as of September 30, 2004. In June 2004, the 150,000 shares were returned, the note was cancelled and we committed to issue 150,000 KEEP Units to replace these shares. Future equity-based compensation expense will be recognized to the extent the fair value of the KEEP Units varies from the cumulative compensation charge of $1.5 million recognized through September 30, 2004.

          Our equity-based compensation expense is allocated to our home-based and facility-based services segments in accordance with our home office allocation, which is calculated based on the percentage of our net service revenue contributed by each segment during the applicable period.

Discontinued Operations

          During the nine months ended September 30, 2004, we sold our majority interest in three hospices, our majority interest in an inpatient rehabilitation facility and the rights to operate a home nursing agency in a specific area. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of operations of these entities, including the gain on sale and impairment loss, are presented as discontinued operations in the consolidated statement of income for all periods presented.

Consolidated Results of Operations

          The following table sets forth, for the periods indicated, certain items included in our consolidated statement of income as a percentage of our net service revenue:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Net service revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of service revenue	47.7	47.9	51.3	50.3	51.6

Gross margin	52.3	52.1	48.7	49.7	48.4
General and administrative expenses	39.1	33.5	34.3	34.9	30.1
Impairment loss	—	—	0.0	—	—
Equity-based compensation expense	0.4	0.3	1.2	0.3	1.4

Operating income	12.8	18.3	13.2	14.5	16.9
Interest expense	1.5	2.3	1.7	1.6	1.2
Non-operating (income) loss, including gain on sales of assets	(1.2)	(0.3)	(0.1)	(0.1)	0.1
Income tax expense	4.1	4.4	3.2	3.4	4.8
Minority interest and cooperative endeavor allocations	4.8	5.5	3.9	4.3	3.5

Income from continuing operations	3.6%	6.4%	4.5%	5.3%	7.3%

          The following table sets forth, for the periods indicated, net service revenue, cost of service revenue, general and administrative expenses, equity-based compensation expense and operating income by segment. The table also includes data regarding total admissions and total Medicare admissions for our home-based services segment and patient days and average revenue per patient day for our facility-based services segment.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except for admissions and patient day data)
Home-Based Services Data:
Net service revenue	$24,276	$42,443	$56,196	$38,914	$60,368
Cost of service revenue	11,328	19,745	27,567	18,671	29,962
General and administrative expenses	9,365	13,388	17,642	12,616	17,969
Equity-based compensation expense	78	87	605	109	880
Operating income	3,505	9,223	10,351	7,518	11,557
Total admissions	5,655	10,395	12,606	8,632	11,954
Total Medicare admissions	3,957	7,150	8,267	6,069	8,768

Facility-Based Services Data:
Net service revenue	$3,932	$6,507	$16,169	$10,401	$27,590
Cost of service revenue	2,138	3,693	9,579	6,118	15,453
General and administrative expenses	1,646	3,042	7,119	4,589	8,464
Equity-based compensation expense	33	37	259	47	377
Operating income (loss)	115	(265)	(788)	(353)	3,296
Patient days	3,782	4,510	15,368	9,928	26,066
Outpatient visits	21,782	11,829	6,944	5,108	16,662

          The following table shows net service revenue, cost of service revenue, general and administrative expenses, equity-based compensation expense and operating income by segment, expressed as a percentage of each segment’s net service revenue.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Home-Based Services:
Net service revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of service revenue	46.7	46.5	49.1	48.0	49.6
General and administrative expenses	38.6	31.5	31.4	32.4	29.8
Impairment loss	—	—	0.1	—	—
Equity-based compensation expense	0.3	0.2	1.1	0.3	1.5
Operating income	14.4	21.7	18.4	19.3	19.1

Facility-Based Services:
Net service revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of service revenue	54.4	56.8	59.2	58.8	56.0
General and administrative expenses	41.9	46.7	44.0	44.1	30.7
Equity-based compensation expense	0.8	0.6	1.6	0.5	1.4
Operating income (loss)	2.9	(4.1)	(4.9)	(3.4)	11.9

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Net Service Revenue

          Net service revenue for the nine months ended September 30, 2004 was $88.0 million, an increase of $38.7 million, or 78.5%, from $49.3 million in 2003. For the nine months ended September 30, 2004 and 2003, 85.7% and 83.3%, respectively, of our net service revenue was derived from Medicare.

          Home-Based Services. Net service revenue for the nine months ended September 30, 2004 was $60.4 million, an increase of $21.5 million, or 55.3%, from $38.9 million for the nine months ended September 30, 2003. The increase in net service revenue resulted in part from a 38.5% increase in total admissions from 8,632 in the nine months ended September 30, 2003 to 11,954 in the nine months ended September 30, 2004. Improvements in case mix and payor mix and an increase in therapy utilization within our home health episodes also contributed to the increase. Approximately $10.6 million of this increase was attributable to net service revenue generated from acquisition or internal development activity during 2003. An additional $2.4 million increase in net service revenue was attributable to acquisition or internal development activity during the period. The remaining increase of approximately $8.5 million reflects our internal growth.

          Facility-Based Services. Net service revenue for the nine months ended September 30, 2004 was $27.6 million, an increase of $17.2 million, or 165.4%, from $10.4 million for the nine months ended September 30, 2003. The increase in net service revenue resulted in part from an increase in patient days of 162.6% from 9,928 in the nine months ended September 30, 2003 to 26,066 in the nine months ended September 30, 2004. Also contributing to our growth was a 98.6% increase in the aggregate number of licensed beds at our long-term acute care hospitals and inpatient rehabilitation facilities from 69 beds at September 30, 2003 to 137 beds at September 30, 2004. Of these 137 beds, 18 beds were licensed and became available for patient care in late September 2004. Approximately $6.0 million of this increase was attributable to net service revenue generated from acquisition activity during 2003. An additional $5.8 million increase in net service revenue was attributable to acquisition or internal development activity during the period. The remaining increase of approximately $5.4 million reflects our internal growth.

Cost of Service Revenue

          Cost of service revenue for the nine months ended September 30, 2004 was $45.4 million, an increase of $20.6 million, or 83.1%, from $24.8 million for the nine months ended September 30, 2003. Cost of service revenue represented approximately 51.6% and 50.3% of our net service revenue for the nine months ended September 30, 2004 and 2003, respectively.

          Home-Based Services. Cost of service revenue for the nine months ended September 30, 2004 was $30.0 million, an increase of $11.3 million, or 60.4%, from $18.7 million for the nine months ended September 30, 2003. Approximately $10.3 million of this increase resulted from an increase in salaries and benefits, of which $5.2 million was incurred as a result of acquisition or development activity during 2003. The increase in salaries and benefits expense due to internal growth accounted for approximately $3.3 million of the increase in this category. The remaining increase in salaries and benefits expense was attributable to 2004 acquisitions of $1.8 million. Supplies and services expense and transportation expense contributed $500,000 and $500,000, respectively, to the increase in cost of service revenue. Cost of service revenue for the nine months ended September 30, 2004 represented 49.6% of our net service revenue compared to 48.0% during the nine months ended September 30, 2003.

          Facility-Based Services. Cost of service revenue for the nine months ended September 30, 2004 was $15.5 million, an increase of $9.4 million, or 154.1%, from $6.1 million for the nine months ended September 30, 2003. Approximately $6.0 million of this increase resulted from an increase in salaries and benefits. Of this amount, $2.5 million was incurred as a result of acquisition and internal development activity during 2003. Of the remaining $3.5 million increase, $2.1 million resulted from acquisition and development activity during the period. The increase in salaries and benefits expense from internal growth within our facility-based services segment amounted to $1.4 million. Supplies and services expense contributed approximately $3.4 million of the increase in cost of service revenue. Cost of service revenue for the nine months ended September 30, 2004 represented 56.0% of our net service revenue compared to 58.8% during the nine months ended September 30, 2003.

General and Administrative Expenses

          General and administrative expenses for the nine months ended September 30, 2004 were $26.4 million, an increase of $9.2 million, or 53.5%, from $17.2 million for the nine months ended September 30, 2003.

          Home-Based Services. General and administrative expenses for the nine months ended September 30, 2004 were $18.0 million, an increase of $5.4 million, or 42.9%, from $12.6 million for the nine months ended September 30, 2003. Approximately $3.5 million of this increase was attributable to acquisition or internal development activity during 2003. The remaining $1.9 million of the increase in general and administrative expense was due to acquisition and internal development activity during the 2004 period.

          Facility-Based Services. General and administrative expenses for the nine months ended September 30, 2004 were $8.5 million, an increase of $3.9 million, or 84.8%, from $4.6 million for the nine months ended September 30, 2003. The majority, or $3.0 million, of the increase was attributable equally to the increased acquisition and internal development activity during the 2003 and 2004 periods. Internal growth accounted for approximately $700,000 of the increase. The remaining increase in general and administrative expenses of $200,000 was related to increases in provision for bad debts expense and depreciation expense. Bad debt expense as a percentage of this segment’s revenue for the nine months ended September 30, 2004 was 1.0% compared to 0.7% for the same period in 2003. During the period ended September 30, 2004, we increased our allowance for uncollectible accounts due to identified collectibility issues with accounts receivable. We believe the additional bad debt expense recognized in the period relates to collectibility issues specific to a group of accounts receivable acquired in an acquisition and does not indicate a change in the trend of collections.

Equity-Based Compensation Expense

          Equity-based compensation expense for the nine months ended September 30, 2004 was $1.3 million, an increase of approximately $1.1 million from $156,000 for the nine months ended September 30, 2003. Approximately $600,000 of this increase was related to the mark-to-market valuation adjustment for the KEEP Units and $500,000 was attributable to the mark-to-market valuation adjustment related to shares of common stock held by one of our officers. Of the $1.3 million expense we incurred in the nine months ended September 30, 2004, approximately $31,000 was attributable to cost of service revenue with the remaining amount attributable to general and administrative expenses.

Income Tax Expense

          The effective tax rates for the nine months ended September 30, 2004 and 2003 were 39.4% and 39.2%, respectively.

Minority Interest and Cooperative Endeavor Allocations

          The minority interest and cooperative endeavor allocations expense for the nine months ended September 30, 2004 was $3.1 million, an increase of $1.0 million, compared to $2.1 million for the nine months ended September 30, 2003. The increase was attributable to an acquisition of a long-term acute care hospital in late 2003 with a significant minority interest position.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Service Revenue

          For the years ended December 31, 2003 and 2002, 83.1% and 82.8%, respectively, of our net service revenue was derived from Medicare. Net service revenue for the year ended December 31, 2003 was $72.4 million, an increase of $23.4 million, or 47.8%, from $49.0 million in 2002.

          Home-Based Services. Net service revenue for the year ended December 31, 2003 was $56.2 million, an increase of $13.8 million, or 32.6%, from $42.4 million in 2002. The increase in net service revenue resulted in part from an 21.3% increase in total admissions from 10,395 in year ended December 31, 2002 to 12,606 in the year ended December 31, 2003. Improvements in case mix and payor mix and an increase in therapy utilization within our home health episodes also contributed to the increase. Approximately $10.4 million, or 75.4%, of this increase reflects internal growth. Acquisition and internal development activity during 2003 accounted for the remaining $3.4 million of the increased net service revenue over the comparable period in 2002.

          Facility-Based Services. Net service revenue for the year ended December 31, 2003 was $16.2 million, an increase of $9.7 million, or 149.2%, from $6.5 million in 2002. The increase in net service revenue resulted in part from an increase in patient days of 240.8% from 4,510 in the year ended December 31, 2002 to 15,368 in the year ended December 31, 2003. Also contributing to our growth was an increase in the aggregate number of licensed beds at our long-term acute care hospitals and inpatient rehabilitation facilities from 28 beds at December 31, 2002 to 97 beds at December 31, 2003. Approximately $4.6 million of this increase reflects internal growth. Acquisition and internal development activity accounted for the remaining $5.1 million of the increased net service revenue over the comparable period in 2002.

Cost of Service Revenue

          Cost of service revenue for the year ended December 31, 2003 was $37.1 million, an increase of $13.7 million, or 58.5%, from $23.4 million in 2002. Cost of service revenue for the year ended December 31, 2003 represented 51.3% of our net service revenue compared to 47.9% during the year ended December 31, 2002.

          Home-Based Services. Cost of service revenue for the year ended December 31, 2003 was $27.6 million, an increase of $7.9 million, or 40.1%, from $19.7 million in 2002. Approximately $7.5 million of this increase was attributable to salaries and benefits, of which approximately $5.2 million resulted from internal growth, with the remaining $2.3 million attributable to acquisition and internal development activity during 2003. Supplies and services expense of $400,000 accounted for the remaining increase in cost of service revenue. Cost of service revenue for the year ended December 31, 2003 represented 49.1% of our net service revenue compared to 46.5% during the year ended December 31, 2002.

          Facility-Based Services. Cost of service revenue for the year ended December 31, 2003 was $9.6 million, an increase of $5.9 million, or 159.5%, from $3.7 million in 2002. Approximately $4.2 million of this increase was attributable to salaries and benefits, of which $1.8 million resulted from internal growth, the remaining $2.4 million attributable to acquisition and internal development activity during 2003. Supplies and services expense contributed approximately $1.5 million of the increase in cost of service revenue and was attributable to our acquisition and internal development activity during 2003. The remaining increase in cost of service revenue of $200,000 was related to increases in provision for bad debts expense and depreciation expense. Cost of service revenue for the year ended December 31, 2003 represented 59.2% of our net service revenue compared to 56.8% during the year ended December 31, 2002.

General and Administrative Expenses

          General and administrative expenses for the year ended December 31, 2003 were $24.8 million, an increase of $8.4 million, or 51.2%, from $16.4 million in 2002.

          Home-Based Services. General and administrative expenses for the year ended December 31, 2003 were $17.6 million, an increase of $4.2 million, or 31.3%, from $13.4 million in 2002. Approximately $4.1 million of this increase was attributable to home office expenses, of which $2.8 million was attributable to internal growth, with the remaining $1.3 million attributable to our acquisition and internal development activity during 2003. The remaining increase in general and administrative expenses of $149,000 was related to increases in provision for bad debts expense and depreciation expense.

          Facility-Based Services. General and administrative expenses for the year ended December 31, 2003 were $7.1 million, an increase of $4.1 million, or 136.7%, from $3.0 million in 2002. Approximately $3.8 million of this increase was attributable to home office expenses, of which $1.2 million was attributable to internal growth and the remaining $2.6 million was attributable to acquisition and internal development activity during 2003. The remaining increase in general and administrative expenses of $300,000 was related to increases in provision for bad debts expense and depreciation expense.

Equity-Based Compensation Expense

          Equity-based compensation expense for the year ended December 31, 2003 was $864,000, an increase of $740,000 from $124,000 in 2002. This increase was related to the mark-to-market valuation adjustment for the KEEP Units and the shares of common stock held by one of our officers. Of the $864,000 expense incurred in 2003, only $5,000 was attributable to cost of service revenue with the remaining amount attributable to general and administrative expenses.

Income Tax Expense

          The effective tax rates for the years ended December 31, 2003 and 2002 were 41.4% and 40.7%, respectively.

Minority Interest and Cooperative Endeavor Allocations

          The minority interest and cooperative endeavor allocations expense for the year ended December 31, 2003 was $2.8 million compared to $2.7 million for 2002. The increase of $138,000, or 5.1%, was attributable to internal growth of our facilities and agencies that have minority interests.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Service Revenue

          For the year ended December 31, 2002, 82.8% of our net service revenue was derived from Medicare, as compared to only 79.3% for the year ended December 31, 2001. Net service revenue for the year ended December 31, 2002 was $49.0 million, an increase of $20.8 million, or 73.8%, from $28.2 million in 2001.

          Home-Based Services. Net service revenue for the year ended December 31, 2002 was $42.4 million, an increase of $18.1 million, or 74.5%, from $24.3 million in 2001. The increase in net service revenue resulted in part from a 83.8% increase in total admissions from 5,655 in the year ended December 31, 2001 to 10,395 in the year ended December 31, 2002. Improvements in case mix and payor mix and an increase in therapy utilization within our home health episodes also contributed to the increase. Of this increase, approximately $12.3 million was the result of acquisition and internal development activity. Internal growth during fiscal year 2002 amounted to approximately $5.8 million of the remaining increase.

          Facility-Based Services. Net service revenue for the year ended December 31, 2002 was $6.5 million, an increase of $2.6 million, or 66.7%, from $3.9 million in 2001. The increase in net service revenue resulted in part from an increase in patient days of 19.2% from 3,782 in the year ended

December 31, 2001 to 4,510 in the year ended December 31, 2002. Also contributing to our growth was an increase in the aggregate number of licensed beds at our long-term acute care hospitals to 28 beds at December 31, 2002. Of this increase, approximately $2.0 million was the result of internal development activity during the period. Internal growth related to our outpatient rehabilitation clinics during fiscal year 2002 amounted to approximately $600,000 of the remaining increase.

Cost of Service Revenue

          Cost of service revenue for the year ended December 31, 2002 was $23.4 million, an increase of $9.9 million, or 73.3%, from $13.5 million in 2001. Cost of service revenue for the year ended December 31, 2002 represented 47.9% of our net service revenue compared to 47.7% during the year ended December 31, 2001.

          Home-Based Services. Cost of service revenue for the year ended December 31, 2002 was $19.8 million, an increase of $8.5 million, or 75.2%, from $11.3 million in 2001. Approximately $7.3 million of this increase was attributable to salaries and benefits, with internal growth accounting for $2.6 million of the increase. Approximately $4.7 million of the salaries and benefits increase was the result of acquisition and internal development activity. Supplies and services expense contributed approximately $1.2 million of the increase in cost of service revenue, of which 50.0% was attributable to our acquisition and development activity during 2001. Cost of service revenue for the years ended December 31, 2002 and 2001 represented 46.5% and 46.7% of our net service revenue, respectively.

          Facility-Based Services. Cost of service revenue for the year ended December 31, 2002 was $3.7 million, an increase of $1.6 million, or 76.2%, from $2.1 million in 2001. Approximately $1.1 million of this increase was attributable to salaries and benefits, of which $1.0 million was related to internal development activity during the period. Supplies and services expense contributed approximately $500,000 of the increase in cost of service revenue and was also attributable to new start-ups in fiscal year 2002. Cost of service revenue for the year ended December 31, 2002 represented 56.8% of our net service revenue compared to 54.4% during the year ended December 31, 2001.

General and Administrative Expenses

          General and administrative expenses for the year ended December 31, 2002 were $16.4 million, an increase of $5.4 million, or 49.1%, from $11.0 million in 2001.

          Home-Based Services. General and administrative expenses for the year ended December 31, 2002 were $13.4 million, an increase of $4.0 million, or 42.6%, from $9.4 million in 2001. Approximately $3.5 million, or 87.5%, of this increase is attributable to home office expenses, of which $2.3 million was the result of our acquisition and development activity during 2001. An additional $1.0 million increase in home office expense was attributable to acquisition or internal development activity during the period. Internal growth of $300,000 accounted for the balance of the increase in home office expenses. The remaining increase in general and administrative expenses of $200,000 was related to increases in provision for bad debts expense and depreciation expense.

          The substantial increase in home office expenses within our internal growth during 2002 is directly related to the implementation of our Regional Manager program, whereby experienced clinical managers were hired to oversee and manage all of the field locations. Additionally, our home office billing and collections staff was increased to keep pace with our growth.

          Facility-Based Services. General and administrative expenses for the year ended December 31, 2002 were $3.0 million, an increase of $1.4 million, or 87.5%, from $1.6 million in 2001. Approximately $1.0 million, or 71.4%, of this increase is attributable to home office expenses, of which $600,000 was related to internal development activity during the period. The remaining increase in general and administrative expenses was primarily attributable to an increase in provision for bad debts expense and depreciation expense of $400,000.

Equity-Based Compensation Expense

          Equity-based compensation expense for the years ended December 31, 2002 and 2001 was $124,000 and $111,000, respectively. All of our equity-based compensation expense in 2002 was attributable to general and administrative expenses.

Income Tax Expense

          The effective tax rates for the years ended December 31, 2002 and 2001 were 40.7% and 52.8%, respectively. The provision for income taxes of 52.8% in 2001 is due to a nondeductible charge of $963,000 for an increase in the fair value of a warrant liability.

Minority Interest and Cooperative Endeavor Allocations

          The minority interest and cooperative endeavor allocation expense for the year ended December 31, 2002 was $2.7 million compared to $1.4 million for 2001. Approximately $1.0 million of the increase was attributable to internal growth in our facilities and agencies that have minority interests.

Unaudited Consolidated Quarterly Results of Operations

          The following table presents our operating results for each of the last 11 fiscal quarters up to the period ended September 30, 2004. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included in this prospectus. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. This data should be read together with our consolidated financial statements and the related notes.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

	(unaudited)
	(in thousands)
Net service revenue	$10,139	$11,977	$12,768	$14,066
Cost of service revenue	4,730	6,002	5,789	6,917

Gross margin	5,409	5,975	6,979	7,149
General and administrative expenses	3,493	3,823	4,540	4,574
Impairment loss	—	—	—	—
Equity-based compensation expense	31	31	31	31

Operating income	$1,885	$2,121	$2,408	$2,544

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

	(unaudited)
	(in thousands)
Net service revenue	$14,708	$16,681	$17,926	$23,050
Cost of service revenue	7,482	7,811	9,496	12,357

Gross margin	7,226	8,870	8,430	10,693
General and administrative expenses	5,466	5,862	5,877	7,556
Impairment loss	—	—	—	31
Equity-based compensation expense	32	88	36	708

Operating income	$1,728	$2,920	$2,517	$2,398

	Three Months Ended

	March 31,	June 30,	September 30,
	2004	2004	2004

	(unaudited)
	(in thousands)
Net service revenue	$25,980	$29,599	$32,379
Cost of service revenue	13,911	14,852	16,652

Gross margin	12,069	14,747	15,727
General and administrative expenses	7,609	9,212	9,612
Impairment loss	—	—	—
Equity-based compensation expense	817	229	211

Operating income	$3,643	$5,306	$5,904

Liquidity and Capital Resources

          Our principal source of liquidity for our operating activities is the collection of our accounts receivable, most of which are collected from governmental and third party commercial payors. Our reported cash flows from operating activities are impacted by various external and internal factors, including the following:

•	Operating Results — Our net income has a significant impact on our operating cash flows. Our net income has increased from $787,000 in 2001 to $2.8 million in 2003. Over this same period of time, our cash flow from operating activities changed from cash used in operating activities of $1,686,000 in 2001 to cash provided by operating activities of $830,000 in 2003. Any significant increase or decrease in our net income could have a material impact on our operating cash flows.

•	Start Up Costs — Following the completion of an acquisition, we generally incur substantial start up costs in order to implement our business strategy. There is generally a delay between our expenditure of these start up costs and the increase in net service revenue, and subsequent cash collections, which adversely effects our cash flows from operating activities.

•	Timing of Payroll — Our employees are paid bi-weekly on Fridays; therefore, operating cash flows decline in reporting periods that end on a Friday. Conversely, for those reporting periods ending on a day other than Friday, our cash flows are higher because we have not yet paid our payroll.

•	Medical Insurance Plan Funding — We are self funded for medical insurance purposes. Any significant changes in the amount of insurance claims submitted could have a direct impact on our operating cash flows.

•	Medical Supplies — A significant expense associated with our business is the cost of medical supplies. Any increase in the cost of medical supplies, or in the use of medical supplies by our patients, could have a material impact on our operating cash flows.

          Cash used in investing activities is primarily for acquisitions of healthcare facilities and property and equipment, while cash provided by financing activities is derived from the proceeds from our revolving debt arrangement.

          We are a holding company with no operations of our own. Accordingly, our ability to service our debt and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries. The distributions of those earnings or advances or other distributions of funds by these subsidiaries to us are contingent upon the subsidiaries’ earnings and are subject to various business and legal considerations. If our subsidiaries are unable to make sufficient distributions or advances to us, we may not have the cash resources necessary to service our debt or pay dividends.

Nine months ended September 30, 2004

          Operating activities during the nine months ended September 30, 2004, provided $5.6 million in cash while these activities provided $3.1 million in cash during the same nine-month period in 2003. For the nine months ended September 30, 2004, cash provided by operating activities was primarily attributable to net income of $6.7 million. Non-cash items such as depreciation and amortization, provision for bad debts, equity-based compensation, minority interest in the earnings of subsidiaries, deferred income taxes, and gain on sales of assets totaled $5.2 million. However, changes in our operating assets and liabilities, excluding cash, offset these non-cash charges including an increase in receivables of $7.7 million due primarily to an increase in operations and patient census. Accounts payable and accrued expenses increased $2.2 million, reflecting the additional payroll and benefits costs resulting from the 2004 acquisitions.

          Days sales outstanding, or DSO, for our Medicare operations for the nine months ended September 30, 2004 was 43 days compared to 30 days for the same nine-month period in 2003. Our DSO at September 30, 2003 was unusually low due to a combination of events, including the implementation of weekly billings of requests for accelerated payment, or RAPs, which resulted in increased collections and a corresponding decrease in accounts receivable, and a decline in acquisition activity during the third quarter of 2003.

          Investing activities used $4.1 million for the nine months ended September 30, 2004, whereas such activities used $1.8 million for the nine months ended September 30, 2003. Cash used in investing activities in 2004 is primarily attributed to purchases of property and equipment of $3.1 million and cash used in various 2004 acquisitions of $1.7 million which was partially offset by proceeds from sale of property and entities of $650,000.

          Financing activities used $460,000 for the nine months ended September 30, 2004, whereas such activities used $2.2 million during the same period of 2003. Cash provided by financing activities in 2004 was primarily attributed to proceeds from issuance of debt, lines of credit and revolving debt arrangements of $4.1 million. These proceeds were partially offset by minority interest distributions of $2.0 million, principal payments on debt of $1.6 million, and offering costs of $631,000.

          At September 30, 2004 we had working capital of $18.6 million compared to $10.7 million at December 31, 2003, an increase of $7.9 million. This improvement in our working capital position was due largely to the improved operating cash flows, which was partially offset by our 2004 acquisitions.

Year ended December 31, 2003

          Operating activities during the year ended December 31, 2003, provided $830,000 in cash while these activities provided $174,000 in cash during the same period in 2002. For the year ended December 31, 2003, cash provided by operating activities was primarily attributable to net income of $2.8 million. Non-cash items such as depreciation and amortization, provision for bad debts, equity-based compensation, minority interest in the earnings of subsidiaries, deferred income taxes, and gain on sales of assets also totaled $2.8 million. However, changes in our operating assets and liabilities, excluding cash, offset these non-cash charges including an increase in receivables of $4.5 million and an increase in amounts due from governmental entities of $655,000 due primarily to an increase in operations and patient census. Accounts payable and accrued expenses increased $534,000 reflecting the additional payroll and benefits costs resulting from the 2003 acquisitions.

          DSO for the years ended December 31, 2002 and 2003 was 49 days in each year.

          Investing activities used $3.8 million for the year ended December 31, 2003, whereas such activities used $1.2 million for the year ended December 31, 2002. Cash used in investing activities in 2003 was primarily attributed to purchases of property and equipment of $2.0 million and cash used in various 2003 acquisitions of $1.9 million.

          Financing activities provided $1.5 million for the year ended December 31, 2003, whereas such activities provided $4.1 million during the same period of 2002. Cash provided by financing activities in 2003 was primarily attributed to proceeds from issuance of debt, lines of credit, and revolving debt arrangements of $2.6 million. These proceeds were partially offset by principal payments on debt of $1.3 million.

          At December 31, 2003 we had working capital of $10.7 million compared to $8.9 million at December 31, 2002, an increase of $1.8 million. This improvement in our working capital position was due largely to the improved operating cash flows, which was partially offset by our 2003 acquisitions.

Year ended December 31, 2002

          Operating activities during the year ended December 31, 2002, provided $174,000 in cash while these activities used $1.7 million in cash during the same period in 2001. For the year ended December 31, 2002, cash provided by operating activities was primarily attributable to net income of $2.8 million. Non-cash items such as depreciation and amortization, provision for bad debts, equity-based compensation, minority interest in the earnings of subsidiaries, deferred income taxes, and gain on sales of assets totaled $1.0 million. However, changes in our operating assets and liabilities, excluding cash, offset these non-cash charges including an increase in receivables of $7.1 million due primarily to an increase in operations and patient census. Accounts payable and accrued expenses increased $3.7 million reflecting the additional payroll and benefits costs resulting from the 2002 acquisitions.

          DSO for the year ended December 31, 2002 was 49 days compared to 46 days as of December 31, 2001. This increase was primarily attributable to increased acquisition activity during 2002.

          Investing activities used $1.2 million for the year ended December 31, 2002, whereas such activities used $2.2 million for the year ended December 31, 2001. Cash used in investing activities in 2002 was primarily attributed to purchases of property and equipment of $871,000 and cash used in various 2002 acquisitions of $340,000.

          Financing activities provided $4.1 million for the year ended December 31, 2002, whereas such activities provided $3.6 million during the same period of 2001. Cash provided by financing activities in 2002 was primarily attributed to proceeds from issuance of debt, lines of credit, and revolving debt arrangements of $5.3 million. These proceeds were partially offset by principal payments on debt of $1.1 million.

          At December 31, 2002 we had working capital of $8.9 million compared to $2.4 million at December 31, 2001, an increase of $6.5 million. This improvement in our working capital position was due largely to the improved operating cash flows, which was partially offset by our 2002 acquisitions.

Year ended December 31, 2001

          Operating activities during the year ended December 31, 2001, used $1.7 million in cash. For the year ended December 31, 2001, cash provided by operating activities was primarily attributable to net income of $787,000. Non-cash items such as depreciation and amortization, provision for bad debts, equity-based compensation, minority interest in the earnings of subsidiaries, deferred income taxes, and gain on sales of assets totaled $1.4 million. However, changes in our operating assets and liabilities, excluding cash, offset these non-cash charges including an increase in receivables of $4.6 million due primarily to an increase in operations and patient census. Accounts payable and accrued expenses increased $707,000, reflecting the additional payroll and benefits costs resulting from the 2001 acquisitions, and amounts due under cooperative endeavor agreements increased $297,000.

          Investing activities used $2.2 million for the year ended December 31, 2001. Cash used in investing activities in 2001 was primarily attributed to purchases of property and equipment of $751,000 and cash used in various 2001 acquisitions of $1.5 million.

          Financing activities provided $3.6 million for the year ended December 31, 2001. Cash provided by financing activities in 2001 was primarily attributed to proceeds from issuance of debt, lines of credit, and revolving debt arrangements of $6.3 million. These proceeds were partially offset by principal payments on debt of $2.6 million.

          At December 31, 2001 we had working capital of $2.4 million. Our working capital position was due largely to the improved operating cash flows, which was partially offset by our 2001 acquisitions.

Indebtedness

          Our total long-term indebtedness, including the current portion of $2.4 million, was $12.3 million at December 31, 2003 and $15.2 million at September 30, 2004. Prior to the completion of this offering we intend to enter into a new senior secured credit facility. Under the terms of this new senior secured credit facility, we expect to have access to a revolving line of credit of approximately $25.0 million, as well as a term loan of approximately $5.0 million. Prior to the completion of this offering, we intend to borrow approximately $13.7 million under our new senior secured credit facility to satisfy the following obligations: (1) $12.0 million to repay in full our existing credit facility with Residential Funding Corporation; (2) $1.0 million to repay our outstanding obligations under our loan agreement with The Catalyst Fund, Ltd. and Southwest/Catalyst Capital, Ltd.; (3) $380,000 to repay our obligations under a subordinated promissory note bearing interest at 15.5% due February 1, 2006, which is collateralized by shares of our common stock that were repurchased by us in consideration for the promissory note; and (4) approximately $300,000 to repay indebtedness assumed by us in connection with acquisitions completed by us in 2004. As of December 31, 2004, none of our debt instruments restrict the ability of our subsidiaries and joint ventures to make distributions.

Future Funding Requirements

      We believe available borrowings under our new senior secured credit facility, together with our cash flows from operations and the net proceeds of this offering, will be sufficient to fund our requirements for at least the next 12 months. To the extent available borrowings and cash flows from operations are insufficient to fund future requirements, we may be required to seek additional financing through increases in our senior secured credit facility, negotiate credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities. No assurances can be given that we will be able to extend or increase the existing senior secured credit facility, secure additional bank borrowings or complete additional debt or equity financings on terms favorable to us or at all. Any such financing may be dilutive in ownership, preferences, rights, or privileges to our stockholders. If we are unable to obtain funds when needed, or on acceptable terms, we may need to curtail our acquisition and development programs. Our ability to meet our funding needs could be adversely affected if we suffer adverse results of operations, or if we violate the covenants and restrictions to which we will be subject under our new senior secured credit facility.

Commitments

          The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2003:

		Less Than			More Than
Contractual Cash Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Long-term debt (includes line of credit)	$11,195	$2,080	$9,115	$–	$–
Capital lease obligations	1,222	301	458	190	273
Operating leases	8,623	2,617	3,472	1,776	758
Total contractual cash obligations	$21,040	$4,998	$13,045	$1,966	$1,031

Off-Balance Sheet Arrangements

          We do not currently have any off-balance sheet arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

          As of September 30, 2004, we had cash and cash equivalents of $2.8 million, which consisted of highly liquid money market instruments with maturities less than 90 days. Because of the short maturities of these instruments, a sudden change in market interest rates would not have a material impact on the fair value of the portfolio. We would not expect our operating results or cash flows to be materially affected by the effect of a sudden change in market interest rates on our portfolio.

          Our exposure to market risk relates to changes in interest rates for borrowings under the new senior secured credit facility we intend to enter into prior to the completion of this offering. These borrowings are expected to bear interest at variable rates.

Critical Accounting Policies

          We prepare our consolidated financial statements in accordance with GAAP. Accordingly, we make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.

Principles of Consolidation

          Our consolidated financial statements include all subsidiaries and entities controlled by us. We define “control” as ownership of a majority of the voting interest of an entity. Our consolidated financial statements also include entities in which we absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

          The decision to consolidate or not consolidate an entity would not impact our earnings, as we would include our portion of these entities’ profits and losses either through consolidation or the equity method of accounting if we did not consolidate.

          All significant intercompany accounts and transactions have been eliminated in consolidation. Business combinations accounted for as purchases have been included in the consolidated financial statements from the respective dates of acquisition.

          The following table summarizes the percentage of net service revenue earned by type of ownership or relationship we had with the operating entity:

	Years Ended December 31,
				Nine Months Ended
	2001	2002	2003	September 30, 2004

Wholly owned subsidiaries	51.3%	48.9%	50.8%	44.1%
Equity joint ventures	4.1	5.0	9.7	37.7
Cooperative endeavors	42.2	42.2	31.7	5.9
License leasing arrangements	0.1	1.9	5.4	11.4
Management services	2.3	1.9	2.4	1.0

Total net service revenue	100.0%	100.0%	100.0%	100.0%

          The following discussion sets forth our consolidation policy with respect to our equity joint ventures, cooperative endeavors, license leasing arrangements and management services agreements.

Equity Joint Ventures

          Our joint ventures are structured as limited liability companies in which we typically own a majority equity interest ranging from 51.0% to 95.0%. Each member of all but one of our equity joint ventures participates in profits and losses in proportion to their equity interests. We have one joint venture partner whose participation in losses is limited. We consolidate these entities, as we absorb a majority of the entities’ expected losses, receive a majority of the entities’ expected residual returns and generally have voting control.

Cooperative Endeavors

          We have arrangements with certain partners that involve the sharing of profits and losses. Unlike our joint venture relationships, we own 100.0% of the equity interests in these joint ventures. In these cooperative endeavors, we possess interests in the net profits and losses ranging from 67.0% to 95.0%. We have one cooperative endeavor partner whose participation in losses is limited. We consolidate these entities, as we own 100.0% of the outstanding equity interests, absorb a majority of the entities’ expected losses and receive a majority of the entities’ expected residual returns.

License Leasing Arrangements

          We lease, through our wholly-owned subsidiaries, home health licenses necessary to operate certain of our home nursing agencies. As with our wholly owned subsidiaries, we own 100.0% of the equity interests of these entities and consolidate them based on such ownership, as well as our right to receive a majority of the entities’ expected residual returns and our obligation to absorb a majority of the entities’ expected losses.

Management Services

          We have various management services agreements under which we manage certain operations of agencies and facilities. We do not consolidate these agencies or facilities, as we do not have an equity interest and do not have a right to receive a majority of the agencies’ or facilities’ expected residual returns or an obligation to absorb a majority of the agencies’ or facilities’ expected losses.

Revenue Recognition

          We report net service revenue at the estimated net realizable amount due from Medicare, Medicaid, commercial insurance, managed care payors, patients, and others for services rendered. Under Medicare, our home nursing patients are classified into a home health resource group prior to the receipt of services. Based on this home health resource group we are entitled to receive a prospective Medicare payment for delivering care over a 60 day period. Medicare adjusts these prospective payments based on a variety of factors, such as low utilization, patient transfers, changes in condition and the level of services provided. In calculating our reported net service revenue from our home nursing services, we adjust the prospective Medicare payments by an estimate of the adjustments. We calculate the adjustments based on a rolling average of these types of adjustments for claims paid during the preceding three months. For our home nursing services, we recognize revenue based on the number of days elapsed during the episode of care.

          Under Medicare, patients in our long-term acute care facilities are classified into long-term care diagnosis-related groups. Based on this classification, we are then entitled to receive a fixed payment from Medicare. This fixed payment is also subject to adjustment by Medicare due to factors such as short stays. In calculating our reported net service revenue for services provided in our long-term acute care hospitals, we reduce the prospective payment amounts by an estimate of the adjustments. We calculate the adjustment based on a historical average of these types of adjustments for claims paid during the preceding three months. For our long-term acute care hospitals we recognize revenue as services are provided.

          For hospice services we are paid by Medicare under a prospective payment system. We receive one of four predetermined daily or hourly rates based upon the level of care we furnish. We record net service revenue from our hospice services based on the daily or hourly rate. We recognize revenue for hospice as services are provided.

          Under Medicare we are reimbursed for our rehabilitation services based on a fee schedule for services provided adjusted by the geographical area in which the facility is located. We recognize revenue as these services are provided.

          Our Medicaid reimbursement is based on a predetermined fee schedule applied to each service we provide. Therefore, we recognize revenue for Medicaid services as services are provided based on this fee schedule. Our managed care payors reimburse us in a manner similar to either Medicare or Medicaid. Accordingly, we recognize revenue from our managed care payors in the same manner as we recognize revenue from Medicare or Medicaid.

          We record management services revenue as services are provided in accordance with the various management services agreements to which we are a party. The agreements generally call for us to provide billing, management, and other consulting services suited to and designed for the efficient operation of the applicable home nursing agency or inpatient rehabilitation facility. We are responsible for the costs associated with the locations and personnel required for the provision of the services. We are generally compensated based on a percentage of net billings or an established base fee. In addition, for certain of the management agreements, we may earn incentive compensation.

Accounts Receivable and Allowances for Uncollectible Accounts

          We report accounts receivable net of estimated allowances for uncollectible accounts and adjustments. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payors and patients who receive final bills once all documentation is completed. Using detailed accounts receivable aging reports produced by our billing system, our collections department monitors and pursues payment. We have adopted a charity care policy that provides the criteria a patient must meet in order to be considered indigent and his or her balance considered for write-off. All other accounts that are deemed uncollectible are turned over to an outside collection agency for further collection efforts. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The credit risk for concentrations of receivables is limited due to the significance of Medicare as the primary payor. The amount of the provision for bad debts is based upon our assessment of historical and expected net collections, business and economic conditions, trends in government reimbursement and other collection indicators.

          A portion of the estimated Medicare prospective payment system reimbursement from each submitted home nursing episode is received in the form of a RAP before all services are rendered. The estimated episodic payment is billed at the commencement of the episode. We receive a RAP for 60.0% of the estimated reimbursement at the initial billing for the initial episode of care per patient and the remaining reimbursement is received upon completion of the episode. For any subsequent episodes of care contiguous with the first episode of care for a patient we receive a RAP for 50.0% of the estimated reimbursement at initial billing. The remaining 50.0% reimbursement is received upon completion of the episode. Amounts billed and/or received in advance of actual services performed are recorded as amounts due to the Medicare program. These amounts are recorded as a reduction to accounts receivable in the accompanying consolidated balance sheets since only a nominal amount of RAP amounts represent cash collected in advance of providing services.

          At December 31, 2003, our allowance for doubtful accounts, as a percentage of patient accounts receivable, was approximately 2.5%. For the period ended September 30, 2004, the provision for doubtful accounts increased to 1.3% of net service revenue compared to 0.8% of net service revenue for the year ended December 31, 2003. We do not expect the provision for doubtful accounts, as a percentage of net service revenue, to decline from 2004 levels during 2005, based upon our net service revenue and trends at September 30, 2004. Adverse changes in general economic conditions, billing operations, payor mix, or trends in federal or state governmental coverage could affect our collection of accounts receivable, cash flows and results of operations.

          The following table sets forth our aging of accounts receivable as of September 30, 2004:

Payor	0-30	31-60	61-90	91-120	121-150	150+	Total

	(in thousands)
Medicare	$13,599	$1,939	$870	$449	$191	$608	$17,655
Medicaid	573	264	241	343	209	863	2,492
Other	2,244	697	358	219	168	543	4,229

Total	$16,416	$2,900	$1,469	$1,011	$567	$2,014	$24,376

Intangible Assets

          Goodwill represents substantially all of the intangible assets reflected on our consolidated balance sheet, included elsewhere in this prospectus. Goodwill is the excess purchase price over the estimated fair market value of the net assets we have acquired in business combinations. On June 29, 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill and intangible assets. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Prior to the adoption of SFAS No. 142, goodwill had been amortized on a straight-line basis over 25 years through December 31, 2001. We adopted SFAS No. 142 effective January 1, 2002.

          We completed our transitional impairment test under SFAS No. 142 as of January 1, 2002, based on estimated fair value of the business and we determined that no impairment of goodwill existed. For the year ended December 31, 2003, we recorded an impairment loss of $357,000, of which $320,000 was related to the sale of a non-performing subsidiary subsequent to year-end and is included in loss from discontinued operations, net in the consolidated statement of income. We concluded no impairment indicators were present at September 30, 2004.

          The Company has concluded that licenses to operate home-based and/or facility-based services have indefinite lives, as management has determined that there are no legal, regulatory, contractual, economic or other factors that would limit the useful life of the licenses and the Company intends to renew and operate the licenses indefinitely. Accordingly, the Company has elected to recognize the fair value of these indefinite-lived licences and goodwill as a single asset for financial reporting purposes, as permitted by SFAS No. 141, Business Combinations.

          We estimate the fair value of our identified reporting units and compare those estimates against the related carrying value. For each of the reporting units, the estimated fair value is determined based on a multiple of earnings before interest, taxes, depreciation, and amortization or on the estimated fair value of assets in situations when it is readily determinable.

          Components of our home-based services segment are generally represented by individual subsidiaries or joint ventures with individual licenses to conduct specific operations within geographic markets as limited by the terms of each license. Components of our facility-based services are represented by individual operating entities. Effective January 1, 2004 we began aggregating the components of these two segments into two reporting units for purposes of evaluating impairment. Prior to January 1, 2004 we evaluated each operating entity separately for impairment. Modifications to our management of the segments and reporting provided us with a basis to change the reporting unit structure.

Recently Issued Accounting Pronouncements

          In December 2003, the FASB published a revision to Interpretation 46, or FIN 46R, to clarify certain provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. FIN No. 46R requires a company to consolidate a variable interest entity, or VIE, as defined, when the company will absorb a majority of the VIE’s expected losses, receive a majority of the variable interest entity’s expected residual returns, or both. FIN No. 46R also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN No. 46R is effective by the end of the first reporting period beginning after December 15, 2003. The Company does not expect the adoption of FIN No. 46R to have a material impact on the Company’s consolidated financial statements.

BUSINESS

Overview

          We provide post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States. We provide these post-acute healthcare services through our home nursing agencies, hospices, long-term acute care hospitals and outpatient rehabilitation clinics. Since our founders began operations in 1994 with one home nursing agency in Palmetto, Louisiana, we have grown to 86 locations in Louisiana, Alabama, Arkansas, Mississippi and Texas as of December 31, 2004. We have grown our net service revenue from $28.2 million in 2001 to $72.4 million in 2003, representing a compound annual growth rate of 60.2%. During this same period, our net income grew from $787,000 in 2001 to $2.8 million in 2003. For the nine months ended September 30, 2004, we reported $88.0 million of net service revenue and $6.7 million of net income. Medicare accounted for 85.7% of our net service revenue for the nine months ended September 30, 2004. We have been profitable every year since 1999.

          Our objective is to become the leading provider of post-acute healthcare services to Medicare patients in selected rural markets, which we define as counties that have between 10,000 and 100,000 residents. We believe these markets, which have a higher percentage of Medicare beneficiaries, are underserved relative to urban or suburban markets. We often enter a new market by forming a strategic relationship with a local hospital for, or by acquiring or assuming operation of, an existing hospital-owned home nursing agency that may be underperforming clinically or financially. Upon entering a new market, we implement our clinically-oriented business model that emphasizes improved patient care, strong relationships with local hospitals, physicians and other healthcare providers and an expansion in the range of healthcare services available to patients. Our model provides support and clinical guidelines to our local caregivers while promoting treatment flexibility that allows them to effectively address individual patient needs. This decentralized operating model also enhances our ability to expand efficiently into new markets and deliver high-quality care consistently on a cost-effective basis across multiple locations.

          We provide home-based post-acute healthcare services through our home nursing agencies and hospices. We own and operate 63 home nursing locations, of which 56 are Medicare-certified. We also manage the operations of four home nursing locations in which currently have no ownership interest. Our home nursing locations offer a wide range of services, including skilled nursing, private duty nursing, physical, occupational, and speech therapy and medically-oriented social services. The nurses, home health aides and therapists in our home nursing agencies work closely with patients and their families to design and implement individualized treatment responsive to a physician-prescribed plan of care. We own and operate three Medicare-certified hospices and manage the operations of two hospices in which we currently have no ownership interest. Our hospices provide palliative care to patients with terminal illnesses through interdisciplinary teams of physicians, nurses, home health aides, counselors and volunteers. Of our 66 home-based services locations in which we maintain an ownership interest, 40 are wholly-owned by us and 26 are majority-owned by us through joint ventures or controlled through other strategic relationships. For the year ended December 31, 2003 and the nine months ended September 30, 2004, our home-based services provided $56.2 million and $60.4 million, respectively, of our net service revenue.

          We provide facility-based post-acute healthcare services through our long-term acute care hospitals and outpatient rehabilitation clinics. We own and operate four long-term acute care hospitals with seven locations, with a total of 132 licensed beds, and one inpatient rehabilitation facility with 15 licensed beds. We plan to convert the inpatient rehabilitation facility into a long-term acute care hospital. Our long-term acute care hospitals, all of which are located within host hospitals, provide services primarily to patients who have transitioned out of a hospital intensive care unit with complex medical conditions that remain too severe for treatment in a non-acute setting. We provide outpatient rehabilitation services through physical therapists, occupational therapists and speech pathologists at our five outpatient rehabilitation clinics in which we maintain an ownership interest. We also provide outpatient rehabilitation services on a contract basis. In addition, we manage the operations of one inpatient rehabilitation facility in which we have no ownership interest. Of our facility-based services locations in which we maintain an ownership interest, nine are wholly-owned by us and four are majority-owned by us through joint ventures or controlled through other strategic relationships. For the year ended December 31, 2003 and the nine months ended September 30, 2004, our facility-based services provided $16.2 million and $27.6 million, respectively, of our net service revenue.

          Our founders began operations in September 1994 as St. Landry Home Health, Inc. in Palmetto, Louisiana. After several years of expansion, in June 2000, our founders reorganized their business and began operating as Louisiana Healthcare Group, Inc. In March 2001, Louisiana Healthcare Group, Inc. reorganized and became a wholly owned subsidiary of The Healthcare Group, Inc., also a Louisiana business corporation. Effective December 2002, The Healthcare Group, Inc. merged into LHC Group, LLC, a Louisiana limited liability company, with LHC Group, LLC being the surviving entity. In January 2005, LHC Group, LLC established a wholly owned Delaware subsidiary, LHC Group, Inc. Effective February 9, 2005, LHC Group, LLC merged into LHC Group, Inc.

Industry and Market Opportunity

          According to MedPAC, an independent federal body established in 1997 to advise Congress on issues affecting the Medicare program, approximately one-third of all general acute care hospital patients require additional care following their discharge from the hospital. Some of these patients receive less intensive care in settings such as skilled nursing facilities, outpatient rehabilitation clinics or the home, while others receive continuing care in more intensive care settings such as inpatient rehabilitation facilities or long-term acute care hospitals that are either freestanding or co-located within general acute care facilities. According to MedPAC estimates, Medicare spending totaled $12.8 billion in 2003 for the two primary post-acute sectors in which we operate: home nursing and long-term acute care hospitals.

          MedPAC estimates Medicare spending on home nursing services totaled $10.2 billion in 2003. CMS estimates that there are approximately 7,200 Medicare-certified home nursing agencies in the United States, the majority of which are operated by small local or regional providers. CMS also estimates that approximately 32.0% of these agencies are hospital-based or not-for-profit, freestanding agencies, and MedPAC estimates that approximately 34.0% are located in rural markets. CMS predicts that Medicare spending on home nursing will increase at an average annual growth rate of 7.6% between 2005 and 2009. Growth is being driven by:

•	a U.S. population that is getting older and living longer;

•	patient preference for less restrictive care settings;

•	incentives for general acute care hospitals to discharge patients into less intensive treatment settings as quickly as medically appropriate; and

•	higher incidences of chronic conditions and disease.

          Long-term acute care hospitals provide specialized medical and rehabilitative care to patients with complex medical conditions requiring higher intensity care and monitoring that cannot be provided effectively in other healthcare settings. These facilities typically serve as an intermediate step between the intensive care unit of a general acute care hospital and a less intensive treatment setting, such as a skilled nursing facility or the home. According to MedPAC estimates, Medicare spending for services provided by long-term acute care hospitals grew from $0.4 billion in 1993 to an estimated $2.6 billion in 2003.

          According to the U.S. Census Bureau, rural areas have a higher percentage of residents over the age of 65, who account for 14.6% of the total population in rural markets compared to 11.8% in urban markets. Additionally, according to the American Public Health Association, or APHA, rural areas typically do not offer the range of post-acute healthcare services that are available in urban or suburban markets, patients in rural markets face challenges in accessing healthcare in a convenient and appropriate setting. For example, APHA estimates that although 20.0% of Americans live in rural areas, only 9.0% of the nation’s physicians practice in rural areas. According to APHA, individuals in rural areas may also have difficulty reaching healthcare facilities due to greater travel time required or a lack of public transportation. The economic characteristics and population dispersion of rural markets also make these markets less attractive to health maintenance organizations and other managed care payors. Government studies cited by APHA have shown rural residents also tend to have more health complications than urban residents. Additionally, APHA has noted that residents in rural areas are less likely to use preventive screening services, and have a higher prevalence of disabilities, heart disease, cancer, diabetes, and other chronic conditions compared to urban residents. Therefore, we believe our post-acute services provide valuable alternatives to this underserved, rural patient population.

          In our experience, because most rural areas have the population size to support only one or two general acute care hospitals, the local hospital often plays a significant role in rural market healthcare delivery systems. Rural patients who require home nursing frequently receive care from a small home care agency or an agency that, while owned and run by the hospital, is not an area of focus for that hospital. Similarly, patients in these markets who require services typically offered by long-term acute care hospitals are more likely to remain in the community hospital, as it is often the only local facility equipped to deal with severe, complex medical conditions. By entering these markets through affiliations with local hospitals, we usually face less competition for the services we provide. Therefore, we believe we are well positioned to foster community loyalty by building and maintaining long-term relationships with local hospitals, physicians and other healthcare providers and to become the highest quality post-acute provider in our markets.

Competitive Strengths

          We believe the following competitive strengths have enabled us to grow our business and increase our net income while building strong market share:

•	We have a proven track record of success in serving rural markets. Of our 86 locations, 72.7% are located in counties with fewer than 100,000 residents. Our strategic plan for entering new markets is specifically designed for rural markets with highly dispersed populations that are underserved by existing post-acute care alternatives. Our comprehensive plan includes: (1) building relationships with local hospitals, physicians and other healthcare providers; (2) expanding the breadth and quality of services provided; (3) recruiting qualified nurses and other healthcare professionals; and (4) transitioning acquired operations to our operating model and technology platform. We have generated significant increases in net service revenue and net income by focusing on internal growth in our existing markets, opening home-based and facility-based locations in new rural markets, and selectively acquiring home nursing agencies in rural markets.

•	We have a clinically-oriented and patient-focused operating model. We have developed a decentralized, care management operating model that enhances our ability to deliver high-quality care on a consistent and cost-effective basis across multiple locations. Our operating model provides clinical guidelines at the agency and caregiver levels while promoting treatment flexibility to address patient-specific needs. We believe this approach allows us to allocate more resources to patient care, which enhances clinical outcomes and increases physician and patient satisfaction. Our operating model is supported by our Service Value Point system, a proprietary patient management information system that enables us to measure our clinical and financial performance across multiple locations.

•	We incur low costs to enter new markets. Most of the hospitals with which we seek to establish strategic relationships have agencies that may be underperforming clinically or financially. We typically have acquired the assets of these agencies with limited capital investment. Upon acquiring these interests, we implement our standardized operating model, which generally leads to increased patient census, enhanced patient care and improved financial performance and provides us with high returns on our invested capital.

•	We focus on maintaining strong employee relations. Critical to our success is our ability to attract and retain experienced and skilled employees and our recognition of the importance of good relations between us and our employees. Our care management operating model empowers our employees, giving them a high degree of autonomy by affording them treatment flexibility to meet patient-specific needs. This flexibility, combined with our emphasis on communication, education and competitive benefits, has allowed us to attract and retain highly skilled and experienced employees. As a result, we had an employee turnover rate for full-time employees of approximately 14.6% for the year ended December 31, 2004, which we believe is well below the comparable national average.

•	We have an experienced management team. Our ability to grow profitability, deliver high-quality service, and expand our operations has been due, in large part, to the experience of our senior management team. Our four executive officers have over 61 years of combined experience in the healthcare services industry, with extensive operational experience and an in-depth knowledge and understanding of the regulatory environments in which we operate.

Growth Strategy

          Our objective is to become the leading provider of post-acute services to Medicare beneficiaries in rural markets in the southern United States. To achieve this objective, we intend to:

•	Drive internal growth in existing markets. We intend to drive internal growth in our existing markets by increasing the number of healthcare providers from whom we receive referrals and by increasing the breadth of home-based and facility-based post-acute healthcare services we provide. In order to achieve this growth, we will (1) continue to educate healthcare providers about the benefits of our services; (2) reinforce the position of our agencies as community assets; (3) maintain our emphasis on high-quality medical care for our patients; and (4) provide a superior work environment for our employees.

•	Achieve margin improvement through the active management of costs. The majority of our net service revenue is generated under Medicare prospective payment systems through which we are paid pre-determined rates based upon the clinical condition and severity of the patients in our care. Because our profitability in a fixed payment system depends upon our ability to manage the costs of providing care, we continue to pursue initiatives to improve our margins and net income. One of these initiatives was the development of our Service Value Point system, which we believe effectively balances our dual objectives of clinical quality and effective financial management.

•	Expand into new rural markets. We will continue expanding into new markets by developing new and acquiring existing Medicare-certified home nursing agencies in attractive markets. We currently plan to pursue expansion opportunities in underserved rural markets where we believe we can implement our operating model successfully. We employ a dedicated business development team of six people to identify and evaluate new market opportunities, with particular focus on 500 target markets in the following 14 contiguous states: Alabama, Arkansas, Florida, Georgia, Louisiana, Kentucky, Oklahoma, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and West Virginia.

•	Pursue strategic acquisitions. We will continue to identify and evaluate opportunities for strategic acquisitions in new and existing markets that will enhance our market position, increase our referral base and expand the breadth of services we offer. Due to historical capital constraints, our development activities have primarily focused on buying individual community-based home nursing agencies. We may use a portion of the proceeds of this offering to pursue acquisitions that would allow us to acquire market share in our target states through the purchase of larger home nursing operations. Our business development efforts have identified potential acquisitions in our target markets with which our long-term objectives and management philosophy align.

Services

          We provide post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States. Our services can be broadly classified into two principal categories: (1) home-based services offered through our home nursing agencies and hospices; and (2) facility-based services offered through our long-term acute care hospitals, outpatient rehabilitation clinics and inpatient rehabilitation facilities.

Home-Based Services

          Home Nursing. Our registered and licensed practical nurses provide a variety of medically necessary services to homebound patients who are suffering from acute or chronic illness, recovering from injury or surgery, or who otherwise require care or monitoring. These services include wound care and dressing changes, cardiac rehabilitation, infusion therapy, pain management, pharmaceutical administration, skilled observation and assessment, and patient education. We have also designed guidelines to treat chronic diseases and conditions including diabetes, hypertension, arthritis, Alzheimer’s disease, low vision, spinal stenosis, Parkinson’s disease, osteoporosis, complex wound care and chronic pain. Our home health aides provide assistance with daily activities such as housekeeping, meal preparation, medication management, bathing, and walking. Through our medical social workers we counsel patients and their families with regard to financial, personal, and social concerns that arise from a patient’s health-related problems. We also provide skilled nursing, ventilator and tracheotomy services, extended care specialties, medication administration and management, and patient and family assistance and education on a private duty basis. Our nurses and home health aides are on call 24 hours a day, seven days a week, to provide private duty services that are affordable and designed to assist patients during their stay in a hospital or at home. We also provide management services to third party home nursing agencies, often as an interim solution until proper state and regulatory approvals for an acquisition can be obtained.

          Our physical, occupational and speech therapists provide therapy services to patients in their home. Our therapists coordinate multi-disciplinary treatment plans with physicians, nurses and social workers to restore basic mobility skills such as getting out of bed, walking safely with crutches or a walker, and restoring range of motion to specific joints. As part of the treatment and rehabilitation process, a therapist will stretch and strengthen muscles, test balance and coordination abilities, and teach home exercise programs. Our therapists assist patients and their families with improving and maintaining a patient’s ability to perform functional activities of daily living, such as the ability to dress, cook, clean, and manage other activities safely in the home environment. Our speech and language therapists provide corrective and rehabilitative treatment to patients who suffer from physical or cognitive deficits or disorders that create difficulty with verbal communication or swallowing.

          All of our home nursing agencies offer 24 hour personal emergency response and support services through LifeLine Systems, Inc. for patients who require close medical monitoring but who want to maintain an independent lifestyle. These services consist principally of a communicator that connects to the telephone line in the subscriber’s home and a personal help button that is worn or carried by the individual subscriber and that, when activated, initiates a telephone call from the subscriber’s communicator to Lifeline’s central monitoring facilities. Lifeline’s trained personnel identify the nature and extent of the subscriber’s particular need and notify the subscriber’s family members, neighbors, and/or emergency personnel, as needed. Our use of the Lifeline system increases customer satisfaction and loyalty by providing our patients a point of contact between our scheduled nursing visits. As a result, we offer our patients a more complete regimen of care management than our competitors in the markets in which we operate, particularly in Mississippi and Louisiana where we have an exclusive contract for these services with LifeLine.

          Hospice. Our Medicare-certified hospice operations provide a full range of hospice services designed to meet the individual physical, spiritual, and psychosocial needs of terminally ill patients and their families. Our hospice services are primarily provided in a patient’s home but can also be provided in a nursing home, assisted living facility, or hospital. Key services provided include pain and symptom management accompanied by palliative medication; emotional and spiritual support; inpatient and respite care; homemaker services; dietary counseling; social worker visits; spiritual counseling; and bereavement counseling for up to 13 months after a patient’s death.

Facility-Based Services

          Long-term Acute Care Hospitals. Our long-term acute care hospitals treat patients with severe medical conditions who require high-level care along with frequent monitoring by physicians and other clinical personnel. Patients who receive our services in a long-term acute care hospital are too medically unstable to be treated in a non-acute setting. Examples of these medical conditions include respiratory failure, neuromuscular disorders, cardiac disorders, non-healing wounds, renal disorders, cancer, head and neck injuries, and mental disorders. These impairments often are associated with accidents, strokes, heart attacks and other serious medical conditions. We also treat patients diagnosed with musculoskeletal impairments that restrict their ability to perform normal activities of daily living. As part of our facility-based services, we operate an institutional pharmacy, which focuses on providing a full array of institutional pharmacy services to our long-term acute care hospitals and inpatient rehabilitation facility. We also provide management services to one critical access hospital.

          Rehabilitation Services. We provide rehabilitation services in multiple settings, including both the inpatient and outpatient settings. In our facilities and through our contractual relationships, we provide physical, occupational and speech rehabilitation services. We also provide certain specialized services such as hand therapy or sports performance enhancement that treat sports and work related injuries, musculoskeletal disorders, chronic or acute pain and orthopedic conditions. Our patients are typically diagnosed with musculoskeletal impairments that restrict their ability to perform normal activities of daily living. These impairments are often associated with accidents, sports injuries, strokes, heart attacks and other medical conditions. Our rehabilitation services are designed to help these patients minimize physical and cognitive impairments and maximize functional ability. We also design services to prevent short-term disabilities from becoming chronic conditions. Our rehabilitation services are provided by our physical, occupational and respiratory therapists, and speech-language pathologists. We also provide management services to one inpatient rehabilitation facility and operate one health and wellness center located adjacent to one of our outpatient rehabilitation clinics.

Operations

Home-Based Services

          Each of our home nursing agencies is staffed with experienced clinical home health professionals who provide a wide range of patient care services. Our home nursing agencies are managed by a Director of Nursing or Branch Manager who is also a licensed registered nurse. Our Directors of Nursing and Branch Managers are overseen by Regional Managers. Our patient care operating model for our home nursing agencies is structured on a base model that requires a Medicare patient minimum census of 50 patients. At the base model level, one registered nurse is responsible for all aspects of the management of each patient’s plan of care. A home nursing agency based on this model is also staffed with an office manager, a field-registered nurse, a field-licensed professional nurse and a home health aide. All field staff are paid on a per visit basis. If needed, we contract with local community therapists as independent contractors to provide additional therapy services. As the size and patient census of a particular home nursing agency grows, these staffing patterns are increased appropriately.

          Our home nursing agencies use our Service Value Point system, a proprietary clinical resource allocation model and cost management system. The system is a quantitative tool that assigns a target level of resource units to a group of patients based upon their initial assessment and estimated skilled nursing and therapy needs. The Service Value Point system allows the Director of Nursing or Branch Manager to allocate adequate resources throughout the group of patients assigned to his/her care, rather than focusing on the profitability of an individual patient.

          Patient care is handled at the home nursing agency level. Functions that are centralized into the home office include payroll, accounting, financial reporting, billing, collections, regulatory and legal compliance, risk management, pharmacy, and general clinical oversight accomplished by periodic on-sight surveys. Each of our home nursing agencies is licensed and certified by the state and federal governments, and 29 of them also are accredited by the Joint Commission for Accreditation of Healthcare Organizations,

or JCAHO. Those not yet accredited are working towards achieving this accreditation, which can take up to six months.

Facility-Based Services

          Long-Term Acute Care Hospitals. Each of our long-term acute care hospital locations is managed by a hospital administrator, while the clinical operations are directed by a Director of Nurses who is also a licensed registered nurse. The individual hospital administrators are responsible for managing the day-to-day operating activities of the hospital within appropriate budgetary constraints. Each administrator reports to the Chief Operating Officer of Facility-Based Services. Each Director of Nurses reports directly to his or her respective hospital administrator as well as indirectly to our Clinical Operations Officer responsible for the oversight of the quality of patient care services at the home office level. The medical management of each patient is overseen by a Medical Director, typically a physiatrist, who is responsible for ensuring the appropriateness of admissions, as well as leading weekly patient care conferences.

          We follow a clinical approach under which each patient is discussed in weekly, multidisciplinary team meetings, at which patient progress is assessed compared to goals and future goals are set. Attendees at these meetings include a patient’s family and referring physician. We believe that this model results in higher quality care, predictable discharge patterns and the avoidance of unnecessary delays.

          All coding, medical records, human resources, case management, utilization review, and medical staff credentialing are provided at the hospital level. Centralized functions that are provided by the home office include payroll, accounting, financial reporting, billing, collections, regulatory and legal compliance, risk management, pharmacy, and general clinical oversight accomplished by periodic on-sight surveys.

          Rehabilitation Services. Our rehabilitation services are overseen by a home office based Director of Therapy Services, who is a licensed physical therapist. Each clinic also has an on-site therapist responsible for addressing staffing needs and concerns as well as managing the day-to-day operations of the outpatient rehabilitation clinic.

          As with our long-term acute care hospitals, all coding, medical records, human resources, charge/data entry, front end collections, and marketing for our rehabilitation centers are provided at the individual center level. Centralized functions provided by the home office include payroll, accounting, financial reporting, billing, collections, regulatory and legal compliance, risk management, and general clinical oversight accomplished by periodic on-sight surveys.

Marketing

          Our marketing efforts are directed primarily at physicians and hospital discharge planners. Marketing activities are coordinated locally by the individual location. Marketing activities are supplemented by a staff of six home office based sales and marketing associates, led by a Director of Sales and Marketing, who provide overall sales support, collateral materials and assistance in creative design. Many of our marketers are nurses or have other clinical experience. At each location we employ a dedicated marketing team, including a patient care representative who educates other healthcare providers about our services and monitoring closely the activities of our competitors. Our marketing efforts generally emphasize the benefits offered by our home nursing agencies or long-term acute care hospitals compared to other providers in the market. For our home-based services, these benefits typically include an emphasis on our decentralized, care management operating model that focuses on delivering personalized healthcare to our patients. For our facility-based services, we seek to differentiate our facilities by emphasizing our multidisciplinary approach to patient care, and our customized disease management programs.

Strategic Relationships

          We have numerous strategic relationships with physicians, hospitals and other healthcare providers. Our strategic relationships include joint ventures, cooperative endeavors, license leasing arrangements and management services agreements, as permitted by applicable state laws and subject to business considerations. As of December 31, 2004, we had 21 joint ventures, three cooperative endeavors, seven management services agreements and two license leasing arrangements. Of these 33 strategic relationships, two are with physicians, 25 are with hospitals and six are with other parties.

          Our strategic relationships are generally subject to the Federal Anti-Kickback Statute. We have sought to satisfy as many safe harbor requirements under this statute as possible in structuring these arrangements. However, these arrangements may not meet all elements of a safe harbor. We believe that we have a reasonable basis for concluding that each of our strategic relationships complies with the Anti-Kickback Statute. Our strategic relationships with physicians and physician groups are also governed by the Stark Law. We believe we have structured these physician relationships in a way that meets applicable exceptions under the Stark Law and Anti-Kickback Statute. The Stark Law contains exceptions for certain physician ownership or investment interests in, and certain physician compensation arrangements with, entities, including ownership in an entire hospital and ownership in rural providers. We believe our compensation arrangements with referring physicians and our physician investment relationships meet the requirements for an exception under the Stark Law and that our operations comply with the Stark Law.

          If our relationships with physicians, physician entities or hospitals were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure them or refuse to accept referrals for designated health services from the physicians with whom we have a relationship. We also could be required to repay to Medicare or Medicaid amounts received as a result of these relationships pursuant to prohibited referrals, and we could be subject to monetary penalties as well as exclusion from participating in federal healthcare programs.

Equity Joint Ventures

          We have entered into 21 joint ventures for the ownership and operation of home nursing agencies, hospices, outpatient rehabilitation clinics and long-term acute care hospitals. Our joint ventures are structured as limited liability companies in which we typically own a majority equity interest and our joint venture partners own a minority equity interest ranging from 5.0% to 49.0%. At the time of formation, we and our joint venture partners each contribute capital to the joint venture in the form of cash or property. We believe that the amount contributed by each party to the joint venture represents their pro-rata portion of the fair market value of the joint venture entity.

          Generally, we serve as the manager of our joint ventures and oversee their day-to-day operations. In two of our joint ventures with parties other than hospitals or physicians, our joint venture partners provide marketing services and, in one case, administrative services. The management of the joint venture is governed by a management committee, which is comparable to a board of directors. We generally possess a majority of the total votes available to be cast by the members of the management committee. However, in three of these joint ventures where we have partnered with not-for-profit hospitals, the hospital controls a majority of the total management committee votes. In such instances we possess the right to withdraw from the joint venture at any time upon notice to our joint venture partner in exchange for a payment from our partners in an amount calculated in accordance with a predetermined formula. Each member of all but one of our equity joint ventures participates in profits and losses in proportion to their equity interests. We have one joint venture partner whose participation in the losses of the venture is limited.

          In addition to the 21 joint ventures, we also have two equity joint ventures that grant our joint venture partners the right to convert their equity interests in the joint venture into shares of our common stock upon the completion of this offering. We have entered into exchange agreements with our partners in each of these ventures, which provide that upon completion of this offering they will receive, in one instance, 450,000 shares of our common stock, valued at $5,850,000 million assuming an initial offering price of $13.00 per share, and cash consideration in an amount equal to the aggregate value of 230,658 shares of our common stock, or $2,998,554 assuming an initial offering price of $13.00 per share, and in the other instance, 68,036 shares of our common stock, valued at $884,468 assuming an initial offering price of $13.00 per share. Neither of these joint ventures involves a physician or hospital joint venture partner. A third venture, in which our physician joint venture partners’ interests are limited to 5.0% of total ownership, provides for a conversion of their equity interests into shares of our common stock upon our initial public offering if we satisfy the public company Stark Law exception, which requires us to have at least $75.0 million in stockholders’ equity at the end of our most recent fiscal year or on average during the previous three fiscal years. We do not believe that we will satisfy the public company Stark Law exception at the time of this offering and therefore the conversion rights in this joint venture will not be triggered. However, regardless of our ability to satisfy the public company Stark Law exception, the members of this joint venture will have the right to sell their 5.0% joint venture interest to us within 30 days following the completion of this offering at a price based, in part, on the average closing price of our common stock for the 30 days preceding their exercise of this redemption option.

          In addition to these conversion rights, several of our joint ventures grant a buy/sell option that will require us to either purchase or sell all of their membership interests in the joint venture within 30 days of the receipt of notice of the exercise of the buy/sell option. The purchase price under these buy/sell provisions is typically based on a multiple of the historical or future earnings before income taxes, depreciation and amortization of the joint venture at the time the buy/sell option is exercised.

Cooperative Endeavors

          We currently have three arrangements that involve the sharing of profits and losses, which we call cooperative endeavors. Unlike our joint venture relationships, our cooperative endeavor partners do not own an equity interest in the venture. Instead, our partners have only a contractual right to participate in the sharing of profits and losses. This right is part of the consideration we pay to acquire a home nursing agency from the entity that is a party to the cooperative endeavor. In these cooperative endeavors, we possess interests in the net profits and losses ranging from 67.0% to 95.0%. In one instance, there is a limit on the losses attributable to our cooperative endeavor partner. As with the equity joint ventures, we oversee the day-to-day operations of the arrangement, but the management of our cooperative endeavors is governed by a management committee, where we possess a majority of the total votes available to be cast.

License Leasing Arrangements

          We lease, through our wholly owned subsidiaries, the home health licenses necessary to operate certain of our home nursing agencies. These leases are entered into in instances where state law would otherwise prohibit the alienation and sale of the licenses of home nursing agencies we have targeted or the local hospital is reluctant to sell its home health license due to state imposed limits on the number of certificates of need or permits of approval issued. The leasing fees for one of these licenses is fixed for the initial term and the other provides for escalating fees over the initial term. These leasing arrangements provide for five-year terms with optional renewal periods. One of these leasing arrangements provides that if we choose not to renew, the lessor can require us to purchase the license. In the other leasing arrangement, we have a right of first refusal in the event that the lessor intends to sell the leased license to a third party.

Management Services Agreements

          As of December 31, 2004, we had seven management services agreements under which we managed the operations of four home nursing agencies, two hospices and one inpatient rehabilitation facility. We currently have no ownership interest in the agencies and facilities that are the subject of these management services agreements. In four of these arrangements, we are responsible for all direct and indirect costs associated with the operations and receive a management fee based on the profitability of those operations. Under the remaining three agreements we receive management fees, typically either a flat fee arrangement or a fee based on a percentage of net billings. The term of these arrangements is typically five years, with an option to renew for an additional five-year term. For two of these home nursing agencies and the hospice, these agreements are interim solutions with which to transfer control over day-

to-day management of operations until the proper state and regulatory approvals can be obtained and assets transferred.

Competition

          The home healthcare market is highly fragmented. According to CMS, there are approximately 7,200 Medicare-certified home nursing agencies in the United States, of which 32.0% are hospital-based or not-for-profit, freestanding agencies. MedPAC estimates that 34.0% of these home nursing agencies are located in rural markets. Although there are a small number of public home nursing companies with significant home nursing operations, they generally do not compete with us in the rural markets that we currently serve. As we expand into new markets, we may encounter public companies that have greater resources or greater access to capital. Competition in our markets comes primarily from small local and regional providers, many of which are undercapitalized. These providers include facility- and hospital-based providers, visiting nurse associations, and nurse registries. We are unaware of any competitor offering the breadth of services we offer that focuses on the needs of rural markets.

          Although several public and private national and regional companies own or manage long-term acute care hospitals, they generally do not operate in the rural markets that we serve. If we elect to expand the number of long-term acute care hospitals that we operate, we may encounter national or regional companies that have greater resources or access to capital. Generally, the competition in our markets comes from local healthcare providers. We believe our principal competitive advantages over these local providers are our diverse service offerings, our collaborative approach to working with healthcare providers, our focus on rural markets and our patient-oriented operating model.

Compliance and Quality Control

          We have had a Compliance Committee since 1996. Our Compliance Committee oversees a comprehensive company-wide compliance program. Our compliance program provides for:

•	the appointment of a compliance officer and committee;

•	adoption of codes of business conduct and ethics;

•	employee education and training;

•	monitoring of an internal system, including a toll-free hotline, for reporting concerns on a confidential, anonymous basis;

•	ongoing internal auditing and monitoring programs; and

•	means for enforcing the compliance programs’ policies.

          As part of our ongoing quality control, internal auditing and monitoring programs, at least annually we conduct internal regulatory audits and mock surveys at each of our agencies and facilities. If an agency or facility does not achieve a satisfactory rating, we require it to prepare and implement a plan of correction. We then perform a follow-up audit and survey to verify that all deficiencies identified in the initial audit and survey have been corrected.

          As required under the Medicare conditions of participation, we have a continuous quality improvement program, which involves:

•	ongoing education of staff and quarterly continuous quality improvement meetings at each of our agencies and facilities and at our home office;

•	quarterly comprehensive audits of patient charts performed by each of our agencies and facilities; and

•	at least once a year, a comprehensive audit of patient charts performed on each of our agencies and facilities by our home office staff.

          If an agency or facility fails to achieve a satisfactory rating on a patient chart audit, we require it to prepare and implement a plan of correction. We then conduct a follow-up patient chart audit to verify that appropriate action has been taken to prevent future deficiencies.

          The effectiveness of our compliance program is directly related to the legal and ethical training that we provide to our employees. Compliance education for new hires is initiated immediately upon employment with corporate video training and subsequently reinforced through corporate orientation at which the Chief Compliance Officer conducts a comprehensive compliance training seminar. In addition, all of our employees are required to receive continuing compliance education and training each year.

          We continually expand and refine our compliance and continuous quality improvement programs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities, have been prepared and implemented to address the functional and operational aspects of our business. Our programs also address specific problem areas identified through regulatory interpretation and enforcement activities. Additionally, our policies, training, standardized documentation requirements, reviews and audits specifically address our financial arrangements with our referral sources, including fraud and abuse laws and physician self-referral laws. We believe our consistent focus on compliance and continuous quality improvement programs provide us with a competitive advantage in the market.

Technology and Intellectual Property

          Our Service Value Point system is a proprietary information system that assists us in, among other things, monitoring use and other cost factors, supporting our healthcare management techniques, internal benchmarking, clinical analysis, outcomes monitoring and claims generation, revenue cycle management and revenue reporting. This proprietary home nursing clinical resource and cost management system is a quantitative tool that assigns a target level of resource units to each patient based upon their initial assessment and estimated skilled nursing and therapy needs. We designed this system to empower our direct care employees to make appropriate day-to-day clinical care decisions while also allowing us to manage the quality and delivery of care across our system and to monitor the cost of providing that care both on a patient-specific and agency-specific basis.

          In addition to our Service Value Point system, our business is substantially dependent on other non-proprietary software. We have recently converted to a third-party software information system for our long-term acute care hospitals. Additionally, we are in the process of consolidating our various home health agency databases into an enterprise-wide system, which we expect to be fully implemented by the second quarter of 2005. These conversions are intended to improve the accuracy, reliability, and efficiency of processing and management reporting.

          Further, we have two major patient billing systems that we use across the enterprise: one system for our home-based services and one for our facility-based services. Both of these systems are fully automated and contain functionality that allows us to calculate net service revenue at both the payor and patient level.

          The software we use is based on client-server technology and is highly scalable. We believe our software and systems are flexible, easy-to-use, and allow us to accommodate growth without difficulty through development and acquisitions. Technology plays a key role in our organization’s ability to expand operations and maintain effective managerial control. We believe that building and enhancing our information and software systems provides us with a competitive advantage that will allow us to grow our business in a more cost-efficient manner and will result in better patient care.

Reimbursement

Medicare

          The federal government’s Medicare program, governed by the Social Security Act of 1965, reimburses healthcare providers for services furnished to Medicare beneficiaries. These beneficiaries generally include persons age 65 and older and those who are chronically disabled. The program is primarily administered by the Department of Health and Human Services, or HHS, and CMS. Medicare payments accounted for 83.1% of our net service revenue for the year ended December 31, 2003 and 85.7% of our net service revenue for the nine months ended September 30, 2004. Medicare reimburses us based upon the setting in which we provide our services or the Medicare category in which those services fall.

          Home Nursing. The Medicare home nursing benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require ongoing but intermittent care. The services received need not be rehabilitative or of a finite duration; however, patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home nursing benefits. As a condition of coverage under Medicare, beneficiaries must: (1) be homebound in that they are unable to leave their home without considerable effort; (2) require intermittent skilled nursing, physical therapy, or speech therapy services that are covered by Medicare; and (3) receive treatment under a plan of care that is established and periodically reviewed by a physician. Qualifying patients also may receive reimbursement for occupational therapy, medical social services, and home health aide services if these additional services are part of a plan of care prescribed by a physician.

          We receive a standard prospective Medicare payment for delivering care over a base 60-day period, or episode of care. There is no limit to the number of episodes a beneficiary may receive as long as he or she remains eligible. Most patients complete treatment within one payment episode. The base episode payment, established through federal legislation, is a flat rate that is adjusted upward or downward based upon differences in the expected resource needs of individual patients as indicated by clinical severity, functional severity, and service utilization. The magnitude of the adjustment is determined by each patient’s categorization into one of 80 payment groups, known as home health resource groups, and the costliness of care for patients in each group relative to the average patient. Our payment is also adjusted for differences in local prices using the hospital wage index.

          We bill and are reimbursed for services in two stages: an initial request for advance payment when the episode commences and a final claim when it is completed. We receive 60.0% of the estimated payment for a patient’s initial episode up-front (after the initial assessment is completed and upon initial billing) and the remaining 40.0% upon completion of the episode and after all final treatment orders are signed by the physician. In the event of subsequent episodes, reimbursement timing is 50.0% up-front and 50.0% upon completion of the episode. Final payments may reflect one of five retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (1) an outlier payment if the patient’s care was unusually costly; (2) a low utilization adjustment if the number of visits was fewer than five; (3) a partial payment if the patient transferred to another provider before completing the episode; (4) a change-in-condition adjustment if the patient’s medical status changes significantly, resulting in the need for more or less care; or (5) a payment adjustment based upon the level of therapy services required in the population base. Because the applicability of a change is dependent upon the completion date of the episode, changes in reimbursement will impact our financial results up to 60 days in advance of the effective date. We submit all Medicare claims through a single fiscal intermediary for the federal government.

          The current base payment rate for Medicare home nursing is $2,264. Since the inception of the prospective payment system in October 2000, the base episode rate payment has varied due to both the impact of annual market basket based increases and Medicare-related legislation. The passage of the MMA resulted in two changes in Medicare reimbursement. First, for episodes ended on or after April 1, 2004 through December 31, 2006, the base episode rate increase has been reduced by 0.8%. Secondly, a 5.0% payment increase is provided for services furnished in a non-MSA setting for episodes ending on or after April 1, 2004 and before April 1, 2005. Based on the Medicare definition of a non-MSA setting, only a portion of our rural patients qualify for this payment increase. Approximately 36.1% of our net service revenue for the nine months ended September 30, 2004 was derived from patients who reside in non-MSAs.

          Effective January 1, 2005, the “market basket adjustment” was increased by approximately 2.0% (net of the 0.8% reduction referred to above). MedPAC has recommended to Congress that the increase be eliminated. We cannot predict the timing or the magnitude of any changes recommended by MedPAC.

          CMS is expected in either 2005 or 2006 to review the case mix adjustments index as part of a previously scheduled process. We are unable to predict the timing or outcome of such a review.

          The Office of Inspector General of HHS, or OIG, has a responsibility to report both to the Secretary of HHS and to Congress any program and management problems related to programs such as Medicare. The OIG’s duties are carried out through a nationwide network of audits, investigations and inspections. The OIG has recently undertaken a study with respect to Medicare reimbursement rates. No estimate can be made at this time regarding the impact, if any, of the OIG’s findings.

          Hospice. In order for a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that, in the best judgment of the physician or medical director, the beneficiary has less than six months to live, assuming the beneficiary’s disease runs its normal course. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare benefits related to his or her terminal illness. Each benefit period, a physician must recertify that the Medicare beneficiary’s life expectancy is six months or less in order for the beneficiary to continue to qualify for and to receive the Medicare hospice benefit. The first two benefit periods are measured at 90-day intervals and subsequent benefit periods are measured at 60-day intervals. There is no limit on the number of periods that a Medicare beneficiary may be recertified. A Medicare beneficiary may revoke his or her election at any time and begin receiving traditional Medicare benefits. There is no limit on how long a Medicare beneficiary can receive hospice benefits and services, provided that the beneficiary continues to meet Medicare hospice eligibility criteria.

          Medicare reimburses for hospice care using a prospective payment system. Under that system, we receive one of four predetermined daily or hourly rates based upon the level of care we furnish to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations. Our base Medicare rates effective October 1, 2004 depend upon which of the following four levels of care we provide:

•	Routine Home Care. We receive between $105.22 and $111.32 per day for routine home care, depending on the geographic location. We are paid the routine home care rate for each day a patient is under our care and not receiving one of the other categories of hospice care. This rate is not adjusted for the volume or intensity of care provided on a given day. This rate is also paid when a patient is receiving hospital care for a condition unrelated to the terminal condition.

•	General Inpatient Care. We receive between $473.15 and $498.43 per day for general inpatient care, depending on the geographic location.

•	Continuous Home Care. We receive between $614.09 and $649.70 per day for continuous home care, depending on the geographic location. This daily continuous home care rate is divided by 24 in order to arrive at an hourly rate. The hourly rate is paid for every hour that continuous home care is furnished, up to 24 hours in a single day. A minimum of eight hours must be provided in a single day to qualify for this rate.

•	Respite Care. We receive between $112.52 and $117.49 per day for respite care, depending on the geographic location. Respite care is provided when the family or caregiver of a patient requires temporary relief from his or her caregiving responsibilities for certain reasons. We can receive payment for respite care provided to a given patient for up to five consecutive days. Our payment for any additional days of respite care provided to the patient is limited to the routine home care rate.

          Medicare limits the reimbursement we may receive for inpatient care services. Under the so-called “80-20 rule,” if the number of inpatient care days furnished by us to Medicare beneficiaries exceeds 20.0% of the total days of hospice care furnished by us to Medicare beneficiaries, Medicare payments to us for inpatient care days exceeding the inpatient cap will be reduced to the routine home care rate. This determination is made annually based on the twelve-month period beginning on November 1st of each year. This limit is computed on a program-by-program basis. None of our hospices has exceeded the cap on inpatient care services during 2001, 2002, 2003 or 2004.

          Our Medicare hospice reimbursement is also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period, which runs from November 1st of each year through October 31st of the following year. Total Medicare payments to us during this period are compared to the “cap amount” for this period. Payments in excess of the cap amount must be returned by us to Medicare. The cap amount is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory amount that is indexed for inflation annually. The cap amount for the twelve-month period ending October 31, 2004 was $19,636. Once published, the new cap amount will become effective retroactively for all initial hospice elections since October 1, 2004. The hospice cap amount is computed on a program-by-program basis. None of our hospices has exceeded the cap on per beneficiary limits during 2001, 2002, 2003 or 2004.

          We are required to file annual cost reports with HHS on each of our hospices for informational purposes and to submit claims on the basis of the location where we actually furnish the hospice services. These requirements permit Medicare to adjust payment rates for regional differences in wage costs.

          Long-term Acute Care Hospitals. We are reimbursed by Medicare for services provided by our long-term acute care hospitals under the long-term acute care hospital prospective payment system, which was implemented on October 1, 2002. Although CMS regulations allowed for a phase-in period, we have elected to be paid solely on the basis of the long-term care diagnosis-related groups established by the new system. As of December 31, 2004, all of our eligible long-term acute care hospitals had implemented the prospective payment system.

          Under the prospective payment system, each patient discharged from our long-term acute care hospitals is assigned a long-term care diagnosis-related group. CMS establishes these long-term care diagnosis-related groups by grouping diseases by diagnosis, which group reflects the amount of resources needed to treat the diseases. We are paid a pre-determined fixed amount applicable to the particular long-term care diagnosis-related group to which that patient is assigned. This payment is intended to reflect the average cost of treating a Medicare patient classified in that particular long-term care diagnosis-related group. For select patients, the amount may be further adjusted based on length of stay and facility-specific costs, as well as in instances where a patient is discharged and subsequently readmitted, among other factors. Similar to other Medicare prospective payment systems, the rate is also adjusted for geographic wage differences. Effective for discharges on or after October 1, 2004, CMS has published the new relative weights applicable to the long-term care diagnosis-related group system. CMS has stated it intends to develop long-term acute care hospital patient-specific criteria to refine the definition of such facilities in its fiscal year 2006 rule-making that will be proposed in February 2005 and will become effective in July 2005.

          In order to qualify for payment under the long-term acute care prospective payment system, a facility must be certified as a hospital by Medicare and have an average Medicare inpatient length of stay of greater than 25 days. Prior to qualifying under the prospective payment system, new long-term acute care hospitals initially receive lower payments under the general acute care hospital reimbursement system. New long-term acute care hospitals continue to be paid under this system for a minimum of six months while they establish their length-of-stay average and meet certain additional Medicare long-term acute care hospital requirements.

          Effective July 2004, CMS published final regulations with regard to the prospective payment system for long-term acute care hospitals. The regulations provided for the following:

•	the standard federal rate was increased by 3.1%;

•	the average length of stay calculation was changed to consider discharge days instead of patient days as the denominator when calculating average length of stay;

•	the interrupted stay rule was expanded, bundling services sent to the host hospital within three days with the long-term acute care hospital costs incurred in providing care to that patient;

•	the budget neutrality offset amount was increased from 94.0% to 99.5%; and

•	the cost outlier fixed loss threshold was lowered to $17,864.

          Long-term acute care hospitals are typically operated either as stand-alone facilities or as separate provider units within traditional acute care hospitals. All of our long-term acute care hospitals are located within host hospitals. These hospitals within a hospital must satisfy additional standards. A hospital within a hospital must establish itself as a hospital separate from its host by, among other things, obtaining separate licensure and certification, not having common control with its host hospital or a common parent organization, and having a separate chief executive, chief medical officer and medical staff. Further, there are financial penalties associated with the failure to limit the number of total Medicare patients discharged to the host hospital and subsequently readmitted to the long-term acute care hospital to no greater than 5.0%. None of our long-term acute care hospitals exceeded this 5.0% limitation through December 31, 2004.

          In August 2004, CMS announced final regulatory changes applicable to long-term acute care facilities operated as hospitals within hospitals. Effective October 1, 2004, the final rule, subject to certain exceptions, imposes lower rates of reimbursement on long-term acute care hospitals within hospitals whose Medicare admissions from their host hospitals are in excess of specified percentages. For new long-term acute care hospitals within hospitals, the Medicare admissions limitation will be 25.0% for hospitals located in an MSA and 50.0% for hospitals located in a non-MSA. For existing long-term acute care hospitals within hospitals and those under development that meet specified criteria, the Medicare admissions limitations are being phased-in over a four-year period that began October 1, 2004. The Medicare admissions limitations make distinctions between facilities in rural markets and facilities MSAs as follows:

	Allowable Admissions from
	Host Hospital Before
	Payment Reduction

Period	MSAs	Non-MSAs

Until September 30, 2005	100.0%	100.0%
October 1, 2005 – September 30, 2006	75.0%	75.0%
October 1, 2006 – September 30, 2007	50.0%	50.0%
October 1, 2007 – and thereafter	25.0%	50.0%

          Of our seven long-term acute care hospital locations, five are physically located in non-MSAs and two are located in MSAs. Of the five locations in non-MSAs, two are satellite locations of a parent hospital that is located in a MSA. Based on our discussions with CMS, we believe these satellite locations will be viewed as being located in a non-MSA regardless of the location of their parent hospital and will be treated independently from their parent for purposes of calculating their compliance with the admissions limitations. For the nine months ended September 30, 2004, on an individual basis, four of our long-term acute care hospital locations admitted between 50.0% and 75.0% of their patients from their host hospitals and two of our long-term acute care hospital locations admitted more than 75.0% of their patients from their host hospitals. However, the admissions data for the nine months ended September 30, 2004 is not necessarily indicative of the admissions mix these facilities will experience in the future. Further, admissions data for this period ended September 30, 2004 includes long-term acute care hospital locations that were open only for a short time. In addition, we have recently commenced operations at one of our long-term acute care hospital locations and therefore do not have sufficient data to determine the percentage of referrals that will come from its host hospital at this time.

          The new Medicare host admission limitations are scheduled to be phased in over a four-year period. Our existing long-term acute care hospitals should be unaffected by the rule until October 1, 2005, when the limitation on Medicare host admissions drops to 75.0%. Therefore, the rule should have no effect on our 2004 financial results. In order to minimize the more significant impact of the rule after October 1, 2006, when the limitation on Medicare host admissions drops to 50.0%, we intend, during the intervening period, to reevaluate our business plan in each of our markets where we have long-term acute care hospitals and develop appropriate strategies to adapt to the rule. Those strategies may include relocating certain existing hospitals to alternative settings.

          Outpatient Rehabilitation Services. Medicare requires that outpatient therapy services be reimbursed on a fee schedule, subject to annual limitations. Outpatient therapy providers receive a fixed fee for each procedure performed, adjusted by the geographical area in which the facility is located. Medicare also imposes annual per Medicare beneficiary caps that limited Medicare coverage to $1,500 for outpatient rehabilitation services (including both physical therapy and speech-language pathology services) and $1,500 for outpatient occupational health services, including deductible and co-insurance amounts. The caps were to be increased beginning in 2002 by application of an inflation index. Subsequent legislation imposed a moratorium on the application of these limits for the years 2000, 2001 and 2002. With the expiration of the moratorium, CMS implemented the caps beginning on September 2003. The MMA re-imposed the moratorium on the application of the therapy caps from the date of MMA’s enactment through December 31, 2005. We cannot assure you that one or more of our outpatient rehabilitation clinics will not exceed the caps in the future.

          Historically, outpatient rehabilitation services have been subject to scrutiny by the Medicare program for, among other things, medical necessity, appropriate documentation, supervision of therapy aides and students, and billing for group therapy. CMS has issued guidance to clarify that services performed by a student are not reimbursable even if provided under “line of sight” supervision of the therapist. Likewise, CMS has reiterated that Medicare does not pay for services provided by aides regardless of the level of supervision. CMS also has issued instructions that outpatient physical and occupational therapy services provided simultaneously to two or more individuals by a practitioner should be billed as group therapy services.

          Inpatient Rehabilitation Facilities. Inpatient rehabilitation facilities are paid under a prospective payment system. Under this system, each patient discharged from an inpatient rehabilitation facility is assigned to a case mix group containing patients with similar clinical problems that are expected to require comparable resources. An inpatient rehabilitation facility is generally paid a predetermined, fixed amount applicable to the assigned case mix group (subject to certain case and facility level adjustments). The prospective payment system for inpatient rehabilitation facilities also includes special payment policies that adjust the payments for some patients based on length of stay, facility costs, whether the patient was discharged and subsequently readmitted, and other factors.

Medicaid

          Medicaid is a joint federal and state funded health insurance program for certain low-income individuals. Medicaid reimburses healthcare providers using a number of different systems, including cost-based, prospective payment, and negotiated rate systems. Rates are also subject to adjustment based on statutory and regulatory changes, administrative rulings, interpretations of policy by individual state agencies, and certain government funding limitations. Medicaid payments accounted for 5.1% of our net service revenue for the year ended December 31, 2003 and 4.8% of our net service revenue for the nine months ended September 30, 2004.

Non-Governmental Payors

          A portion of our net service revenue comes from private payor sources. These sources include insurance companies, workers’ compensation programs, health maintenance organizations, preferred provider organizations, other managed care companies, and employers, as well as patients directly. Patients are generally not responsible for any difference between customary charges for our services and amounts paid by Medicare and Medicaid programs and the non-governmental payors, but are responsible for services not covered by these programs or plans, as well as for deductibles and co-insurance obligations of their coverage. The amount of these deductibles and co-insurance obligations on patients has increased in recent years. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or business payors. However, the majority of our billed services are paid in full by Medicare, Medicaid or private insurance. The only setting in which co-payments are significant is in connection with services billed by our outpatient rehabilitation clinics, which clinics account for less than 2.0% of our consolidated net service revenue for the nine months ended September 30, 2004. Accordingly, co-payments from patients do not represent a material portion of our billed revenue and corresponding accounts receivable. To further reduce their healthcare costs, most insurance companies, health maintenance organizations, preferred provider organizations, and other managed care companies have negotiated discounted fee structures or fixed amounts for services performed, rather than paying healthcare providers the amounts billed. Our results of operations may be negatively affected if these organizations are successful in negotiating further discounts. Payments from non-governmental payors accounted for 11.8% of our net service revenue for the year ended December 31, 2003 and 9.5% of our net service revenue for the nine months ended September 30, 2004.

Government Regulations

General

          The healthcare industry is highly regulated, and we are required to comply with federal, state and local laws, which significantly affect our business. These laws and regulations are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. Regulations and policies frequently change, and we monitor these changes through trade and governmental publications and associations. The significant areas of federal and state regulatory laws that could affect our ability to conduct our business include the following:

•	Medicare and Medicaid participation and reimbursement;

•	the federal Anti-Kickback Statute and similar state laws;

•	the federal Stark Law and similar state laws;

•	false and other improper claims;

•	the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	civil monetary penalties;

•	environmental health and safety laws;

•	licensing; and

•	certificates of need and permits of approval.

          If we fail to comply with these applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in federal and state healthcare programs. Although we believe we are in material compliance with all applicable laws, these laws are complex and a review of our practices by a court or law enforcement or regulatory authority could result in an adverse determination that could harm our business. Furthermore, the laws applicable to us are subject to change, interpretation and amendment, which could adversely affect our ability to conduct our business.

Medicare Participation

          During the year ended December 31, 2003 and the nine months ended September 30, 2004, 83.1% and 85.7%, respectively, of our net service revenue was received from Medicare. We expect to continue to receive the majority of our net service revenue from serving Medicare beneficiaries. Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. To participate in the Medicare program and receive Medicare payments, our agencies and facilities must comply with regulations promulgated by CMS. Among other things, these requirements, known as “conditions of participation,” relate to the type of facility, its personnel and its standards of medical care. Although we intend to continue to participate in the Medicare reimbursement programs, we cannot assure you that our agencies and programs will continue to qualify for participation.

          Under Medicare rules, the designation “provider-based” refers to circumstances in which a subordinate facility (e.g., a separately-certified Medicare provider, a department of a provider or a satellite facility) is treated as part of a provider for Medicare payment purposes. In these cases, the services of the subordinate facility are included in the “main” provider’s cost report and overhead costs of the main provider can be allocated to the subordinate facility, to the extent that they are shared. We operate three long-term acute care hospitals that are treated as provider-based satellites of certain of our other facilities. We also provide contract rehabilitation and management services to hospital rehabilitation departments that may be treated as provider-based. These facilities are required to satisfy certain operational standards in order to retain their provider-based status.

Anti-Kickback Statute

          Provisions of the Social Security Act of 1965, commonly referred to as the Anti-Kickback Statute, prohibit the payment or receipt of anything of value in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by a federal healthcare program such as Medicare and Medicaid. Violation of the Anti-Kickback Statute is a felony, and sanctions include imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered, and exclusion from federal healthcare programs (including the Medicare and Medicaid programs). Many states have adopted similar prohibitions against payments that are intended to induce referrals of Medicaid and other third-party payor patients.

          The OIG has published numerous “safe harbors” that exempt some practices from enforcement action under the federal Anti-Kickback Statute. These safe harbors exempt specified activities, including bona-fide employment relationships, contracts for the rental of space or equipment, and personal service arrangements and management contracts, so long as all of the requirements of the safe harbor are met. The OIG has recognized that the failure of an arrangement to satisfy all of the requirements of a particular safe harbor does not necessarily mean that the arrangement violates the Anti-Kickback statute. Nonetheless, we cannot assure you that arrangements that do not satisfy a safe harbor are not in violation of the Anti-Kickback Statute.

          We are required under the Medicare conditions of participation and some state licensing laws to contract with numerous healthcare providers and practitioners, including physicians, hospitals and nursing homes, and to arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. We have also entered into various joint ventures and other relationships with hospitals and physicians for the ownership and management of home nursing agencies and long-term acute care hospitals. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. We attempt to structure these arrangements in a manner which meets a safe harbor. However, some of these arrangements may not meet all of the requirements of a safe harbor. We believe that our contracts and arrangements with providers, practitioners and suppliers do not violate the Anti-Kickback Statute or similar state laws. We cannot assure you, however, that these laws will ultimately be interpreted in a manner consistent with our practices.

          From time to time, various federal and state agencies, such as HHS, issue pronouncements, including fraud alerts, that identify practices that may be subject to heightened scrutiny. For example, the OIG’s 2004 Work Plan describes, among other things, the government’s intention to examine beneficiary access to home nursing services, the quality of home healthcare since implementation of the prospective payment system, coding and billing processes for home nursing care, and arrangements where home nursing agencies are part of a comprehensive healthcare system.

          In June 1995, the OIG issued a special fraud alert that focused on the home nursing industry and identified some of the illegal practices the OIG has uncovered. In March 1998, the OIG issued a special fraud alert titled, Fraud and Abuse in Nursing Home Arrangements with Hospices. This special fraud alert focused on payments received by nursing homes from hospices. We believe, but cannot assure you, that our operations comply with the principles expressed by the OIG in these special fraud alerts.

          We endeavor to conduct our operations in compliance with federal and state healthcare fraud and abuse laws, including the Anti-Kickback Statute. However, our practices may be challenged in the future, and the fraud and abuse laws may be interpreted in a way that finds us in violation of these laws. If we are found to be in violation of the Anti-Kickback Statute we could be subject to civil and criminal penalties, and we could be excluded from participating in federal healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Stark Law

          Congress has also passed significant prohibitions against certain physician referrals of patients for healthcare services. These prohibitions are commonly known as the Stark Law. The Stark Law prohibits a physician from making referrals for particular healthcare services (called designated health services) to entities with which the physician, or an immediate family member of the physician, has a financial relationship.

          The term “financial relationship” is defined very broadly to include most types of ownership or compensatory relationships. The Stark Law also prohibits the entity receiving the referral from seeking payment under the Medicare and Medicaid programs for services rendered pursuant to a prohibited referral. If an entity is paid for services rendered pursuant to a prohibited referral, it may incur civil penalties and could be excluded from participating in the Medicare or Medicaid programs. If an arrangement is covered by the Stark Law, the requirements of a Stark Law exception must be met for the physician to be able to make referrals to the entity for designated health services and for the entity to be able to bill for these services.

          “Designated health services” under the Stark Law are defined to include clinical laboratory services; physical therapy services; occupational therapy services; radiology services, including magnetic resonance imaging, computerized axial tomography scans, and ultrasound services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment, and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The Stark Law defines a financial relationship to include: (1) a physician’s ownership or investment interest in an entity and (2) a compensation relationship between a physician and an entity. Under the Stark Law, financial relationships include both direct and indirect relationships.

          Physicians refer patients to us for several Stark Law designated health services, including home health services, inpatient and outpatient hospital services, and physical therapy services. We have compensation arrangements with some of these physicians or their professional practices in the form of medical director and consulting agreements. We also have operations owned by joint ventures in which physicians have an investment interest. In addition, other physicians who refer patients to our agencies and facilities may own our stock. As a result of these relationships, we could be deemed to have a financial relationship with physicians who refer patients to our facilities and agencies for designated health services. If so, the Stark Law would prohibit the physicians from making those referrals and would prohibit us from billing for the services unless a Stark Law exception applies.

          The Stark Law contains exceptions for certain physician ownership or investment interests in and certain physician compensation arrangements with entities. If a compensation arrangement or investment relationship between a physician, or immediate family member, and an entity satisfies all requirements for a Stark Law exception, the Stark Law will not prohibit the physician from referring patients to the entity for designated health services. The exceptions for compensation arrangements cover employment relationships, personal services contracts, and space and equipment leases, among others. The exceptions for a physician investment relationship include ownership in an entire hospital and ownership in rural providers. We believe our compensation arrangements with referring physicians and our physician investment relationships meet the requirements for an exception under the Stark Law and that our operations comply with the Stark Law.

          The Stark Law also includes an exception for a physician’s ownership or investment interest in certain entities through the ownership of stock. If a physician owns stock in an entity, and the stock is listed on a national exchange or is quoted on Nasdaq and the ownership meets certain other requirements, the Stark Law will not apply to prohibit the physician from referring to the entity for designated health services. The requirements for this Stark Law exception include a requirement that the entity issuing the stock have at least $75.0 million in stockholders’ equity at the end of its most recent fiscal year or on average during the previous three fiscal years.

          If an entity violates the Stark Law, it could be subject to civil penalties of up to $15,000 per prohibited claim and up to $100,000 for knowingly entering into certain prohibited referral schemes. The entity also may be excluded from participating in federal healthcare programs (including Medicare and Medicaid). If the Stark Law was found to apply to our relationships with referring physicians and no exceptions under the Stark Law were available, we would be required to restructure these relationships or refuse to accept referrals for designated health services from these physicians. If we were found to have submitted claims to Medicare or Medicaid for services provided pursuant to a referral prohibited by the Stark Law, we would be required to repay any amounts we received from Medicare for those services and could be subject to civil monetary penalties. Further, we could be excluded from participating in Medicare and Medicaid. If we were required to repay any amounts to Medicare, subjected to fines, or excluded from the Medicare and Medicaid Programs, our business and financial condition would be harmed significantly.

          Many states have physician relationship and referral statutes that are similar to the Stark Law. These laws generally apply regardless of payor. We believe that our operations are structured to comply with applicable state laws with respect to physician relationships and referrals. However, any finding that we are not in compliance with these state laws could require us to change our operations or could subject us to penalties. This, in turn, could have a negative impact on our operations.

False and Improper Claims

          The submission of claims to a federal or state healthcare program for items and services that are “not provided as claimed” may lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and federally funded healthcare programs, including the Medicare and Medicaid programs. These false claims statutes include the Federal False Claims Act. Under the Federal False Claims Act, actions against a provider can be initiated by the federal government or by a private party on behalf of the federal government. These private parties are often referred to as qui tam relators, and relators are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years. This development has increased the risk that a healthcare company like us will have to defend a false claims action, pay fines or be excluded from the Medicare and Medicaid programs as a result of an investigation arising out of false claims laws. Many states have enacted similar laws providing for the imposition of civil and criminal penalties for the filing of fraudulent claims. Because of the complexity of the government regulations applicable to our industry, we cannot assure that we will not be the subject of an action under the Federal False Claims Act or similar state law.

Anti-fraud Provisions of the Health Insurance Portability and Accountability Act of 1996

          In an effort to combat healthcare fraud, Congress included several anti-fraud measures in HIPAA. Among other things, HIPAA broadened the scope of certain fraud and abuse laws, extended criminal penalties for Medicare and Medicaid fraud to other federal healthcare programs, and expanded the authority of the OIG to exclude persons and entities from participating in the Medicare and Medicaid programs. HIPAA also extended the Medicare and Medicaid civil monetary penalty provisions to other federal healthcare programs, increased the amounts of civil monetary penalties, and established a criminal healthcare fraud statute.

          Federal healthcare offenses under HIPAA include healthcare fraud and making false statements relating to healthcare matters. Under HIPAA, among other things, any person or entity that knowingly and willfully defrauds or attempts to defraud a healthcare benefit program is subject to a fine, imprisonment or both. Also under HIPAA, any person or entity that knowingly and willfully falsifies or conceals or covers up a material fact or makes any materially false or fraudulent statements in connection with the delivery of or payment of healthcare services by a healthcare benefit plan is subject to a fine, imprisonment or both. HIPAA applies not only to governmental plans but also to private payors.

Administrative Simplification Provisions of HIPAA

          HHS’s final regulations governing electronic transactions involving health information are part of the administrative simplification provisions of HIPAA. These regulations are commonly referred to as the Transaction Standards rule. The rule establishes standards for eight of the most common healthcare transactions by reference to technical standards promulgated by recognized standards publishing organizations. Under the new standards, any party transmitting or receiving health transactions electronically must send and receive data in a single format, rather than the large number of different data formats currently used. This rule will apply to us in connection with submitting and processing health claims. The Transaction Standards rule also applies to many of our payors and to our relationships with those payors. Since many of our payors might not have been able to accept transactions in the format required by the Transaction Standards rule by the original compliance date, we filed a timely compliance extension plan with HHS. We believe that our operations materially comply with the Transaction Standards rule.

          HHS also has final regulations implementing HIPAA that set forth standards for the privacy of individually-identifiable health information, referred to as protected health information. The regulations cover healthcare providers, healthcare clearinghouses and health plans. The privacy regulations require companies covered by the regulations to use and disclose protected health information only as allowed by the privacy regulations. Specifically, the privacy regulations require companies such as us to do the following, among other things:

•	obtain patient authorization prior to certain uses or disclosures of protected health information;

•	provide notice of privacy practices to patients and obtain an acknowledgement that the patient has received the notice;

•	respond to requests from patients for access to or to obtain a copy of their protected health information;

•	respond to patient requests for amendments of their protected health information;

•	provide an accounting to patients of certain disclosure of their protected health information;

•	enter into agreements with the companies’ business associates through which the business associates agree to use and disclose protected health information only as permitted by the agreement and the requirements of the privacy regulations;

•	train the companies’ workforce in privacy compliance;

•	designate a privacy officer;

•	use and disclose only the minimum necessary information to accomplish a particular purpose; and

•	establish policies and procedures with respect to uses and disclosures of protected health information.

          These regulatory requirements impose significant administrative and financial obligations on companies that use or disclose individually identifiable health information relating to the health of a patient. We have implemented new policies and procedures to maintain patient privacy and comply with HIPAA’s privacy regulations. The privacy regulations are extensive, and we may need to change some of our practices to comply with them as they are interpreted and as we deal with issues that arise.

          In February 2003, HHS published the final security regulations implementing HIPAA that govern the security of health information. The compliance date for the security regulations is April 21, 2005. The security regulations require the implementation of policies and procedures that establish administrative, physical, and technical safeguards for electronic protected health information. Companies covered by the security regulations are required to ensure the confidentiality, integrity, and availability of electronic protected health information. Specifically, among others things, companies are required to:

•	conduct a thorough assessment of the potential risks and vulnerabilities to confidentiality, integrity, and availability of electronic protected health information and to reduce the risks and vulnerabilities to a reasonable and appropriate level as required by the security regulations;

•	designate a security officer;

•	establish policies relating to access by the companies’ workforce to electronic protected health information;

•	enter into agreements with the companies’ business associates whereby business associates agree to establish administrative, physical, and technical safeguards for electronic protected health information received from or on behalf of the companies;

•	create a disaster and contingency plan to ensure the availability of electronic protected health information;

•	train the companies’ workforce in security compliance;

•	establish physical controls for electronic devices and media containing or transmitting electronic protected health information;

•	establish policies and procedures regarding the use of workstations with access to electronic protected health information; and

•	establish technical controls for the information systems maintaining or transmitting electronic protected health information.

          These regulatory requirements impose significant administrative and financial obligations on companies like us that use or disclose electronic health information. We are in the process of assessing our systems, drafting the required policies and procedures, and implementing procedures to be in compliance with the security regulations by the compliance date.

Civil Monetary Penalties

          The Secretary of HHS may impose civil monetary penalties on any person or entity that presents, or causes to be presented, certain ineligible claims for medical items or services. The amount of penalties varies depending on the offense, from $2,000 to $50,000 per violation, plus treble damages for the amount at issue and exclusion from federal healthcare programs (including Medicare and Medicaid).

          HHS also can impose penalties on a person or entity who offers inducements to beneficiaries for program services, who violates rules regarding the assignment of payments or who knowingly gives false or misleading information that could reasonably influence the discharge of patients from a hospital. Persons who have been excluded from a federal healthcare program and who retain ownership in a participating entity and persons who contract with excluded persons may be penalized.

          HHS also can impose penalties for false or fraudulent claims and those that include services not provided as claimed. In addition, HHS may impose penalties on claims:

•	for physician services that the person or entity knew or should have known were rendered by a person who was unlicensed, or misrepresented either (1) his or her qualifications in obtaining his or her license or (2) his or her certification in a medical specialty;

•	furnished by a person who was, at the time the claim was made, excluded from the program to which the claim was made; or

•	that show a pattern of medically unnecessary items or services.

          Penalties also are applicable in certain other cases, including violations of the federal Anti-Kickback Statute, payments to limit certain patient services and improper execution of statements of medical necessity.

Environmental Health and Safety Laws

          We are subject to federal, state and local regulations governing the storage, use and disposal of materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental laws and regulations. We do not have any material estimated capital expenditures related to compliance with environmental, health and safety laws through calendar year 2005.

Licensing

          Our agencies and facilities are subject to state and local licensing regulations ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. In order to assure continued compliance with these various regulations, governmental and other authorities periodically inspect our agencies and facilities. Additionally, healthcare professionals at our agencies and facilities are required to be individually licensed or certified under applicable state law. We take steps to ensure that our employees and agents possess all necessary licenses and certifications.

          The institutional pharmacy operations within our facility-based services segment are subject to regulation by the various states in which business is conducted as well as by the federal government. The pharmacies are regulated under the Food, Drug and Cosmetic Act and the Prescription Drug Marketing Act, which are administered by the United States Food and Drug Administration. Under the Comprehensive Drug Abuse Prevention and Control Act of 1970, which is administered by the United States Drug Enforcement Administration, dispensers of controlled substances must register with the Drug Enforcement Administration, file reports of inventories and transactions and provide adequate security measures. Failure to comply with such requirements could result in civil or criminal penalties.

          JCAHO is a nationwide commission that establishes standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of hospitals. Currently, JCAHO accreditation of home nursing agencies is voluntary. However, managed care organizations use JCAHO accreditation as a minimum standard for regional and state contracts. As of December 31, 2004, JCAHO had accredited 29 of our home nursing agencies. Those not yet accredited are working towards achieving this accreditation, which can take up to six months.

Certificate of Need and Permit of Approval Laws

          In addition to state licensing laws, some states require a provider to obtain a certificate of need or permit of approval prior to establishing or expanding certain health services or facilities. States with certificate of need or permit of approval laws place limits on both the construction and acquisition of healthcare facilities and operations and the expansion of existing facilities and services. In these states, approvals are required for capital expenditures exceeding amounts that involve certain facilities or services, including home nursing agencies. In addition, the state of Louisiana has imposed a moratorium on the issuance of new licenses for home nursing agencies that is effective until July 1, 2008. Of the 14 states in which intend to pursue expansion opportunities, Alabama, Arkansas, Georgia, Kentucky, Mississippi, North Carolina, South Carolina, Tennessee and West Virginia have certificate of need or permit of approval laws. The certificate of need or permit of approval issued by the state determines the service areas for the applicable agency or program.

          State certificate of need and permit of approval laws generally provide that, prior to the addition of new capacity, the construction of new facilities or the introduction of new services, a designated state health planning agency must determine that a need exists for those beds, facilities or services. The process is intended to promote comprehensive healthcare planning, assist in providing high quality healthcare at the lowest possible cost and avoid unnecessary duplication by ensuring that only those healthcare facilities and operations that are needed will be built and opened.

Insurance

          We are subject to claims and legal actions in the ordinary course of our business. To cover claims that may arise, we maintain professional malpractice liability insurance, general liability insurance, automobile liability insurance, and workers’ compensation/employer’s liability in amounts that we believe are appropriate and sufficient for our operations. We maintain professional malpractice and general liability insurance that provide primary coverage on a claims-made basis of $1.0 million per incident and $3.0 million in annual aggregate amounts. We maintain workers’ compensation insurance that meets state statutory requirements with a primary employer liability limit of $1.0 million for Louisiana, Mississippi and Arkansas and $500,000 in Texas. We maintain Automobile Liability for all owned, hired, and non-owned autos with a primary limit of $1.0 million. In addition, we currently maintain multiple layers of umbrella coverage in the aggregate amount of $5.0 million that provides excess coverage for professional malpractice, general liability, automobile liability and employer’s liability. Directors and Officers liability insurance in the aggregate amount of $15.0 million will be in effect prior to the time this offering is completed. The cost and availability of such coverage has varied widely in recent years. While we believe that our insurance policies and coverage are adequate for a business enterprise of our type, we cannot assure you that our insurance coverage is sufficient to cover all future claims or that it will continue to be available in adequate amounts or at a reasonable cost.

Legal Proceedings

          We are involved in litigation and proceedings in the ordinary course of our business. We do not believe that the outcome of any of the matters in which we are currently involved, individually or in the aggregate, will have a material adverse effect upon our business, financial condition, or results of operations.

Properties

          As of December 31, 2004 we owned or managed 63 locations in Louisiana, one in Alabama, six in Arkansas, 12 in Mississippi, and four in Texas. Our home office is located in Lafayette, Louisiana in 19,159 square feet of leased office space, under a lease that commenced on March 1, 2004 and expires February 28, 2014. Typically, our home nursing agencies are located in leased facilities. Generally, the leases for our home nursing agencies have initial terms of one year, but range from one to five years. Most of the leases either contain multiple options to extend the lease period in one-year increments or convert to a month-to-month lease upon the expiration of the initial term. All six locations of our four long-term acute care hospitals are hospitals within a hospital, meaning we have a lease or sublease for space with the host hospital. Generally, our leases or subleases for long-term acute care hospitals have initial terms of five years, but range from three to ten years. Most of our leases and subleases for our long-term acute care hospitals contain multiple options to extend the term in one-year increments.

Employees

          As of December 31, 2004 we had 2,164 employees, of which 1,260 were full-time and 904 were part-time employees, and approximately 374 independent contractors. None of our employees is subject to a collective bargaining agreement. We consider our relationships with our employees and independent contractors to be good.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth, as of February 14, 2005, information about our executive officers and directors.

Name	Age	Position(s)

Keith G. Myers	44	President and Chief Executive Officer, Chairman of the Board of Directors
R. Barr Brown	47	Senior Vice President, Chief Financial Officer, Treasurer, Director
John L. Indest	52	Senior Vice President, Chief Operating Officer of Home-Based Services, Secretary, Director
Daryl J. Doise	46	Senior Vice President, Chief Operating Officer of Facility-Based Services
W.J. “Billy” Tauzin(3)	61	Director
W. Patrick Mulloy, II(2)	51	Director
Earline H. Bihm(3)	64	Director
Ronald T. Nixon(1)(3)	48	Director
Ted W. Hoyt(1)(2)	50	Director
George A. Lewis(1)(2)	68	Director

(1)	Audit Committee member

(2)	Compensation Committee member

(3)	Nominating and Corporate Governance Committee

          Keith G. Myers is our co-founder, and has served as Chairman of the Board of Directors, President and Chief Executive Officer (or similar positions in our predecessors) since 1994. Prior to joining us, Mr. Myers founded, co-owned and operated Louisiana Premium Seafoods, Inc., an international food processing, procurement and distribution company. Mr. Myers received credentials in 1999 from the National Association for Home Care with regard to the home/hospice care sector. Mr. Myers was named Business Executive of the Year in 1999 by Louisiana Rural Health Association and Entrepreneur of the Year in the healthcare category by Ernst & Young LLP with respect to the Texas, Louisiana and Mississippi Region.

          R. Barr Brown joined us in April 2000 as our Senior Vice President and Chief Financial Officer and has served as a director and Treasurer since August 2004. From 1994 to 1999, Mr. Brown was employed with Equity Corporation International, where he served as Managing Director of Corporate Development for the southern United States. Mr. Brown has also served as the Chief Financial and Administrative Officer and as a member of the board of directors for the Kasler Corporation. Mr. Brown, a Certified Public Accountant, received his Bachelor of Science degree in Business Administration, with a major in accounting, from Louisiana State University and commenced his professional career with Arthur Young & Co., where he was employed from 1979 to 1984.

          John L. Indest has served as our Senior Vice President and Chief Operating Officer of Home-Based Services since May 2001. Mr. Indest has served as a director since June 2000 and as Secretary since August 2004. From November 1998 to May 2001, Mr. Indest served as our Vice President. Prior to joining us in November 1998, Mr. Indest served as President, Chief Executive Officer and co-owner of Homebound Care, Inc., a regional home health provider. Mr. Indest has testified before the United States House of Representatives’ Ways and Means Subcommittee on healthcare issues and currently serves as co-chairman of the Louisiana Task Force on Ethics, overseeing compliance issues applicable to home health and hospice in the state of Louisiana. Mr. Indest is a registered nurse with a Masters of Science in Health Services Administration from the University of St. Francis.

          Daryl J. Doise has served as our Senior Vice President and Chief Operating Officer of Facility-Based Services since May 2002, with responsibility for the management and business development of our facility-based services segment. Prior to joining us, Mr. Doise was employed for the previous four years by Quorum Health Services where he served as President and Chief Executive Officer of Opelousas General Hospital, a 200-bed hospital with over 800 employees. Mr. Doise has also served as an officer and member of the board of directors of the Louisiana Hospital Association. Mr. Doise received a Bachelor of Science degree from Louisiana State University, with a major in accounting, and earned a Masters of Business Administration from Tulane University.

          W. Patrick Mulloy, II was appointed as a director in January 2005. From September 2001 to November 2004, Mr. Mulloy served as President and Chief Executive Officer of LifeTrust America, a privately held senior housing company which owns and operates assisted living communities in seven states across the Southeast. In 2004, LifeTrust merged with Five Star Quality Care, Inc., a publicly traded senior housing company. From 1996 until 2000, Mr. Mulloy served as Chief Executive Officer, President and as a director of Atria, Inc., a publicly-traded operator of assisted and retirement living facilities. Prior to joining Atria, Mr. Mulloy was a partner at Greenebaum, Doll and McDonald, PLLC, a law firm headquartered in Louisville, Kentucky, and, from 1992 to 1994, he served as the Secretary of Finance to the Governor of Kentucky. Mr. Mulloy received a Bachelor of Arts Degree in 1974 and a Juris Doctorate in 1977, each from Vanderbilt University, where he was a member of the Phi Beta Kappa Society.

          W.J. “Billy” Tauzin was appointed as our lead independent director in January 2005. In December 2004, Congressman Tauzin was named President and Chief Executive Officer of the Pharmaceutical Research and Manufacturers of America, a trade group that serves as one of the pharmaceutical industry’s top lobbying groups. He served 12 terms in the U.S. House of Representatives, representing Louisiana’s 3rd Congressional District since being first sworn in 1980. From January 2001 through December 2004, Congressman Tauzin served as Chairman of the House Committee on Energy and Commerce. He also served as a senior member of the House Resources Committee and Deputy Majority Whip. Prior to being a member of Congress, Congressman Tauzin was a member of the Louisiana State Legislature, where he served as Chairman of the House Natural Resources Committee and Chief Administration Floor Leader. Congressman Tauzin received a Bachelor of Arts Degree from Nicholls State University in 1964 and a Juris Doctorate from Louisiana State University in 1967.

          Earline H. Bihm has served as a director since 1994 and served as our Secretary of the Board of Directors from June 2002 to July 2004. Mayor Bihm received a Bachelor of Arts degree from the University of Louisiana, Lafayette and taught in the public school system of St. Landry Parish for 33 years before retiring from teaching in 1997. Mayor Bihm held the position of councilman for the Village of Palmetto from 1969 to 2002 and has served as Mayor of the Village of Palmetto from March 2002 to present.

          Ronald T. Nixon has served as a director since July 2001. Mr. Nixon is a founding principal of The Catalyst Group, formed in 1990, which manages two small business investment companies, or SBICs, one participating preferred SBIC and three private equity investment funds. Prior to joining The Catalyst Group, Mr. Nixon operated companies in the manufacturing, distribution and service sectors. Mr. Nixon serves on numerous private boards. Mr. Nixon holds a Bachelor of Science degree in Mechanical Engineering that he received from the University of Texas at Austin and is a registered Professional Engineer in the State of Texas.

          Ted W. Hoyt has served as a director since August 2004. Mr. Hoyt has practiced corporate and tax law since 1977, counseling both private and public corporations. Since January 1999, Mr. Hoyt has served as the Managing General Manager of the law firm of Hoyt, Hodge & Stanford, LLC. Mr. Hoyt was the co-founder of Omni Geophysical Corporation, which later became Omni Energy Services, a publicly traded company, for which he served as a director and officer from 1986 to 1996. Mr. Hoyt has also served as a tax attorney with the National Office of the Internal Revenue Service. Mr. Hoyt holds a Bachelor of Science degree in Business Administration degree from the University of Louisiana, Lafayette, a Juris Doctorate from Louisiana State University and a Masters in Tax Law degree from Georgetown University. Mr. Hoyt is admitted to the Bar in Louisiana, New York and the District of Columbia.

          George A. Lewis has served as a director since August 2004. Mr. Lewis commenced his auditing career with Arthur Andersen & Co. in 1958. In 1963, Mr. Lewis joined the firm of Broussard, Poche, Lewis & Breaux, L.L.P., Certified Public Accountants, where he served as an audit partner until his retirement in 1996. Since 1996, Mr. Lewis has primarily served as an expert audit and accounting defense witness with respect to litigation involving various nationally recognized accounting firms. Mr. Lewis has served on various committees of the American Institute of Certified Public Accountants, including as a member of the Auditing Standards Board from 1990 to 1994, and as a member of the Society of Louisiana Certified Public Accountants. At present, Mr. Lewis serves as Chairman of the AICPA/ CICA ElderCare/ PrimePlus Task Force and has authored an education course to train CPAs to deal with issues of the elderly. Mr. Lewis received a Bachelor of Accounting from Louisiana State University.

Board of Directors

          In accordance with the terms of our certificate of incorporation, the terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2006; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007.

          The Class I directors will be Messrs. Brown and Mulloy and Ms. Bihm, the Class II directors will be Messrs. Nixon, Indest and Tauzin, and the Class III directors will be Messrs. Myers, Hoyt and Lewis. At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election, or special meeting held in lieu thereof. The number of directors may be changed only by resolution of the board of directors or a super-majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.

Board Committees

Audit Committee

          Our audit committee consists of Messrs. Lewis, Hoyt and Nixon. The purpose of the audit committee is to assist our board of directors in its general oversight of our financial reporting, internal controls and audit functions. Among other functions, the audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors. Each member of the audit committee satisfies the requirements for membership established by Nasdaq and the Securities and Exchange Commission, or SEC. The board of directors has determined that Mr. Lewis is a “financial expert” within the definition of that term set forth in the regulations under the Securities Act. Mr. Lewis will serve as the Chairman of the Audit Committee.

Compensation Committee

          Our compensation committee consists of Messrs. Hoyt, Lewis and Mulloy. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our executive officers and administers our stock plans and employee benefit plans. The compensation committee is responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement for each annual meeting of stockholders. Each member of the compensation committee satisfies the requirements for membership established by Nasdaq. Mr. Hoyt will serve as the Chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

          Our nominating and corporate governance committee consists of Messrs. Tauzin and Nixon and Ms. Bihm. The nominating and corporate governance committee is responsible for identifying qualified individuals to serve on the board of directors, developing and recommending to the board of directors a set of corporate policies and principles, and overseeing an annual evaluation of the board of directors. Each member of the nominating and corporate governance committee satisfies the requirements for membership established by Nasdaq. Mr. Tauzin will serve as the Chairman of the Nominating and Corporate Governance Committee and as our lead independent director.

Independent Director Compensation

          We have not yet paid any compensation to independent directors. Our lead independent director will receive compensation of $50,000 per year, plus an initial restricted stock grant of 7,000 shares, which will vest over a two year period, and annual option grants to acquire 3,500 shares of our common stock, which options will be fully vested upon issuance. Our other independent directors will receive compensation of $24,000 per year and an additional $6,000 per year for each committee on which they serve. Committee chairpersons will receive an additional $6,000 per year for each committee they chair. Our current independent directors will also receive an initial restricted stock grant of 3,500 shares upon the completion of this offering, which will vest over a two year period, and annual option grants to acquire 2,000 shares of our common stock, which options will be fully vested upon issuance. All independent directors will also receive $300 for each non-regularly scheduled board meeting attended. All stock options granted to our non-employee directors will be granted pursuant to our 2005 Director Compensation Plan and will be governed by the terms of such plan. The shares issued under our 2005 Director Compensation Plan will be issued from the 1,000,000 shares reserved for issuance under our 2005 Long-Term Incentive Plan. Subject to customary exceptions, we intend to enter into agreements restricting our independent directors from selling shares of our common stock received in consideration for service as a director during their tenure on our Board of Directors.

Compensation Committee Interlocks and Insider Participation

          Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Conduct and Ethics

          Prior to the completion of this offering, our board of directors will adopt a code of conduct and code of ethics applicable to all our officers, directors and employees in accordance with applicable rules and regulations of the SEC and Nasdaq. Upon completion of the offering, our code of conduct and code of ethics will be available on our website.

Executive Compensation

          The following table sets forth certain elements of compensation for our chief executive officer and the four additional most highly compensated executive officers for the fiscal year ended December 31, 2004:

Summary Compensation Table

				Long-Term
				Compensation

	Annual Compensation			Restricted
				Stock,	All Other
Name and Principal Position	Year	Salary	Bonus	Award(s)(1)	Compensation(2)

Keith G. Myers	2004	$250,000	$157,824	$32,617	$7,059
President, Chief Executive Officer and
Chairman of the Board
R. Barr Brown	2004	225,000	109,940	1,169,694	7,661
Senior Vice President, Chief Financial
Officer, Treasurer and Director
John L. Indest	2004	225,000	101,654	69,894	12,094
Senior Vice President, Chief Operating
Officer of Home-Based Services,
Secretary and Director
Daryl J. Doise	2004	165,000	71,170	117,049	3,529
Senior Vice President, Chief Operating Officer of Facility-Based Services

(1)	Amounts in this column include the value of KEEP Units granted under the KEEP Plan. The KEEP Units represent the right to receive a cash or stock payment based on the future value of the company, where 10.0 million KEEP Units equal 100.0% of the company’s value. KEEP Units are subject to a five year vesting schedule with accelerated vesting upon a sale of the company or in the event of an initial public offering. In connection with this offering, all outstanding KEEP Units will become fully vested and non-forfeitable, and will convert to and be settled in shares of common stock of the company on a one-for-one basis. The number and aggregate value of the KEEP Units held by the named executive officers as of December 31, 2004 were as follows: Keith G. Myers — 21,000 KEEP Units for an aggregate value of $273,000; John L. Indest — 33,000 KEEP Units for an aggregate value of $429,000; R. Barr Brown — 258,000 KEEP Units for an aggregate value of $3,354,000; and Daryl J. Doise — 77,430 KEEP Units for an aggregate value of $1,006,590.

(2)	Amounts in this column reflect 401(k) plan matching contributions of $2,099 for Mr. Myers, $2,854 for Mr. Indest, $2,701 for Mr. Brown, and $2,309 for Mr. Doise; long-term disability premiums of $1,220 paid on behalf of each of the named executive officers; and life insurance premiums of $3,740 paid on behalf of Mr. Myers, $8,020 for Mr. Indest and $3,740 for Mr. Brown.

Employee Benefit Plans

2003 Key Employee Equity Participation Plan

          Our 2003 KEEP Plan was adopted by our board of directors on March 28, 2003. The KEEP Plan provides for the grant of awards to employees and officers in the form of KEEP Units which represent the right to receive a cash or stock payment in the future, based on the future value of the company, and subject to certain restrictions and to risk of forfeiture. The value of the KEEP Units is based on the fair market value of the Company, where 10.0 million KEEP Units equals 100.0% of the Company. The KEEP Units are subject to a five-year vesting schedule from the date of grant (10.0%, 15.0%, 25.0%, 25.0% and 25.0% per year, respectively). In addition, any unvested KEEP Units will vest (i) upon a sale of the Company or an initial public offering of a class of securities of the Company, (ii) upon a participant’s death or disability (provided he or she has been employed with the Company for at least three years), or (iii) two years after a participant’s retirement (provided he or she has been employed with the Company for at least three years and has not violated the terms of any noncompetition agreement with the Company).

          The cash value of vested KEEP Units will be paid to a participant following his or her termination of employment in five equal installments as follows: 20.0% to be paid within 90 days of termination and then 20.0% on each of the first four anniversaries of the termination. In the event of a sale of the Company, the KEEP Units would automatically vest and would be redeemed for cash and/or stock (in the same proportion of cash and stock as the consideration received by members of the Company in the sale transaction). In the event of an initial public offering of a class of securities of the Company, the KEEP Units would automatically vest and would be converted into shares of common stock.

          In connection with this offering, all outstanding KEEP Units will become fully vested and non-forfeitable, and will convert to and be settled in shares of common stock of the company on a one-for-one basis. The board of directors has determined that no additional awards of KEEP Units will be granted under the KEEP Plan.

2005 Long-Term Incentive Plan

          Our 2005 Long-Term Incentive Plan was adopted by our board of directors and stockholders on January 20, 2005. It will go into effect as of the closing of this offering. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of the stockholders, and by providing such persons with an incentive for outstanding performance.

          The incentive plan authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the Internal Revenue Code of 1986, as amended, or the Code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock, which is subject to restrictions on transferability and other restrictions set by the compensation committee;

•	restricted stock units, which give the holder the right to receive shares of stock, or the equivalent value in cash or other property, in the future;

•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award;

•	performance-based cash awards, which give the holder the right to a cash award to be paid upon achievement of specified performance goals; and

•	other stock-based awards in the discretion of the compensation committee, including unrestricted stock grants.

          The number of shares reserved and available for issuance under the incentive plan is 1,000,000  shares. Not more than 1,000,000 shares of stock may be granted in the form of incentive stock options. In the event that any outstanding award for any reason is cancelled or forfeited, terminates, expires, lapses or is settled in cash, any unissued shares subject to the award will again be available for issuance under the incentive plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the incentive plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the incentive plan’s share limit.

          The incentive plan will be administered by the compensation committee of our board of directors. The compensation committee has the authority to:

•	designate participants;

•	determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards;

•	establish, adopt or revise any rules and regulations to administer the incentive plan; and

•	make all other decisions and determinations that may be required under the incentive plan.

Our board of directors may at any time administer the incentive plan. In the event that the board of directors chooses to administer the incentive plan, it will have all the powers of the compensation committee regarding administration of the incentive plan.

          All awards must be evidenced by a written award certificate, which will include the provisions specified by the compensation committee. The compensation committee will determine the exercise price for nonstatutory stock options. The exercise price for any option cannot be less than the fair market value of our common stock as of the date of the grant.

          Under Section 162(m) of the Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2009, or until the incentive plan is materially amended, if earlier, awards granted under the incentive plan will be exempt from the deduction limits of Section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the incentive plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

          In the event of certain corporate transactions (including any stock dividend, stock split, merger, spin-off, or related transaction), the share authorization limits described above will be adjusted proportionately, and the compensation committee may adjust awards to preserve their benefits or potential benefits.

          Unless otherwise provided in an award certificate, upon the death, disability or retirement of a participant, all of his or her outstanding options, stock appreciation rights and other awards in the nature of rights that may be exercised, will become fully vested, time-based vesting restrictions on outstanding awards will lapse, and any performance-based criteria will be deemed to be satisfied at the greater of “target” or actual performance as of the date of termination. Unless otherwise provided in an award certificate, if a participant’s employment is terminated without cause or the participant resigns for good reason (as such terms are defined in the incentive plan) within two years after a change in control of the company, all of such participant’s outstanding options, stock appreciation rights and other awards in the nature of rights that may be exercised will become fully vested, time-based vesting restrictions on outstanding awards will lapse, and any performance-based criteria will be deemed to be satisfied at the greater of “target” or actual performance as of the date of termination. In addition, an award certificate or plan document may provide that all of a participant’s outstanding options, stock appreciation rights and other awards in the nature of rights that may be exercised will become fully vested, time-based vesting restrictions on outstanding awards will lapse, and any performance-based criteria will be deemed to be satisfied at the greater of “target” or actual performance upon the occurrence of a specified future event, including, but not limited to, a change in control of our company or the participant’s termination of employment in connection with a change of control of our company. The compensation committee may, in its discretion, accelerate the vesting of an option, stock appreciation right, or any other award in the nature of rights that may be exercised and/or may determine that all or a part of the time-based vesting restrictions on all or a portion of a participant’s outstanding awards will lapse and/or that any performance-based criteria with respect to any awards will be deemed to be wholly or partially satisfied, in each case, as of such date as the compensation committee may, in its sole discretion, declare, and the compensation committee may discriminate among participants or among awards in exercising its discretion.

          Our board of directors or the compensation committee may at any time terminate or amend the incentive plan without stockholder approval, but any amendment would be subject to stockholder approval if, in the reasonable opinion of the board or the compensation committee, the amendment would:

•	materially increase the number of shares available under the incentive plan;

•	expand the types of awards available under the incentive plan;

•	materially expand the class of participants eligible to participate in the incentive plan;

•	materially extend the term of the incentive plan; or

•	otherwise constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of Nasdaq.

          No termination or amendment of the incentive plan may reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The compensation committee may amend or terminate outstanding awards, but such amendments may require the consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the incentive plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

          We estimate that, as of the date of the closing of this offering, substantially all of our employees, officers and directors will be eligible to participate in the incentive plan. Any awards will be made at the discretion of the compensation committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the incentive plan in the future.

LHC Group Profit Sharing 401(k) Plan

          Since January 1, 1998, we have maintained the LHC Group Profit Sharing 401(k) Plan, which is a tax-qualified, defined contribution plan subject to regulation under the Employee Retirement Income Security Act of 1974, or ERISA. Eligible employees may generally begin participating in the plan on the first day of the next calendar month after they complete three consecutive months of service.

          Participants may elect to defer up to the lesser of 100.0% of their compensation or the Internal Revenue Service limit in effect for a given plan year (e.g. $13,000 in 2004, $14,000 in 2005, $15,000 in 2006). Catch-up contributions for participants who have reached age 50 are also available under the plan. Compensation for plan purposes generally means a participant’s total compensation plus any salary deferrals made to this plan, a Code Section 125 cafeteria plan, a Code Section 457 plan and under any transportation fringe benefit arrangement.

          Each plan year, we may determine whether to make an employer matching contribution to the plan. The amount of any matching contribution will be a discretionary percentage of each participant’s salary deferrals during the plan year up to a maximum percentage determined by us. Any matching contribution we decide to make will be allocated to those participants who are employed on the last day of the plan year and who have at least 1,000 hours of service during the year.

          Each plan year, we also may contribute an employer profit-sharing contribution to the plan. The amount of this profit-sharing contribution is discretionary and is determined by us each year. Participants, in order to receive a portion of this profit-sharing contribution, must be employed on the last day of the plan year and must have completed at least 1,000 hours of service during the year. A participant generally vests in his employer matching contributions and employer profit-sharing contributions on a six year graded schedule.

          Before a participant terminates employment, he may receive a distribution of his vested account balance once he reaches his normal retirement age (the later of age 65 or the 5th anniversary of a participant’s participation in the plan). A participant may also receive a distribution of amounts attributable to his salary deferrals under the plan and his rollover contributions in the event of a financial hardship. Participant loans are also available under the plan. At termination of employment, participants may receive distributions in the form of a lump sum (either of their entire account balance or of a portion of the account balance).

          Participants may direct the investment of their account balances in various investment options offered under the plan.

Employment and Change of Control Agreements

          We have entered into employment agreements with our named executive officers, to be effective upon the date of this prospectus, that are expected to include substantially the terms described below.

          Term. The named executive officers’ employment agreements have an initial term of three years, and thereafter each of the agreements will be automatically extended for additional one-year periods unless the company or the executive officer gives notice to the other party at least 60 days prior to the then-current term.

          Salary and Benefits. Each of the named executive officers is entitled to a base annual salary (subject to annual review and increases for merit performance) and is entitled to participate in all incentive, savings, retirement and welfare benefit plans generally made available to our senior management personnel. The initial annual salaries of the named executive officers are as follows: Mr. Myers: $275,000; Mr. Indest: $250,000; Mr. Brown: $250,000; and Mr. Doise: $200,000. Each of the named executive officers is entitled to participate in our executive bonus plan, pursuant to which he will have an opportunity to earn an annual cash bonus based upon achievement of performance goals established by the compensation committee of our board of directors. In addition, each of the named executive officers is entitled to fringe benefits generally made available to our senior management personnel.

          Termination. The employment agreements may be terminated by us at any time with or without “cause” (as defined therein), or by the executive with or without “good reason” (as defined therein). The agreements will also be terminated upon the death, disability or retirement of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below.

          If a named executive officer is terminated without cause or resigns for good reason, he will be entitled to unpaid base salary, prorated annual bonus and accrued benefits through the termination date, plus a severance amount equal to a multiple of his base salary and target annual bonus. We will also provide the executive with welfare benefit plan coverage following such termination for a specified number of years. In addition, if a named executive officer is terminated without cause or resigns for good reason, all stock options and other equity awards will become immediately vested and exercisable.

          If any of the named executive officers is terminated for cause or if he resigns without good reason, he will be entitled to his accrued salary and benefits through the date of termination. If a named executive officer’s employment is terminated by reason of his death, disability or retirement, he (or his estate, as applicable) will be entitled to his accrued salary, a prorated annual bonus, and any accrued benefits and disability or retirement benefits that may apply.

          Restrictive Covenants. The employment agreements include a covenant not to disclose confidential information or compete with us, and not to solicit our customers or recruit our employees, for a period of two years following the termination of employment.

          Change of Control. The employment agreements include change of control provisions. If the officer is terminated without cause or resigns for good reason (as defined) during the two year period following a change of control, he will receive severance benefits in an amount equal to a multiple of his salary and target bonus for the year of termination. In addition, the officer will continue to receive health and welfare insurance coverage for a period of one to three years and his outstanding options and other equity awards will become fully vested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Catalyst Fund and Southwest/ Catalyst Capital Investments

          In July 2001, we entered into a Loan Agreement with The Catalyst Fund, Ltd. and Southwest/ Catalyst Capital, Ltd., or the Catalyst Entities, involving an aggregate amount of $2.0 million. These loans were evidenced by individual promissory notes; each in the principal amount of $1.0 million, accruing interest at a rate of 12.0% per annum and payable in equal monthly installments of approximately $26,000 in principal and interest, due July 1, 2006. As of September 30, 2004, approximately $1.0 million in principal and interest remained outstanding under these promissory notes.

          The terms of these promissory notes provide for prepayment penalties and fees in the amount of 3.0%, 2.0% and 1.0% of any amount prepaid during years one, two and three, respectively. In addition, any prepayment of principal must be in an amount equal to or exceeding $50,000. There are exceptions to these prepayment penalties where payments are made as a result of excess operating cash flow.

          In order to guarantee repayment under these notes, the Catalyst Entities possess a security interest in our equipment, inventory, accounts receivable, general intangibles, chattel paper and instruments. Also serving as collateral is the assignment of a Key Employee Life Insurance Policy with regard to Keith G. Myers in the amount of $2.0 million, of which we are named beneficiary.

          In connection with the Loan Agreement, we entered into a Consulting Agreement with the Catalyst Entities under which they agreed to provide assistance, advice and consultation with respect to our operations, marketing and financial structure and performance in consideration of the issuance of warrants to purchase up to the equivalent of an aggregate of 966,813 shares of our currently outstanding common stock. These warrants were exercised in their entirety in March 2002 for a total of $1,000. As a result of the exercise of these warrants, shares held by the Catalyst Entities represented an aggregate of approximately 8.0% of our issued and outstanding shares of common stock prior to this offering.

          Ronald T. Nixon, one of our directors, serves as an executive officer of each of the Catalyst Entities. Mr. Nixon was elected to our board of directors as the Catalyst Entities’ nominee pursuant to the July 2001 Loan Agreement. No other investors participated in the July 2001 transactions. We intend to repay the amounts outstanding under the Catalyst Loan Agreement prior to the completion of this offering.

Sunset Clinic Lease Arrangement

          In July 2003, one of our indirect, wholly owned subsidiaries, Louisiana Physical Therapy, LLC, entered into a Lease Agreement with Oak Shadows of Sunset, LLC for approximately 7,250 square feet of space located in Grand Coteau, Louisiana. The Lease Agreement has an initial 10-year term that expires in July 2013, with an option to extend for additional successive one-year periods on the same terms. The Lease Agreement grants no right of termination. The Lease Agreement requires monthly payments of approximately $3,500 for the initial term for the use of the space plus maintenance, taxes, insurance and other expenses. Currently, the property is used as an outpatient rehabilitation clinic.

          At the time of the Lease Agreement’s execution, Keith G. Myers, our President, Chief Executive Officer and Chairman, held 100.0% of the membership interests in Oak Shadows. On December 1, 2004, pursuant to a Transfer and Assignment of LLC Membership Interest, Mr. Myers, as the sole member of Oak Shadows, transferred this membership interest, which included land and building with a net book value of $292,945, to us in exchange for our assumption of Mr. Myers’s guarantee of mortgage indebtedness relating to the property, in the form of two note payables whose principal balances totaled $292,945. The acquisition of 100.0% interest in Oak Shadows of Sunset, LLC will be reflected in our fourth quarter reported results by recording the property and the note payables at the amounts stated above.

Repurchase of Common Stock from Certain Stockholders

          In March 2001, Rebecca and Byron Briggs agreed to sell us the equivalent of an aggregate of 3,881,663 shares of our currently outstanding common stock. The purchase price was paid pursuant to a promissory note in the principal amount of approximately $1.0 million. The note bears interest at a rate of 15.5% and payments of approximately $25,000 are due on the first of each month, beginning March 1, 2001. As of September 30, 2004, approximately $380,000 in principal and accrued interest was outstanding under this note.

          The repurchased shares are held in escrow as collateral for the payment of the purchase price. As we pay each monthly installment due under the promissory note, a proportion of the total repurchased shares is released to us. This proportion is determined by dividing the principal amount paid in the particular installment by a price per share of $0.4026. The sole and exclusive remedy available in the event of default under the promissory note is foreclosure on the remaining collateral. We intend to satisfy this note in full prior to the completion of this offering.

          We are also contingently liable to pay Mr. and Mrs. Briggs approximately $337,500 related to an earn-out payment under a noncompete agreement, which is payable on or before March 31, 2006 if our gross collected revenues equal or exceed $225,693,359 between January 1, 2001 and December 31, 2005. We met the revenue earn-out threshold in the quarter ended December 31, 2004, and will record a compensation charge of $337,500 in that period.

Shareholders Agreement for Hebert, Thibodeaux, Albro and Touchet Therapy Group, Inc.

          We and the shareholders of Hebert, Thibodeaux, Albro and Touchet Therapy Group, Inc., including two of our significant stockholders, Christopher B. Thibodeaux and David D. Hebert, entered into a shareholders agreement in April 2004 for the purpose of governing one of our joint ventures. Under the terms of this shareholders agreement, Messrs. Thibodeaux, Hebert, Albro and Touchet have the right to convert their equity interests in the joint venture into shares of our common stock upon the consummation of this offering. In November 2004, Messrs. Thibodeaux, Hebert, Albro and Touchet agreed to convert their equity interests in the joint venture into an aggregate of 68,036 shares of our common stock, of which an aggregate of 40,960 shares will be issued to Messrs. Hebert and Thibodeaux, respectively, effective upon the completion of this offering. In connection with their conversion, the shareholders agreement with respect to Hebert, Thibodeaux, Albro and Touchet Therapy Group, Inc. will be terminated and we will be released from any further obligations thereunder.

Indebtedness of Certain Officers

          In October 2004, R. Barr Brown, who serves as our Senior Vice President, Chief Financial Officer and Treasurer and as a director, repaid in full a promissory note held by us in the principal amount of $90,000. The promissory note, which had an interest rate of 7.0% per annum, was formerly secured by 33,000 KEEP Units issued by our predecessor, LHC Group, LLC and held by Mr. Brown. In connection with its repayment by Mr. Brown, the promissory note was canceled and our security interest in Mr. Brown’s KEEP Units was terminated.

          Mr. Brown was formerly the obligor under another promissory note in our favor in the principal amount of $123,401, which note had an interest rate of 6.0% per annum and was due on or before March 2010. Mr. Brown was entitled under the note to prepay all or any part of this obligation without penalty. This promissory note was intended to serve as payment of the purchase price for 150,000 membership units issued by our predecessor, LHC Group, LLC purchased by Mr. Brown pursuant to a Subscription Agreement in March 2004. As security for the repayment of the promissory note, Mr. Brown concurrently executed an Act of Pledge in which he granted us the right to sell any or all of his membership units in the event of default under or non-payment of the promissory note. In exchange for the return of the 150,000 membership units formerly issued to Mr. Brown, this promissory note was cancelled in June 2004.

          We will not borrow from or provide loans to any of our directors, officers or stockholders in the future.

Indemnification Agreements with Certain Officers and Directors

          We have entered into indemnification agreements with each of our executive officers and directors. See “Description of Capital Stock — Limitations of Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common stock, as of December 31, 2004, by the following individuals or groups: (1) each person, or group of affiliated persons, whom we know beneficially owns more than 5.0% of our outstanding stock; (2) each of our named executive officers; (3) each of our directors; (4) all of our directors and executive officers as a group; and (5) each of our stockholders selling shares in this offering.

          Except as indicated by footnote, and except for community property laws where applicable, we believe, based on information provided to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of beneficial ownership before the offering is based on 13,091,865 shares of common stock deemed outstanding as of December 31, 2004, which assumes conversion of the joint venture equity interests of two of our joint venture partners into 518,034 aggregate shares of our common stock in connection with this offering, gives effect to the issuance of 481,680 shares of our common stock upon conversion of outstanding KEEP Units and gives effect to the issuance of 7,000 shares of vested restricted common stock upon the completion of this offering.

	Shares Beneficially						Shares Beneficially
	Owned Prior to			Shares Beneficially		Shares to	Owned After Offering
	Offering		Shares to	Owned After Offering		be Sold in	with Over-Allotment
			be Sold in			Over-
Name and Address of	Number	Percent	Offering	Number	Percent	Allotment	Number	Percent
Beneficial Owner (1):
Named Executive Officers
Keith G. Myers(2)	4,514,337	34.5%	282,368	4,231,969	26.1%	188,245	4,043,724	25.0%
R. Barr Brown(3)	258,000	2.0	17,054	240,946	1.5	11,369	229,577	1.4
John L. Indest(4)	649,137	5.0	41,461	607,676	3.8	27,640	580,036	3.6
Daryl J. Doise(5)	77,430	*	—	77,430	*	—	77,430	*
Directors
Earline H. Bihm(6)	1,301,280	9.9%	82,154	1,219,126	7.5%	54,770	1,164,356	7.2%
Ted W. Hoyt(7)	3,167	*	—	3,167	*	—	3,167	*
George A. Lewis(8)	3,167	*	—	3,167	*	—	3,167	*
W. Patrick Mulloy, II(9)	3,167	*	—	3,167	*	—	3,167	*
Ronald T. Nixon(10)	969,981	7.4	145,022	824,959	5.1	96,682	728,277	4.5
W.J. “Billy” Tauzin(11)	5,833	*	—	5,833	*	—	5,833	*
All executive officers and directors as a group (10 persons)	7,785,499	59.5%	568,059	7,217,440	44.5%	378,706	6,838,734	42.2%
Beneficial Owners of 5% or More of the Outstanding Common Stock of LHC Group
James Gravois(12)	1,301,280	9.9%	82,154	1,219,126	7.5%	54,770	1,164,356	7.2%
Harold Taylor(13)	1,308,031	10.0	82,575	1,225,456	7.6	55,051	1,170,405	7.2
David Hebert(14)	699,654	5.3	44,613	655,041	4.0	29,742	625,299	3.9
Chris Thibodeaux(15)	699,655	5.3	44,613	655,042	4.0	29,742	625,300	3.9
Denise Romano(16)	658,175	5.0	42,025	616,150	3.8	28,016	588,134	3.6
Other Selling Stockholders
The Catalyst Fund, Ltd.(17)	483,407	3.7%	72,511	410,896	2.5%	48,341	362,555	2.2%
Southwest/Catalyst Capital, Ltd.(17)	483,407	3.7	72,511	410,896	2.5	48,341	362,555	2.2
Beta Home Care, Inc.(18)	450,000	3.4	28,080	421,920	2.6	18,720	403,200	2.5
Victor Varisco(19)	105,000	*	7,506	97,494	*	5,005	92,489	*
Angie Begnaud(20)	3,000	*	187	2,813	*	125	2,688	*

	Shares Beneficially						Shares Beneficially
	Owned Prior to			Shares Beneficially		Shares to	Owned After Offering
	Offering		Shares to	Owned After Offering		be Sold in	with Over-Allotment
			be Sold in			Over-
Name and Address of	Number	Percent	Offering	Number	Percent	Allotment	Number	Percent
Beneficial Owner (1):
Greg Ketchings(21)	1,500	*	94	1,406	*	62	1,344	*
Holly Rabalais(22)	750	*	47	703	*	31	672	*
Kelli Dore(22)	750	*	47	703	*	31	672	*

(*)	Less than 1.0% of the outstanding common stock.

(1)	Unless otherwise noted below, the address of each beneficial owner listed in the table above is c/o LHC Group, Inc., 420 West Pinhook Rd., Suite A, LaFayette, LA 70503.

(2)	Includes 21,000 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units, 970,416 shares held by his wife, Ginger Myers, and 3,370,002 shares held by K & G Family, LLC, of which Mr. Myers is a Manager. Of the 470,613 aggregate shares shown on the table above as being sold by Mr. Myers in the offering, including those shares to be sold upon the exercise of the over-allotment option, 17,697 shares are being sold by Mr. Myers and 452,916 shares are being sold by his wife.

(3)	Includes 258,000 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units.

(4)	Includes 33,000 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units and 462,102 shares held by Duperier Avenue Investors, LLC, of which Mr. Indest is a Manager.

(5)	Includes 77,430 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units.

(6)	Includes 975,960 shares held by SKE Management, LLC, of which Mrs. Bihm is a Manager.

(7)	Includes 2,000 shares issuable upon the exercise of stock options exercisable within 60 days. The options and stock held by Mr. Hoyt were issued under our 2005 Director Compensation Plan. Although these options and stock will be issued upon the completion of this offering, the table above gives effect to such issuance as if it had occurred on December 31, 2004.

(8)	Includes 2,000 shares issuable upon the exercise of stock options exercisable within 60 days. The options and stock held by Mr. Lewis were issued under our 2005 Director Compensation Plan. Although these options and stock will be issued upon the completion of this offering, the table above gives effect to such issuance as if it had occurred on December 31, 2004.

(9)	Includes 2,000 shares issuable upon the exercise of stock options exercisable within 60 days. The options and stock held by Mr. Mulloy were issued under our 2005 Director Compensation Plan. Although these options and stock will be issued upon the completion of this offering, the table above gives effect to such issuance as if it had occurred on December 31, 2004.

(10)	Includes 483,407 shares owned by The Catalyst Fund, Ltd. and 483,407 shares owned by Southwest/Catalyst Capital, Ltd. Mr. Nixon is an executive officer of The Catalyst Fund, Ltd. and Southwest/Catalyst Capital, Ltd. Mr. Nixon and Rick Hermann, who is also an executive officer of The Catalyst Fund, Ltd. and Southwest/Catalyst Capital Ltd., exercise shared investment power over the shares of common stock owned by The Catalyst Fund Ltd. and Southwest/Catalyst Capital, Ltd. The address for Mr. Nixon is Two Riverway, Suite 1710, Houston, TX 77056. Mr. Nixon’s beneficial ownership also includes 2,000 shares issuable upon the exercise of stock options exercisable within 60 days. The options and stock held by Mr. Nixon were issued under our 2005 Director Compensation Plan. Although these options and stock will be issued upon the completion of this offering, the table above gives effect to such issuance as if it had occurred on December 31, 2004. Of the 241,704 aggregate shares shown on the table above as being sold by Mr. Nixon in the offering, including those shares to be sold upon the exercise of the over-allotment option, 120,852 shares are being sold by The Catalyst Fund, Ltd. and 120,852 shares are being sold by Southwest/Catalyst Capital, Ltd.

(11)	Includes 3,500 shares issuable upon the exercise of stock options exercisable within 60 days. The options held by Mr. Tauzin were issued under our 2005 Director Compensation Plan. Although these options and stock will be issued upon the completion of this offering, the table above gives effect to such issuance as if it had occurred on December 31, 2004.

(12)	Includes 975,960 shares held by Gravois Investments, LLC, of which Mr. Gravois is a Manager.

(13)	Includes 6,750 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units, 490,511 shares held by Silver State Partners, LLC and 490,511 shares held by Bayou State Partners, LLC, in each of which Mr. Taylor is a Manager.

(14)	Includes 20,480 shares that will automatically be issued upon the completion of this offering in connection with the conversion of Mr. Hebert’s equity interests in one of our joint ventures into shares of our common stock.

(15)	Includes 20,480 shares that will automatically be issued upon the completion of this offering in connection with the conversion of Mr. Thibodeaux’s equity interests in one of our joint ventures into shares of our common stock and 524,741 shares held by Thibodeaux Family Investors, LLC, of which Mr. Thibodeaux is a Manager.

(16)	Includes 1,500 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units and 492,506 shares held by Bayou State Associates, LLC, of which Mrs. Romano is a Manager.

(17)	The address for The Catalyst Fund, Ltd. and Southwest/Catalyst Capital, Ltd. is Two Riverway, Suite 1710, Houston, TX 77056.

(18)	Includes 450,000 shares that will automatically be issued upon the completion of this offering in connection with the conversion of Beta Home Care, Inc.’s equity interests in one of our joint ventures into shares of our common stock. The address for Beta Home Care, Inc. is 3201 Center Street, Lake Charles, LA 70601. Christopher Baggett and John Rudd exercise shared investment power over the shares of common stock held by Beta Home Care, Inc.

(19)	Includes 15,000 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units.

(20)	Includes 3,000 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units.

(21)	Includes 1,500 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units.

(22)	Includes 750 shares that will automatically be issued upon the completion of this offering in connection with the conversion of outstanding KEEP Units.

DESCRIPTION OF OUR CAPITAL STOCK

          Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

          General. As of December 31, 2004, there were 12,085,150 shares of common stock outstanding and 12 stockholders of record. After this offering, there will be 16,191,867 shares of our common stock outstanding.

          Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

          Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

          Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

          Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock.

          Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

          A total of 5,000,000 shares of undesignated preferred stock is authorized, none of which is outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

          Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

          Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

          Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

          Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

          Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

          Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of a majority of our outstanding common stock. For more information on the classified board, see the section entitled “Management — Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

          Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15.0% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

          The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

          We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: (1) any breach of their duty of loyalty to the corporation or the stockholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

          Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.

Transfer Agent and Registrar

          The transfer agent and registrar for the common stock is SunTrust Bank.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering there has been no public market for our common stock, and we cannot predict the effect that any future sales may have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect our stock price.

Sales of Restricted Shares

          Upon the closing of this offering, we will have outstanding an aggregate of approximately 16,191,867 shares of common stock. Of these shares, 4,000,000 shares of common stock to be sold in this offering, or 4,600,000 shares if the underwriters exercise their over-allotment in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144, including Rule 144(k), or Rule 701, each of which is discussed below. In addition, upon completion of this offering, we will have (i) outstanding stock options held by employees, consultants and directors for the purchase of 11,500 shares of common stock; and (ii) 14,000 shares of unvested restricted common stock issued under our 2005 Director Compensation Plan.

          All of our officers and directors and substantially all of our stockholders are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus.

          As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale under Rule 144 or Rule 701 ninety days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus pursuant to Rule 144, Rule 144(k) or Rule 701.

          We expect the remaining                      shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after one year from the date of this prospectus.

Rule 144

          Rule 144 allows persons whose shares are subject to transfer restrictions, either because the person is an affiliate or because the shares have never been registered, to transfer the shares if they comply with the Rule’s requirements. In general, under Rule 144, a person (or group of persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including, in some instances, the holding period of a previous owner if the previous owner was not an affiliate), and who files a Form 144 with respect to such sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of: (i) 1.0% of the then outstanding shares of our common stock, which would equal approximately 161,919 shares immediately after this offering, or (ii) the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us. We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the individual circumstances surrounding the desired sale, including the market price, as well as the personal circumstances of the sellers. Any future sale of substantial amounts of our common stock in the open market, including those effected pursuant to Rule 144, may adversely affect the market price of our common stock.

Rule 144(k)

          A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates are not eligible to sell under Rule 144(k) and must always meet all of the requirements discussed under Rule 144 above, even after the applicable holding periods have been satisfied.

Rule 701

          Rule 701 may be relied upon with respect to the resale of securities originally acquired from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements.

Lock-up Agreements

          We, our executive officers and directors and all of our stockholders have each signed a lock-up agreement which prevents each of us, subject to limited exceptions, from offering, selling, contracting to sell, pledging or otherwise disposing of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus or thereafter acquired or publicly announcing an intention to do any of the foregoing, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. This 180 day period may be extended if (1) during the last 17 days of the 180 day period we issue an earning release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180 day period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Stock Options

          We intend to file a registration statement under the Securities Act covering up to 1,000,000 shares of common stock reserved for issuance under our 2005 Long-Term Incentive Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements described above.

FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

General

          The following is a general discussion of the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a capital asset within the meaning of Section 1221 of the Code.

          This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, specific rules that may apply to certain non-U.S. holders, including banks, insurance companies, partnerships or other pass-through entities, U.S. expatriates, dealers and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction. This discussion is based on provisions of the Code, Treasury Regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

          For purposes of this discussion, a non-U.S. holder is a beneficial owner of common stock if that individual is any of the following for U.S. federal income tax purposes:

•	a nonresident alien individual within the meaning of Section 7701(b) of the Code;

•	a foreign corporation or other foreign entity taxable as a corporation under U.S. federal income tax law; or

•	a foreign estate or trust within the meaning of Section 7701(a) of the Code.

          If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, we suggest you consult your own tax advisor.

Distributions

          If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock (determined on a share by share basis) will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. Dividends paid to a non-U.S. holder that are not effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30.0% rate or, if an income tax treaty applies and certain information reporting requirements are satisfied, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

          The U.S. federal withholding tax generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

          A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may establish entitlement to the benefit of a reduced rate of withholding under such tax treaty by timely filing a properly completed Form W-8BEN with us prior to the payment of a dividend. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the Internal Revenue Service.

          Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the U.S. and, if a tax treaty applies, attributable to a non-U.S. holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the non-U.S. holder furnishes to us or our paying agent a properly completed IRS Form W-8ECI (or successor form) containing the non-U.S. holder’s taxpayer identification number. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30.0% rate or a lower rate specified by an applicable tax treaty.

Gain on Disposition of Common Stock

          A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless one of the following applies:

•	The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a non-U.S holder’s U.S. permanent establishment. In such a case, unless an applicable tax treaty provides otherwise, the non-U.S. holder generally will be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to an additional branch profits tax as described above.

•	A non-U.S. holder who is an individual holds our common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the non-U.S. holder will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

•	At any time during the 5 year period ending on the date of a sale or other disposition of our stock, our company is classified as a United States Real Property Holding Corporation, generally defined as a corporation, the fair market value of whose real property interests equals or exceeds 50.0% of the fair market value of its U.S. real property interests, its interests in real property located outside the United States and any other of its assets used or held for use in a trade or business. Our company believes it is not and does not anticipate becoming a United States Real Property Holding Corporation for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax

          We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

          Under certain circumstances, Treasury regulations require information reporting and backup withholding (currently at a rate of 28.0%), on certain payments on common stock. A non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable Treasury regulations or otherwise establish an exemption may be subject to information reporting and this backup withholding tax on payments of dividends.

          Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding unless the non-U.S. holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a foreign broker effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to payment of the proceeds of a sale of our common stock by or through a foreign office of a broker effected outside the United States if that broker is:

•	a U.S. person,

•	a foreign person that derives 50.0% or more of its gross income for specified periods from the conduct of a trade or business in the United States,

•	a “controlled foreign corporation” as defined in the Code, or

•	a foreign partnership that at any time during its tax year either (i) has one or more U.S. persons that, in the aggregate, own more than 50.0% of the income or capital interests in the partnership or (ii) is engaged in the conduct of a trade or business in the United States.

          Information reporting requirements will not apply to the payment of the proceeds of a sale of our common stock if the broker receives a statement from the owner, signed under penalty of perjury, certifying such owner’s non-U.S. status or an exemption is otherwise established. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

          Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund is filed with the Internal Revenue Service.

Federal Estate Tax

          Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

          The foregoing discussion is a summary of the material federal tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders for U.S. federal income and estate tax purposes. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, non-U.S. or other tax laws.

UNDERWRITING

          Subject to the terms and conditions stated in the underwriting agreement among us, the selling stockholders and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Number of
Underwriters	Shares

Jefferies & Company, Inc.
Legg Mason Wood Walker, Incorporated

Total	4,000,000

          The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling stockholders are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us and the selling stockholders, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

          The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to some dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $           per share to other dealers. After this offering, the public offering price, the concession to selected dealers and re-allowance to other dealers may be changed by the underwriters.

          The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, in whole or in part, up to an aggregate of 600,000 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus. The underwriters may exercise the options only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by the selling stockholders. To the extent the options are exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ options to purchase 600,000 additional shares.

	Paid by Us		Paid by the Selling Stockholders

	Without Exercise	With Full Exercise	Without Exercise	With Full Exercise
	of Over-allotment	of Over-allotment	of Over-allotment	of Over-allotment

Per share
Total

          We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $2,285,000, which will be paid by us.

          At our request, the underwriters have reserved for sale at the initial public offering price up to 200,000 shares of our common stock being sold in this offering for our employees, family members of employees, and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

          This offering of shares of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make because of any of those liabilities.

          We, our executive officers and directors and all of our stockholders have agreed, subject to limited exceptions, for a period of 180 days, after the date of this prospectus, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of Jefferies & Company, Inc. This 180 day period may be extended if (1) during the last 17 days of the 180 day period we issue an earning release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180 day period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

          We have been advised by the underwriters that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

          A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from the selling stockholders in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over-allotment option to purchase additional shares from the selling stockholders or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

          A “stabilizing bid” is a bid for or the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member when shares sold by such underwriter or syndicate members are purchased by the representatives in a syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

          We have been advised by the representatives that these transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

          The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

          A prospectus in electronic format may be available on sites maintained on the Internet or through other online services maintained by the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online. In addition, the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not a part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

          Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus was determined through negotiations among us, the selling stockholders and the representatives. The principal factors in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the representatives;

•	the history of and the prospects for our industry;

•	the abilities of our management;

•	our past and present operations;

•	our historical results of operations;

•	our anticipated operational results in 2005 and beyond;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	market conditions for initial public offerings; and

•	the general condition of the securities markets at the time of this offering.

          We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

LEGAL MATTERS

          The legality of the shares of common stock to be issued in this offering will be passed upon by Alston & Bird LLP, Atlanta, Georgia. Morrison & Foerster LLP, New York, New York, will pass upon certain matters in connection with this offering on behalf of the underwriters.

EXPERTS

          The consolidated financial statements of LHC Group, Inc. at December 31, 2002 and 2003 and June 30, 2004 and for each of the three years in the period ended December 31, 2003 and the six months ended June 30, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC through its Electronic Data Gathering and Retrieval System a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement, or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements, or documents. Reference is made to each such exhibit for a more complete description of the matters involved. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and at the regional office of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. The public may obtain additional information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by LHC Group, Inc. with the SEC via EDGAR are also available at the web site maintained by the SEC on the World Wide Web at http://www.sec.gov.

LHC GROUP, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

LHC Group, Inc. and Subsidiaries

          We have audited the accompanying consolidated balance sheets of LHC Group, Inc. and subsidiaries as of December 31, 2002 and 2003, and June 30, 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003, and the six months ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LHC Group, Inc. and subsidiaries at December 31, 2002 and 2003, and June 30, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, and the six months ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets.

/s/ ERNST & YOUNG LLP

New Orleans, Louisiana

October 25, 2004, except for Note 1, as to which the date is February 10, 2005

LHC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
			June 30,
	2002	2003	2004

	(in thousands, except share
	data)
ASSETS
Current assets:
Cash and cash equivalents	$3,179	$1,725	$3,568
Receivables:
Patient accounts receivable, less allowance for uncollectible accounts of $496, $418, and $766 at December 31, 2002 and 2003 and June 30, 2004, respectively	12,266	16,294	21,757
Other receivables	680	407	203
Amounts receivable under cooperative endeavor agreements	546	285	176
Receivables from officers	–	30	138
Amounts due from governmental entities	60	614	831

	13,552	17,630	23,105
Recoverable income taxes	87	–	–
Deferred income taxes	–	–	340
Prepaid expenses and other current assets	753	1,061	1,166

Total current assets	17,571	20,416	28,179
Property, building, and equipment, net	1,783	3,241	4,362
Goodwill	2,071	4,111	4,855
Other assets	60	147	160

Total assets	$21,485	$27,915	$37,556

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$4,068	$3,124	$3,191
Salaries, wages, and benefits payable	2,019	3,421	4,932
Amounts due to governmental entities	120	19	–
Amounts payable under cooperative endeavor agreements	822	565	180
Income taxes payable	–	69	701
Dividends payable	55	63	127
Deferred income taxes	11	97	–
Lines of credit	881	803	140
Current portion of capital lease obligations	75	292	506
Current portion of long-term debt	217	827	437
Current portion of long-term debt held by related party	400	450	501

Total current liabilities	8,668	9,730	10,715
Deferred equity-based compensation	–	199	645
Revolving debt	6,628	7,867	11,032
Deferred income taxes, less current portion	255	479	621
Capital lease obligations, less current portion	80	790	1,077
Long-term debt, less current portion	863	329	322
Long-term debt held by related party, less current portion	1,398	919	618
Minority interest	–	693	1,275
Stockholders’ equity:
Common stock — $0.01 par value: 40,000,000 shares authorized; 15,000,000 shares issued; 12,085,150 outstanding	121	121	121
Treasury stock — 2,914,850 shares at cost	(782)	(782)	(2,242)
Additional paid-in capital	1,696	2,361	4,421
Retained earnings	2,558	5,209	8,951

Total stockholders’ equity	3,593	6,909	11,251

Total liabilities and stockholders’ equity	$21,485	$27,915	$37,556

See accompanying notes.

LHC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

	(in thousands, except share and per share data)
Net service revenue	$28,208	$48,950	$72,365	$55,579
Cost of service revenue	13,466	23,438	37,146	28,763

Gross margin	14,742	25,512	35,219	26,816
General and administrative expenses	11,011	16,430	24,761	16,821
Impairment loss	—	—	31	—
Equity-based compensation expense(1)	111	124	864	1,046

Operating income	3,620	8,958	9,563	8,949
Interest expense	411	1,135	1,226	698
Non-operating (income) loss, including gain on sales of assets	(325)	(124)	(106)	124

Income from continuing operations before income taxes and minority interest and cooperative endeavor allocations	3,534	7,947	8,443	8,127
Income tax expense	1,151	2,139	2,320	2,466
Minority interest and cooperative endeavor allocations	1,355	2,699	2,837	1,985

Income from continuing operations	1,028	3,109	3,286	3,676
Loss from discontinued operations (net of income taxes of $139 in 2001, $183 in 2002, $313 in 2003, and $8 in 2004)	(241)	(267)	(443)	(13)
Gain on sale of discontinued operations (net of income taxes of $204 in 2004)	—	—	—	303

Net income	$787	$2,842	$2,843	$3,966

Earnings per share — basic:
Income from continuing operations	$0.09	$0.26	$0.27	$0.30
Loss from discontinued operations, net	(0.02)	(0.02)	(0.03)	—
Gain on sale of discontinued operations, net	—	—	—	0.03

Net income	$0.07	$0.24	$0.24	$0.33

Earnings per share — diluted:
Income from continuing operations	$0.08	$0.26	$0.26	$0.30
Loss from discontinued operations, net	(0.02)	(0.02)	(0.03)	(0.0)
Gain on sale of discontinued operations, net	—	—	—	0.03

Net income	$0.06	$0.24	$0.23	$0.33

Weighted average shares outstanding:
Basic	11,756,419	11,926,222	12,085,150	12,085,150
Diluted	12,241,908	12,084,534	12,114,671	12,184,454

(1)	Equity-based compensation is allocated as follows:

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

	(in thousands)
Cost of service revenue	$—	$—	$5	$19
General and administrative expenses	111	124	859	1,027

Total equity-based compensation expense	$111	$124	$864	1,046

See accompanying notes.

LHC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock

						Notes
	Issued		Treasury		Additional	Receivable
					Paid-In	From	Retained
	Amount	Shares	Amount	Shares	Capital	Officer	Earnings	Total

	(in thousands, except share and per share data)
Balances at January 1, 2001	$121	15,000,000	$–	–	$268	$–	$(547)	$(158)
Net income	–	–	–	–	–	–	787	787
Contributed capital from stockholder	–	–	–	–	111	–	–	111
Purchase of common stock	–	–	(1,042)	3,881,663	–	–	–	(1,042)
Dividends to stockholders ($0.009 per share)	–	–	–	–	–	–	(101)	(101)

Balances at December 31, 2001	121	15,000,000	(1,042)	3,881,663	379	–	139	(403)
Net income	–	–	–	–	–	–	2,842	2,842
Exercise of warrants by lenders	–	–	260	(966,813)	1,193	–	(260)	1,193
Contributed capital from stockholder	–	–	–	–	124	–	–	124
Dividends to stockholders ($0.013 per share)	–	–	–	–	–	–	(163)	(163)

Balances at December 31, 2002	121	15,000,000	(782)	2,914,850	1,696	–	2,558	3,593
Net income	–	–	–	–	–	–	2,843	2,843
Contributed capital from stockholder	–	–	–	–	665	–	–	665
Dividends to stockholders ($0.016 per share)	–	–	–	–	–	–	(192)	(192)

Balances at December 31, 2003	121	15,000,000	(782)	2,914,850	2,361	–	5,209	6,909
Net income	–	–	–	–	–	–	3,966	3,966
Sale of shares to officer in exchange for note	–	–	40	(150,000)	683	(123)	–	600
Recission of share sale to officer	–	–	(1,500)	150,000	1,377	123	–	–
Dividends to stockholders ($0.019 per share)	–	–	–	–	–	–	(224)	(224)

Balances at June 30, 2004	$121	15,000,000	$(2,242)	2,914,850	$4,421	$–	$8,951	$11,251

See accompanying notes.

LHC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

	(in thousands)
Operating activities
Net income	$787	$2,842	$2,843	$3,966
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	98	230	441	407
Provision for bad debts	484	461	604	684
Goodwill impairment charge	–	–	351	–
Change in fair value of outstanding warrants	963	–	–	–
Equity-based compensation expense	111	124	864	1,046
Minority interest in earnings of subsidiaries	–	–	241	1,578
Deferred income taxes	(168)	157	310	(295)
Gain on sale of assets	(89)	–	(10)	(365)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(4,574)	(7,086)	(4,476)	(5,384)
Prepaid expenses, other assets	(299)	(330)	(221)	(120)
Accounts payable and accrued expenses	707	3,686	534	2,205
Net amounts due under cooperative endeavor agreements	297	(168)	4	(276)
Net amounts due governmental entities	(3)	258	(655)	(236)

Net cash provided by (used in) operating activities	(1,686)	174	830	3,210
Investing activities
Purchases of property, building, and equipment	(751)	(871)	(2,046)	(2,011)
Proceeds from sale of property and equipment	–	–	150	180
Proceeds from sale of entities	–	–	–	470
Cost of acquisitions, primarily goodwill	(1,470)	(340)	(1,891)	(597)

Net cash used in investing activities	(2,221)	(1,211)	(3,787)	(1,958)
Financing activities
Issuance of common stock	–	1	–	–
Dividends paid	(58)	(153)	(184)	(160)
Principal payments on debt	(2,566)	(1,083)	(1,331)	(1,223)
Proceeds from issuance of debt	4,168	251	1,405	762
Net proceeds from lines of credit and revolving debt arrangements	2,089	5,069	1,161	2,362
Minority interest contributions, net of distributions	–	–	452	(1,150)
Other	(62)	–	–	–

Net cash provided by financing activities	3,571	4,085	1,503	591

Change in cash and cash equivalents	(336)	3,048	(1,454)	1,843
Cash and cash equivalents at beginning of period	467	131	3,179	1,725

Cash and cash equivalents at end of period	$131	$3,179	$1,725	$3,568

Supplemental disclosures of cash flow information
Interest paid	$400	$1,066	$1,304	$729

Income taxes paid	$820	$1,994	$1,922	$2,456

See accompanying notes.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004

1.	Organization

          LHC Group, LLC (“Company”) is a healthcare provider specializing in the post-acute continuum of care primarily for Medicare beneficiaries in rural markets in the southern United States. The Company provides home-based services, primarily through home nursing agencies and hospices, and facility-based services, primarily through long-term acute care hospitals and outpatient rehabilitation clinics. The Company, through its wholly and majority-owned subsidiaries, equity joint ventures, and controlled affiliate, currently operates in Louisiana, Mississippi, and Texas.

          The Company operated as Louisiana Health Care Group, Inc. (“LHCG”), until March 2001, when the shareholders of LHCG transferred to The Health Care Group, Inc. (“THCG”), all of the issued and outstanding shares of common stock of LHCG in exchange for shares in THCG. On January 1, 2003, the Company began operating as LHC Group, LLC, a Louisiana limited liability company. The THCG shareholders exchanged their shares for membership interests in the Company (“units”).

          The Company operates under the terms of an operating agreement which provides that the Company does not have a finite life and that the members’ personal liability is limited to his or her capital contribution. There is only one class of member interest.

          In 2004, the Company sold its majority interest in three hospices, its majority interest in an inpatient rehabilitation facility and the rights to operate a home nursing agency in a specific area. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of operations of these entities, including the gain on sale and impairment loss are presented as discontinued operations in all periods presented.

          In March 2004, the Company engaged in initial discussions with potential underwriters regarding our initial public offering. In June 2004, the Company’s Board of Directors authorized the Company to proceed with an initial public offering.

Plan of Merger and Recapitalization

          In January 2005, LHC Group, LLC established a wholly-owned Delaware subsidiary, LHC Group, Inc. Effective February 9, 2005, LHC Group, LLC merged into LHC Group, Inc. In connection with the merger, each outstanding membership unit in LHC Group, LLC was converted into shares of the $0.01 par value common stock of LHC Group, Inc. based on an exchange ratio of three-for-two. Each KEEP unit will also be convertible upon the initial public offering into shares of common stock of LHC Group, Inc. pursuant to the same three-for-two ratio. LHC Group, Inc. has 40,000,000 shares of $0.01 par value common stock authorized and 5,000,000 shares of $0.01 par value preferred stock authorized. All references to common stock, share, and per share amounts have been retroactively restated to reflect the merger and recapitalization as if the merger and recapitalization had taken place as of the beginning of the earliest period presented.

          As used herein, the “Company” includes LHC Group, Inc. and all predecessor entities.

2.	Significant Accounting Policies

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reported period. Actual results could differ from those estimates.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Critical Accounting Policies

          The most critical accounting policies relate to the principles of consolidation, revenue recognition, accounts receivable and allowances for uncollectible accounts, and accounting for goodwill.

Principles of Consolidation

          The consolidated financial statements include all subsidiaries and entities controlled by the Company. “Control” is generally defined by the Company as ownership of a majority of the voting interest of an entity. The consolidated financial statements include entities in which the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

          All significant intercompany accounts and transactions have been eliminated in consolidation. Business combinations accounted for as purchases have been included in the consolidated financial statements from the respective dates of acquisition.

          The following describes the Company’s consolidation policy with respect to its various ventures excluding wholly owned subsidiaries:

Equity Joint Ventures

          The Company’s joint ventures are structured as limited liability companies in which the Company typically owns a majority equity interest ranging from 51% to 95%. Each member of all but one of the Company’s equity joint ventures participates in profits and losses in proportion to their equity interests. We have one joint venture partner whose participation in losses is limited. The Company consolidates these entities as the Company absorbs a majority of the entities’ expected losses, receives a majority of the entities’ expected residual returns and generally has voting control.

Cooperative Endeavors

          The Company has arrangements with certain partners that involve the sharing of profits and losses. Unlike the joint venture relationships the Company owns 100% of the equity in these ventures. In these cooperative endeavors, the Company possesses interests in the net profits and losses ranging from 67% to 95%. The Company has one cooperative endeavor partner whose participation in losses is limited. The Company consolidates these entities as the Company owns 100% of the outstanding equity and the Company absorbs a majority of the entities’ expected losses and receives a majority of the entities expected residual returns.

License Leasing Arrangements

          The Company, through wholly-owned subsidiaries, leases home health licenses necessary to operate certain of its home nursing agencies. As with wholly owned subsidiaries, the Company owns 100% of the equity of these entities and consolidates them based on such ownership as well as the Company’s right to receive a majority of the entities’ expected residual returns and the Company’s obligation to absorb a majority of the entities’ expected losses.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management Services

          The Company has various management services agreements under which the Company manages certain operations of agencies and facilities. The Company does not consolidate these agencies or facilities, as the Company does not have an ownership interest and does not have a right to receive a majority of the agencies’ or facilities’ expected residual returns or an obligation to absorb a majority of the agencies’ or facilities’ expected losses.

          The following table summarizes the percentage of net service revenue earned by type of ownership or relationship the Company had with the operating entity:

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

Wholly owned subsidiaries	51.3%	48.9%	50.8%	48.7%
Equity joint ventures	4.1	5.0	9.7	30.7
Cooperative endeavors	42.2	42.3	3.17	8.6
License leasing arrangements	0.1	1.9	5.4	11.4
Management services	2.3	1.9	2.4	0.6

	100.0%	100.0%	100.0%	100.0%

Revenue Recognition

          The Company reports net service revenue at the estimated net realizable amount due from Medicare, Medicaid, commercial insurance, managed care payors, patients, and others for services rendered. Under Medicare, the Company’s home nursing patients are classified into a home health resource group prior to the receipt of services. Based on this home health resource group the Company is entitled to receive a prospective Medicare payment for delivering care over a 60 day period. Medicare adjusts these prospective payments based on a variety of factors, such as low utilization, patient transfers, changes in condition and the level of services provided. In calculating the Company’s reported net service revenue from home nursing services, the Company adjusts the prospective Medicare payments by an estimate of the adjustments. The Company calculates the adjustments based on a rolling average of these types of adjustments for claims paid during the preceding three months. For home nursing services, the Company recognizes revenue based on the number of days elapsed during the episode of care.

          Under Medicare, patients in the Company’s long-term acute care facilities are classified into long-term diagnosis-related groups. Based on this classification, the Company is then entitled to receive a fixed payment from Medicare. This fixed payment is also subject to adjustment by Medicare due to factors such as short stays. In calculating reported net service revenue for services provided in the Company’s long-term acute care hospitals, the Company reduces the prospective payment amounts by an estimate of the adjustments. The Company calculates the adjustment based on a historical average of these types of adjustments for claims paid during the preceding three months. For the Company’s long-term acute care hospitals revenue is recognized as services are provided.

          For hospice services the Company is paid by Medicare under a prospective payment system. The Company receives one of four predetermined daily or hourly rates based upon the level of care the Company furnished. The Company records net service revenue from hospice services based on the daily or hourly rate. The Company recognizes revenue for hospice as services are provided

          Under Medicare the Company is reimbursed for rehabilitation services based on a fee schedule for services provided adjusted by the geographical area in which the facility is located. The Company recognizes revenue as these services are provided.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company’s Medicaid reimbursement is based on a predetermined fee schedule applied to each service provided. Therefore, revenue is recognized for Medicaid services as services are provided based on this fee schedule. The Company’s managed care payors reimburse the Company in a manner similar to either Medicare or Medicaid. Accordingly, the Company recognizes revenue from managed care payors in the same manner as the Company recognizes revenue from Medicare or Medicaid.

          The Company records management services revenue as services are provided in accordance with the various management services agreements to which the Company is a party. The agreements generally call for the Company to provide billing, management, and other consulting services suited to and designed for the efficient operation of the applicable home nursing agency or inpatient rehabilitation facility. The Company is responsible for the costs associated with the locations and personnel required for the provision of the services. The Company is generally compensated based on a percentage of net billings or an established base fee. In addition, for certain of the management agreements, the Company may earn incentive compensation.

          Net service revenue was comprised of the following:

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

Home-based services	86.1%	86.7%	77.7%	68.6%
Facility-based services	13.9	13.3	22.3	31.4

	100.0%	100.0%	100.0%	100.0%

          The following table sets forth the percentage of net service revenue earned by category of payor:

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

Payor:
Medicare	79.3%	82.8%	83.1%	86.3%
Medicaid	2.6	3.8	5.1	4.9
Other	18.1	13.4	11.8	8.8

	100.0%	100.0%	100.0%	100.0%

Home-Based Services

          Home Nursing Services. The Company receives a standard prospective Medicare payment for delivering care over a base 60-day period, or episode of care. The base payment, established through federal legislation, is a flat rate that is adjusted upward or downward based upon differences in the expected resource needs of individual patients as indicated by clinical severity, functional severity, and service utilization. The magnitude of the adjustment is determined by each patient’s categorization into one of 80 payment groups, known as home health resource groups, and the costliness of care for patients in each group relative to the average patient. The Company’s payment is also adjusted for differences in local prices using the hospital wage index. The Company recognizes revenue when services are provided based on the number of days elapsed during the episode. The Company performs payment variance analysis to verify the models utilized in projecting total net service revenue are accurately reflecting the payments received.

          Medicare rates are subject to change. Due to the length of the Company’s episodes of care, a situation may arise where Medicare rate changes affect prior period’s net service revenue. In the event that

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Medicare rates experience change, the net effect of that change will be reflected in the current reporting period.

          Final payments from Medicare may reflect one of five retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (a) an outlier payment if the patient’s care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider before completing the episode; (d) a change-in-condition adjustment if the patient’s medical status changes significantly, resulting in the need for more or less care; or (e) a payment adjustment based upon the level of therapy services required in the population base. Management estimates the impact of these payment adjustments based on historical experience and records this estimate during the period the services are rendered.

          Hospice Services. Medicare reimburses for hospice care using a prospective payment system. Under that system, the Company receives one of four predetermined daily or hourly rates based upon the level of care furnished to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations. The Company recognizes revenue as the services are provided.

          The Company’s Medicare hospice reimbursement is subject to two caps. One cap relates to individual programs receiving more than 20% of its total Medicare reimbursement from inpatient care services. The second cap relates to individual programs receiving reimbursements in excess of a “cap amount,” calculated by multiplying the number of beneficiaries during the period by a statutory amount that is indexed for inflation. The determination for each cap is made annually based on the 12-month period ending on October 31 of each year. This limit is computed on a program-by-program basis. None of the Company’s hospices exceeded either cap during 2001, 2002, 2003, or the 2004 period.

Facility-Based Services

          Long-Term Acute Care Services. The Company is reimbursed by Medicare for services provided under the long-term acute care hospital prospective payment system, which was implemented on October 1, 2002. The Company is paid solely on the basis of the long-term acute care hospital diagnosis-related groups. The Company recognizes revenue as the services are provided.

          Each patient discharged from the Company’s long-term acute care hospitals is assigned a long-term care diagnosis-related group. The Company is paid a predetermined fixed amount applicable to that particular group. This payment is intended to reflect the average cost of treating a Medicare patient classified in that particular long-term care diagnosis-related group. For selected patients, the amount may be further adjusted based on length of stay and facility-specific costs, as well as in instances where a patient is discharged and subsequently readmitted, among other factors. Similar to other Medicare prospective payment systems, the rate is also adjusted for geographic wage differences.

          Outpatient Rehabilitation Services. Outpatient therapy services are reimbursed on a fee schedule, subject to annual limitations. Outpatient therapy providers receive a fixed fee for each procedure performed, adjusted by the geographical area in which the facility is located. The Company recognizes revenue as the services are provided. There are also annual per Medicare beneficiary caps that limit Medicare coverage for outpatient rehabilitation services.

Accounts Receivable and Allowances for Uncollectible Accounts

          The Company reports accounts receivable net of estimated allowances for uncollectible accounts and adjustments. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payors and patients. To provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The credit risk for other concentrations of

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivables is limited due to the significance of Medicare as the primary payor. The Company does not believe that there are any other significant concentrations of receivables from any particular payor that would subject it to any significant credit risk in the collection of accounts receivable.

          The amount of the provision for bad debts is based upon the Company’s assessment of historical and expected net collections, business and economic conditions, and trends in government reimbursement.

          A portion of the estimated Medicare prospective payment system reimbursement from each submitted home nursing episode is received in the form of a request for accelerated payment (“RAP”) before all services are rendered. The estimated episodic payment is billed at the commencement of the episode. The Company receives a RAP for 60% of the estimated reimbursement at the initial billing for the initial episode of care per patient and the remaining reimbursement is received upon completion of the episode. For any subsequent episodes of care contiguous with the first episode of care for the patient, the Company receives a RAP for 50% of the estimated reimbursement at initial billing. The remaining 50% reimbursement is received upon completion of the episode. Amounts billed and received in advance of actual services performed are recorded as amounts due to the Medicare program. These amounts are recorded as a reduction to accounts receivable in the accompanying consolidated balance sheets. These amounts were $4,829,000, $4,986,000, and $7,189,000 at December 31, 2002 and 2003, and June 30, 2004, respectively. Conversely, the Company has earned net service revenue in excess of billings rendered to Medicare. Thus, only a nominal portion of the amounts due to the Medicare program represent cash collected in advance of providing services.

     Goodwill

          Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer subject to periodic amortization but are instead reviewed annually, or more frequently if circumstances indicate impairment may have occurred. Principally all of the Company’s intangible assets are goodwill.

          The Company estimates the fair value of its identified reporting units and compares those estimates against the related carrying value. For each of the reporting units, the estimated fair value is determined based on a multiple of earnings before interest, taxes, depreciation, and amortization or on the estimated fair value of assets in situations when it is readily determinable.

          The Company has concluded that licenses to operate home-based and/or facility-based services have indefinite lives, as management has determined that there are no legal, regulatory, contractual, economic or other factors that would limit the useful life of the licenses and the Company intends to renew and operate the licenses indefinitely. Accordingly, the Company has elected to recognize the fair value of these indefinite-lived licences and goodwill as a single asset for financial reporting purposes, as permitted by SFAS No. 141, Business Combinations.

          Components of the Company’s home nursing operating segment are generally represented by individual subsidiaries or joint ventures with individual licenses to conduct specific operations within geographic markets as limited by the terms of each license. Components of the Company’s facility-based services are represented by individual operating entities. Effective January 1, 2004, management began aggregating the components of these two segments into two reporting units for purposes of evaluating impairment. Prior to January 1, 2004, management evaluated each operating entity separately for impairment. Modifications to the Company’s management of the segments and reporting provided management with a basis to change the reporting unit structure.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Through December 31, 2001, goodwill was amortized on a straight-line basis over the estimated useful life of 40 years. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect for 2001 (in thousands).

Net income as reported	$787
Goodwill amortization, net of taxes	24

As adjusted	$811

          As a result of this change, there would have been no change in the reported basic or fully diluted earnings per share amounts for 2001.

Other Significant Accounting Policies

Cash and Cash Equivalents

          Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash or so near maturity at acquisition that there is an insignificant risk of change in value because of changes in interest rates. Cash equivalents are stated at cost.

Due to/from Governmental Entities

          Prior to October 1, 2000, the Company recorded Medicare home nursing services revenues at the lower of actual costs, the per visit cost limit, or a per beneficiary cost limit on an individual provider basis. Final reimbursement was determined based on submission of annual cost reports and audits by the fiscal intermediary. Adjustments were accrued on an estimated basis in the period the related services were rendered and further adjusted as final settlements are determined. These adjustments are accounted for as changes in estimates. There have been no significant changes in estimates during 2001, 2002, 2003, or the 2004 period.

Property, Building, and Equipment

          Property, building, and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets, generally ranging from three to ten years.

          Capital leases, primarily consisting of transportation equipment, are included in equipment. Capital leases are recorded at the present value of the future rentals at lease inception and are amortized over the shorter of the applicable lease term or the useful life of the equipment. Amortization of assets under the capital lease obligations is included in depreciation and amortization expense.

Long-Lived Assets

          The Company reviews the realizability of long-lived assets whenever events or circumstances occur which indicate recorded costs may not be recoverable. If the expected future cash flows (undiscounted) are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.

Income Taxes

          The Company has elected to be taxed as a C corporation and accounts for income taxes using the liability method. Under the liability method, deferred taxes are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. Management provides a valuation

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allowance for any net deferred tax assets when it is more likely than not that a portion of such net deferred tax assets will not be recovered.

Minority Interest and Cooperative Endeavor Agreements

          The interest held by third parties in subsidiaries owned or controlled by the Company is reported on the consolidated balance sheets as minority interest. Minority interest reported in the consolidated statements of income reflects the respective interests in the income or loss of the subsidiaries attributable to the other parties, the effect of which is removed from the Company’s consolidated results of operations.

          Several of the Company’s home health agencies have cooperative endeavor agreements with third parties that allow the third parties to be paid or recover a fee based on the profits or losses of the respective agencies. The Company accrues for the settlement of the third party’s profits or losses during the period the amounts are earned. Under the agreements, the Company has incurred net amounts due to the third parties of $1,355,000 in 2001, $2,699,000 in 2002, $2,638,000 in 2003, and $415,000 in 2004. The cooperative endeavor agreements have terms expiring through December 31, 2005.

          For agreements where the third party is a healthcare institution, the agreements typically require the Company to lease building and equipment and receive housekeeping and maintenance from the healthcare institutions. Ancillary services related to these arrangements are also typically provided by the healthcare institution.

          During 2003, certain subsidiaries operating under cooperative endeavor agreements were converted to limited liability companies in which the third parties contributed capital for ownership rights. The third parties retained the right to their share of the profits or losses. These entities are accounted for as majority-owned subsidiaries.

Cost of Service Revenue

          Cost of service revenue consists primarily of the following expenses incurred by clinical and clerical personnel in the Company’s agencies and facilities:

•	Salaries and related benefits expense;

•	Transportation, primarily mileage reimbursement; and

•	Supplies and services, including payments to contract therapists.

General and Administrative Expenses

          General and administrative expenses consist primarily of the following expenses incurred by home office and administrative field personnel:

•	Home office:

•	Salaries and related benefits expense;

•	Costs associated with advertising and other marketing activities; and

•	Rent and utilities.

•	Supplies and services:

•	Accounting, legal, and other professional services;

•	Office supplies;

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Depreciation; and

•	Provision for bad debts.

Advertising and Marketing Costs

          The Company expenses all advertising and marketing costs as incurred, which approximated $423,000 in 2001, $1,033,000 in 2002, $1,248,000 in 2003, and $565,000 in 2004 of which $29,000, $107,000, $88,000, and 7,000, respectively, related to discontinued operations and is classified accordingly.

Equity-Based Compensation Expense

          During 2003, the Company began sponsoring a Key Employee Equity Participation (“KEEP”) Plan whereby certain individuals are granted participation equity units (“KEEP Units”). The KEEP Plan functions as a stock appreciation rights plan whereby an individual is entitled to receive, on a per KEEP Unit basis, the increase in estimated fair value of the Company’s common stock from the date of grant until the date that the employee dies, retires, or is terminated for other than cause. Accordingly, the KEEP Units are subject to variable accounting until such time as the obligation to the employee is settled. The Company has a call right, under which, it can purchase all or portion of the KEEP Units. The individuals receiving KEEP Units vest in those rights in a graded manner over a five-year period and, accordingly, the Company records compensation expense for the vested portion of the KEEP Units. The KEEP Units have no exercise price.

          Compensation expense, and a corresponding increase in paid-in capital, is also recognized each period for any change in value associated with certain shares held by an officer of the Company.

Earnings Per Share

          Basic net income per unit is computed by dividing net income by the weighted-average number of units outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding plus dilutive potential shares.

          The following table sets forth shares used in the computation of basic and diluted net income per share for the years ended December 31, 2001, 2002, and 2003 and for the six months ended June 30, 2004.

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

Weighted average number of shares outstanding for basic net income per share	11,756,419	11,926,222	12,085,150	12,085,150
Effect of dilutive shares:
KEEP Units	—	—	29,521	99,304
Warrants	485,489	158,312	—	—

Adjusted weighted average shares for diluted net income per share	12,241,908	12,084,534	12,114,671	12,184,454

Concentration of Credit Risk

          Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash balances and accounts receivable. The Company invests its excess cash with a large bank. At December 31, 2001, 2002, and 2003, and June 30, 2004, accounts receivable due from the

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Medicare program represented approximately 66%, 74%, 78%, and 61%, respectively, of total patient accounts receivable.

Reclassification

          The accompanying 2003, 2002, and 2001 financial statements have been reclassified to conform to the 2004 financial statement presentation.

Recently Issued Accounting Pronouncements

          In December 2003, the FASB published a revision to Interpretation 46, or FIN 46R, to clarify certain provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” and to exempt certain entities from its requirements. FIN No. 46R requires a company to consolidate a variable interest entity, or VIE, as defined, when the company will absorb a majority of the VIE’s expected losses, receive a majority of the variable interest entity’s expected residual returns, or both. FIN No. 46R also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN No. 46R is effective by the end of the first reporting period beginning after December 15, 2003. The Company does not expect the adoption of FIN No. 46R to have a material impact on the Company’s consolidated financial statements.

3.	Acquisitions and Divestitures

          The following acquisitions were completed pursuant to the Company’s strategy of becoming the leading provider of post-acute healthcare services to Medicare patients in selected rural markets in the southern United States. The purchase price of each acquisition was determined based on the Company’s analysis of comparable acquisitions and target market’s potential cash flows. Goodwill generated from the acquisitions was recognized based on the expected contributions of each acquisition to the overall corporate strategy and is expected to be fully tax deductible. The Company has concluded that licenses to operate home-based and/or facility-based services have indefinite lives, as management has determined that there are no legal, regulatory, contractual, economic or other factors that would limit the useful life of the licenses and the Company intends to renew and operate the licenses indefinitely. Accordingly, the Company has elected to recognize the fair value of these indefinite-lived licenses and goodwill as a single asset for financial reporting purposes, as permitted by SFAS No. 141, Business Combinations. Each of the acquisitions completed was accounted for as a purchase and is included in the Company’s financial statements based on its respective acquisition date.

2004 Acquisitions

          The Company made five acquisitions during the six months ended June 30, 2004 for $390,000 in cash. These acquisitions were primarily the purchase of the entities’ existing operations. Goodwill of $370,000 was assigned to the home-based services segment and goodwill of $20,000 was assigned to the facility-based segment.

          The Company also acquired a 70% interest in an outpatient rehabilitation facility through a stock purchase agreement for $207,000 in cash. Goodwill of $54,000 was assigned to the facility-based segment.

          Additionally, the Company acquired a portion of the minority interest in a majority-owned home nursing joint venture by issuing a $300,000 promissory note. A $300,000 increase in the home-based segment’s goodwill was recognized in connection with this transaction.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004 Divestitures

          The Company sold its majority interest in three hospice subsidiaries to the majority interest holder. The Company received $300,000 and recognized a gain on the sale of $347,000. The Company also sold its minority interest in a rehabilitation facility to another owner in the facility for $129,000, receiving cash of $45,000 and a promissory note for $85,000. The Company recognized a loss on the sale of $40,000.

          The Company sold the rights to operate a home care facility in a specific area to an unrelated party for $200,000. The Company received $125,000 in cash and a promissory note for the balance. The Company recognized a gain on the sale of $200,000.

          In connection with the planned divestiture of certain entities in 2004, management recognized an impairment loss on two operating entities in 2003.

          The following results of these divestitures have been presented as loss from discontinued operations in the accompanying consolidated statement of income:

	December 31,
				June 30,
	2001	2002	2003	2004

	(in thousands)
Net service revenue	$728	$4,828	$5,532	$763
Costs, expenses and minority interest and cooperative endeavor allocations	1,108	5,278	6,288	784

Loss from discontinued operations before income taxes	(380)	(450)	(756)	(21)
Income taxes	139	183	313	8

Loss from discontinued operations	$(241)	$(267)	$(443)	$(13)

2003 Acquisitions

          The Company made four acquisitions during 2003 for $2,100,000. These acquisitions were primarily the purchase of the entities’ existing operations. The Company paid $1,600,000 in cash and issued a promissory note for $500,000. Goodwill of $126,000 was assigned to the home-based services segment and goodwill of $1,950,000 was assigned to the facility-based segment.

          Additionally, the Company increased ownership in a home-nursing operation by paying $315,000 in cash and recognized an increase in goodwill of $315,000 in the home-based services segment.

2002 Acquisitions

          The Company made five acquisitions during 2002 for $340,000 in cash. These acquisitions were primarily the purchase of the entities’ existing operations. Goodwill of $340,000 was assigned to the home-based services segment.

2001 Acquisitions

          The Company made eight acquisitions during 2001 for $1,470,000 in cash. These acquisitions were primarily the purchase of the entities’ existing operations. Goodwill of $1,360,000 was assigned to the home-based services segment.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The changes in recorded goodwill by segment for the years ended December 31, 2002 and 2003, and the six months ended June 30, 2004, were as follows (in thousands):

	Year Ended
	December 31,		Six Months
			Ended
	2002	2003	June 30, 2004

Home-based services segment:
Balances at beginning of period	$1,604	$1,944	$2,034
Goodwill acquired during the year	340	441	670
Impairment loss	–	(351)	–

Balance at end of period	$1,944	$2,034	$2,704

Facility-based services segment:
Balance at beginning of period	$127	$127	$2,077
Goodwill acquired during the year	–	1,950	74
Impairment loss	–	–	–

Balance at end of period	$127	$2,077	$2,151

          The above transactions were considered to be immaterial individually and in the aggregate. Accordingly, no supplemental pro forma information is considered required.

4.	Income Taxes

          Significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
			June 30,
	2002	2003	2004

	(in thousands)
Deferred tax liabilities:
Conversion from cash basis accounting	$(186)	$(93)	$(46)
Amortization of intangible assets	(47)	(70)	(231)
Tax in excess of book depreciation	(115)	(264)	(462)
Prepaid expenses	–	(260)	(247)
Change in tax accounting method	(226)	(174)	(174)

	(574)	(861)	(1,160)
Deferred tax assets:
Allowance for uncollectible accounts	189	131	229
Accrued employee benefits	119	78	214
Accrued compensation	–	76	245
Accrued self-insurance	–	–	191

	308	285	879

Net deferred tax liability	$(266)	$(576)	$(281)

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The components of the Company’s income tax expense from continuing operations were as follows:

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

	(in thousands)
Current:
Federal	$1,021	$1,772	$1,777	$2,481
State	298	210	233	280

	1,319	1,982	2,010	2,761
Deferred:
Federal	(150)	141	277	(264)
State	(18)	16	33	(31)

	(168)	157	310	(295)

Total provision for income taxes	$1,151	$2,139	$2,320	$2,466

          A reconciliation of the differences between income taxes computed at the federal statutory rate and provisions for income taxes for each period are as follows:

	Year Ended December 31,			Six Months
				Ended
	2001	2002	2003	June 30, 2004

	(in thousands)
Income taxes computed at federal statutory tax rate	$741	$1,784	$1,906	$2,088
State income taxes, net of federal benefit	213	214	243	259
Nondeductible expenses	197	141	171	119

Total provision for income taxes	$1,151	$2,139	$2,320	$2,466

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Credit Arrangements

Long-Term Debt

          Long-term debt consisted of the following:

	December 31,
			June 30,
	2002	2003	2004

	(in thousands)
Loan agreement with the Catalyst Entities	$1,798	$1,359	$1,119
Subordinated promissory note with former shareholders	749	551	439
Notes payable:
Due in monthly installments of $103,000 with interest at 7%	–	500	–
Due in two annual installments of $161,000 with interest beginning August 2004 with interest at 5%	–	–	300
Due in varying monthly installments with final payments through December 2006. The notes bear interest at rates ranging from 7% to 24% and are typically collateralized by the deposit accounts of the Company	331	115	20

	2,878	2,525	1,878
Less current portion of long-term debt	617	1,277	938

	$2,261	$1,248	$940

          The Company’s loan agreement with the Catalyst Entities bears interest at 12% per annum, and monthly installments of $53,000 are due through July 1, 2006. (See Note 7.)

          The Company’s subordinated promissory note is being repaid in equal installments of $25,000, bearing interest at 15.5% through February 1, 2006. (See Note 7.)

          Certain of the Company’s loan agreements contain certain restrictive covenants, including limitations on indebtedness and the maintenance of certain financial ratios. At December 31, 2002 and 2003, and June 30, 2004, the Company was in compliance with all covenants.

          The scheduled principal payments on long-term debt are as follows for each of the next two years following June 30, 2004 (in thousands):

2005	$938
2006	940

$1,878

Other Credit Arrangements

          The Company maintains a revolving-debt arrangement with Residential Funding Corporation. Under the terms of this arrangement, the Company may be advanced funds up to a defined limit of eligible accounts receivable not to exceed the borrowing limit. At December 31, 2002 and 2003, and June 30, 2004, the borrowing limit was $7,000,000, $15,000,000, and $15,000,000, respectively, and the amounts outstanding were $6,628,000, $7,867,000, and $11,032,000, respectively. Interest accrues on outstanding amounts at a varying rate and is based on the Wells Fargo Bank, N.A. prime rate plus 2%. Payments are made on the outstanding balance as accounts receivables are collected. The arrangement matures on April 30, 2006.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company, through certain subsidiaries, has lines of credit outstanding with a bank. These arrangements provide these subsidiaries with aggregate borrowings of up to $1,050,000. Balances outstanding at December 31, 2002 and 2003, were $881,000 and $803,000, respectively. There were no amounts outstanding under these arrangements at June 30, 2004. The interest rates on these borrowings range from 8.3% to 8.6%. These credit arrangements have no stated expiration dates. The Company, through a subsidiary, has another line of credit outstanding with a bank. The arrangement provides for borrowings up to $300,000 with a stated interest rate of 6.5%. The arrangement expires on January 27, 2005. The balance outstanding at June 30, 2004, was $140,000.

6.	Key Employee Equity Participation Plan

          The Company has reserved up to 6.5% of the value of the Company’s stock for issuance under the KEEP Plan. A summary of the changes in the KEEP Units outstanding is as follows:

	Year Ended	Six Months
	December 31,	Ended
	2003	June 30, 2004

Outstanding at beginning of period	–	106,500
Granted	106,500	140,430
Exercised	–	–

Outstanding at end of period	106,500	246,930

Number of KEEP Units vested at end of period	19,745	64,344

          The outstanding unvested KEEP Units vest according to the following schedule:

During:
Remainder of 2004	40,457
2005	63,194
2006	44,152
2007	24,717
2008	9,883
2009	183

182,586

          Upon the occurrence of certain events, as defined in the KEEP Plan, including an initial public offering, the outstanding KEEP Units fully vest and the Company can convert the KEEP Units to common stock, pay out the liability as estimated as of that date, or settle the awards in any other way deemed appropriate.

          The KEEP Units are accounted for at their estimated fair value. Accordingly, no pro forma net income or per share information is required.

7.	Related Party Transactions

Catalyst Fund, Ltd. and Southwest/ Catalyst Capital, Ltd. Investments

          In July 2001, the Company entered into a loan agreement with the Catalyst Fund, Ltd., and Southwest/ Catalyst Capital, Ltd. (“Catalyst Entities”), involving an aggregate amount of $2,000,000. These loans were evidenced by individual promissory notes, each in the principal amount of $1,000,000, accruing interest at a rate of 12.0% per annum and payable in equal monthly installments of approximately

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$26,000 in principal and interest, due through July 1, 2006. As of June 30, 2004, $1,119,000 in principal remained outstanding under these promissory notes.

          The Catalyst Entities possess a security interest in the Company’s equipment, inventory, accounts receivable, general intangibles, chattel paper, and instruments. Also serving as collateral is the assignment of a key man life insurance policy with regard to a Company officer of which the Company is named beneficiary.

          In connection with the loan agreement with the Catalyst Entities, the Company entered into a consulting agreement with the Catalyst Entities under which they agreed to provide assistance, advice, and consultation with respect to operations, marketing, and financial structure and performance in consideration for the issuance of two warrants (the “Warrants”) to purchase up to the equivalent of an aggregate of 966,813 shares of the Company’s currently outstanding common stock. Management estimated the value of the Warrants to be $229,000 at the date of issuance and recognized this amount as prepaid consulting fees to be amortized over the life of the arrangements. The Company applied variable accounting to the Warrants and recognized subsequent changes in the estimated fair value of the Warrants as consulting expense. This resulted in a charge of $963,000 in 2001. The Warrants were exercised in their entirety in March 2002 for a total of $1,000. The fair value of the Warrants was recognized as a capital contribution at the date of exercise.

          Under the terms of the Warrant agreements under which these shares of common stock were issued to the Catalyst Entities, they were originally granted the right, at any time after the period beginning on July 3, 2006, or upon the occurrence of a change in control, to compel the Company to purchase their shares of common stock. However, these put rights were terminated on March 18, 2002, by the mutual agreement of the parties.

Repurchase of Common Stock from Certain Stockholders

          In March 2001, certain stockholders agreed to sell the equivalent of an aggregate of 3,881,663 shares of the Company’s currently outstanding common stock to the Company. The purchase price was paid pursuant to a promissory note in the principal amount of approximately $1,000,000. The note bears interest at a rate of 15.5%, and payments of approximately $25,000 are due each month. At June 30, 2004, $439,000 in principal was outstanding under this note.

          The repurchased shares are held in escrow as collateral for the payment of the purchase price. As payments under the promissory note are made, a proportion of the total repurchased shares is released. This proportion is determined by dividing the principal amount paid in the particular installment by a price per share of $0.268. The sole and exclusive remedy available in the event of default under the promissory note is foreclosure on the remaining collateral. At June 30, 2004, 1,636,479 treasury units are considered restricted under the terms of this agreement.

Indebtedness of Officer of the Company

          In October 2004, an officer repaid in full a promissory note held by the Company at June 30, 2004, in the principal amount of $90,000. The promissory note, which had an interest rate of 7% per annum, was formerly secured by 33,000 KEEP Units held by the officer. In connection with its repayment by the officer, the promissory note was canceled and the Company’s security interest in the officer’s KEEP Units was terminated.

          The officer was the obligor under another promissory note in the Company’s favor in the principal amount of $123,000, which note had an interest rate of 6% per annum and was due on or before March 3, 2010. The officer was entitled under the note to prepay all or any part of this obligation without penalty. This promissory note was intended to serve as payment of the purchase price for 150,000 shares of

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock purchased by the officer under a subscription agreement, dated March 3, 2004. The Company recognized a compensation charge of $600,000 in connection with the issuance of these shares of common stock. As security for the repayment of the promissory note, the officer concurrently executed an Act of Pledge in which he granted the Company the right to sell any or all of his shares of common stock in the event of default under or nonpayment of the promissory note. In exchange for the return of the 150,000 shares of common stock formerly issued to the officer, this promissory note was canceled on June 30, 2004.

          The Company has committed to issue to this officer 150,000 KEEP Units in connection with the return of the 150,000 shares of common stock described above. Future compensation expense will be recognized only to the extent the estimated fair value of the 150,000 KEEP Units varies from the cumulative compensation charge of $1,500,000 for the 150,000 shares of common stock that were returned.

Sunset Clinic Lease Agreement

          In July 2003, one of the Company’s indirect, wholly owned subsidiaries, Louisiana Physical Therapy, LLC, entered into a lease agreement with Oak Shadows of Sunset, LLC (“Oak Shadows”). The lease agreement had an initial ten-year term that expired in July 2013. The lease agreement granted no right of termination. The lease agreement required monthly payments of approximately $4,000 for the initial term. Currently, the property is used as an outpatient rehabilitation facility. At the time of the lease agreement’s execution, an officer of the Company held 100% of the membership interests in Oak Shadows. On December 1, 2004, pursuant to a Transfer and Assignment of LLC Membership Interest, the officer, as the sole member of Oak Shadows, transferred his membership interest, which included land and building with a net book value of $292,945, to the Company in exchange for the Company’s assumption of the officer’s guarantee of mortgage indebtedness relating to the property, in the form of two note payables whose principal balances totaled $292,945. The acquisition of 100.0% interest in Oak Shadows of Sunset, LLC will be reflected in our fourth quarter reported results by recording the property and the note payables at the amounts stated above.

8.	Leases

          The Company, through two of its wholly owned subsidiaries, entered into one lease agreement in 2001 and another in 2003 for a Medicare and a Medicaid license and the associated provider numbers. The agreements are for an initial term of five years and will be automatically extended for a consecutive five-year term unless the lessee gives written notice to the lessor 180 days prior to the expiration date of the initial term. The initial lease terms expire in 2006 and 2008. Expense related to these leases was $6,000 in 2001, $73,000 in 2002, $166,000 in 2003, and $363,000 in 2004. Payments due under these leases are $182,000 for the remainder of 2004, $393,000 in 2005, $393,000 in 2006, $243,000 in 2007, and $182,000 in 2008.

          The Company leases office space and equipment at its various locations. Total rental expense was approximately $808,000 in 2001, $1,856,000 in 2002, $3,649,000 in 2003, and $2,326,000 in 2004 of which $71,000, $196,000, $222,000, and $40,000, respectively, relate to discontinued operations and is classified

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordingly. Future minimum rental commitments under noncancelable operating leases, are as follows for the periods ending December 31 (in thousands):

2004	$1,992
2005	3,039
2006	2,241
2007	1,444
2008	932
Thereafter	1,811

$11,459

          Future minimum payments by year and in the aggregate, under noncancelable capital leases with initial terms of one year or more, consisted of the following:

	December 31,	June 30,
	2003	2004

	(in thousands)
2004	$301	$301
2005	256	445
2006	202	377
2007	95	172
2008	95	168
Thereafter	273	283

Total minimum lease payments	1,222	1,746
Amounts representing interest	140	163

Present value of net minimum payments	1,082	1,583
Current portion of capital lease obligations	292	506

Capital lease obligations, long-term	$790	$1,077

          The cost of assets held under capital leases was $163,000, $1,227,000 and $2,051,000 at December 31, 2002 and 2003, and June 30, 2004, respectively. The related accumulated amortization was $25,000, $81,000 and $200,000 at December 31, 2002 and 2003, and June 30, 2004, respectively.

9.	Employee Benefit Plan

          The Company sponsors a profit-sharing 401(k) plan that covers substantially all eligible full-time employees. The plan allows participants to contribute up to 15% of their compensation and discretionary Company contributions as determined by the Company’s board of directors. Discretionary contributions authorized to the plan during the years ended December 31, 2001, 2002 and 2003, and the period ended June 30, 2004, were $141,000, $163,000, $201,000, and $177,000, respectively.

10.	Commitments and Contingencies

Contingencies

          In the event the Company makes an initial public offering, the terms of certain majority owned subsidiaries’ operating agreements require the Company to offer to purchase the minority interests. The terms of the operating agreements for two majority owned subsidiaries require the Company to offer to purchase the minority interests in the event the Company makes an initial public offering. The Company has executed agreements with the minority interest owners of two of these subsidiaries to stipulate the

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terms of the exchange upon consummation of an initial public offering. Based on the terms of these exchange agreements, the estimated contingent liability, which will be satisfied through cash and the issuance of equity, was approximately $5,760,000 at June 30, 2004. (See Note 15.)

          The terms of several joint venture operating agreements grant a buy/sell option that would require the Company to either purchase or sell the existing membership interest in the joint venture within 30 days of the receipt of the notice to exercise the provision. Either the Company or its joint venture partner has the right to exercise the buy/sell option. The party receiving the exercise notice has the right to either purchase the interests held by the other party or sell its interests to the other party. The purchase price formula for the interests is set forth in the joint venture agreement and is typically based on a multiple of the earnings before income taxes, depreciation and amortization of the joint venture. Total revenue earned by the Company from joint ventures subject to these arrangements was $11,158,000, $16,127,000, $17,385,000 and $12,396,000 during the years ended December 31, 2001, 2002, and 2003, and the period ended June 30, 2004, respectively. The Company has not received notice from any joint venture partners of their intent to exercise the buy/sell option nor has the Company notified any joint venture partners of any intent to exercise the buy/sell option.

          The Company is contingently liable to certain former stockholders related to an earnout payment under a noncompete agreement, which is payable on or before March 31, 2006 if the gross collected revenues of the Company equal or exceed $225,693,359 between January 1, 2001 and December 31, 2005. Pursuant to the terms of the earn-out agreement, the amount of the payment to the former stockholders will not exceed $337,500. The revenue earn-out threshold was met in the fourth quarter ending December 31, 2004. Accordingly, the Company will record a compensation charge of $337,500 in the fourth quarter.

          The Company is involved in various legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, management believes the outcome of pending litigation will not have a material adverse effect, after considering the effect of the Company’s insurance coverage, on the Company’s consolidated financial statements.

Compliance

          The laws and regulations governing the Company’s operations, along with the terms of participation in various government programs, regulate how the Company does business, the services offered, and interactions with patients and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could materially and adversely affect the Company’s operations and financial condition.

          The Company is subject to various routine and nonroutine governmental reviews, audits, and investigations. In recent years, federal and state civil and criminal enforcement agencies have heightened and coordinated their oversight efforts related to the healthcare industry, including with respect to referral practices, cost reporting, billing practices, joint ventures, and other financial relationships among healthcare providers. Violation of the laws governing the Company’s operations, or changes in the interpretation of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of the Company’s rights to participate in federal and state-sponsored programs, and the suspension or revocation of the Company’s licenses.

          If the Company’s long-term acute care hospitals fail to meet or maintain the standards for Medicare certification as long-term acute care hospitals, such as average minimum length of patient stay, they will receive payments under the prospective payment system applicable to general acute care hospitals rather than payment under the system applicable to long-term acute care hospitals. Payments at rates

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applicable to general acute care hospitals would likely result in the Company receiving less Medicare reimbursement than currently received for patient services. Moreover, all of the Company’s long-term acute care hospitals are subject to additional Medicare criteria because they operate as separate hospitals located in space leased from, and located in, a general acute care hospital, known as a host hospital. This is known as a “hospital within a hospital” model. These additional criteria include requirements concerning financial and operational separateness from the host hospital.

          The Company anticipates there may be changes to the standard episode-of-care payment from Medicare in the future. Due to the uncertainty of the revised payment amount, the Company cannot estimate the impact that changes in the payment rate, if any, will have on its future financial statements. In August 2004, the Centers for Medicare and Medicaid Services, or CMS, adopted new regulations that implement significant changes affecting long-term acute care hospitals. Among other things, these new regulations, which will be effective in October 2004, implemented new rules that provide long-term acute care hospitals operating in the hospital within a hospital model with lower rates of reimbursement for Medicare admissions from their host hospitals that are in excess of specified percentages.

          These new rules also reclassified certain long-term acute care hospital diagnosis related groups, which could result in a decrease in reimbursement rates. Further, the new rules kept in place the financial penalties associated with the failure to limit to no greater than 5% the total number of Medicare patients discharged to the host hospital and subsequently readmitted to a long-term acute care hospital located within the host hospital.

          The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties, and exclusion from the Medicare program.

11.	Concentration of Risk

          The Company’s Louisiana facilities accounted for approximately 100%, 92%, 89%, and 83% of net service revenue during the years ended December 31, 2001, 2002, and 2003, and the six months ended June 30, 2004, respectively. Any material change in the current economic, or competitive conditions in Louisiana could have a disproportionate effect on the Company’s overall business results.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Segment Information

          The Company’s segments consist of (a) home-based services and (b) facility-based services. Home-based services include home nursing services and hospice services. Facility-based serviced include long-term acute care services and outpatient rehabilitation services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	Year Ended December 31, 2001

	Home-Based	Facility-Based
	Services	Services	Total

	(in thousands)
Net service revenue	$24,276	$3,932	$28,208
Cost of service revenue	11,328	2,138	13,466
General and administrative expenses	9,365	1,646	11,011
Equity-based compensation expense	78	33	111
Operating income	3,505	115	3,620
Interest expense	288	123	411
Income from continuing operations before income taxes and minority interest and cooperative endeavor allocations	3,477	57	3,534
Minority interest and cooperative endeavor allocations	1,355	–	1,355
Income from continuing operations before income taxes	2,122	57	2,179
Total assets	8,223	1,603	9,826
Capital expenditures	514	237	751

	Year Ended December 31, 2002

	Home-Based	Facility-Based
	Services	Services	Total

	(in thousands)
Net service revenue	$42,443	$6,507	$48,950
Cost of service revenue	19,745	3,693	23,438
General and administrative expenses	13,388	3,042	16,430
Equity-based compensation expense	87	37	124
Operating income (loss)	9,223	(265)	8,958
Interest expense	807	328	1,135
Income (loss) from continuing operations before income taxes and minority interest and cooperative endeavor allocations	8,522	(575)	7,947
Minority interest and cooperative endeavor allocations	2,699	–	2,699
Income (loss) from continuing operations before income taxes	5,823	(575)	5,248
Total assets	18,153	3,332	21,485
Capital expenditures	267	604	871

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2003

	Home-Based	Facility-Based
	Services	Services	Total

	(in thousands)
Net service revenue	$56,196	$16,169	$72,365
Cost of service revenue	27,567	9,579	37,146
General and administrative expenses	17,642	7,119	24,761
Equity-based compensation expense	605	259	864
Operating income (loss)	10,351	(788)	9,563
Interest expense	872	354	1,226
Income (loss) from continuing operations before income taxes and minority interest and cooperative endeavor allocations	9,571	(1,128)	8,443
Minority interest and cooperative endeavor allocations	2,855	(18)	2,837
Income (loss) from continuing operations before income taxes	6,716	(1,110)	5,606
Total assets	22,232	5,683	27,915
Capital expenditures	850	1,196	2,046

	Six Months Ended June 30, 2004

	Home-Based	Facility-Based
	Services	Services	Total

	(in thousands)
Net service revenue	$38,083	$17,496	$55,579
Cost of service revenue	19,103	9,660	28,763
General and administrative expenses	11,573	5,248	16,821
Equity-based compensation expense	732	314	1,046
Operating income	6,675	2,274	8,949
Interest expense	496	202	698
Income from continuing operations before income taxes and minority interest and cooperative endeavor allocations	6,099	2,028	8,127
Minority interest and cooperative endeavor allocations	1,282	703	1,985
Income from continuing operations before income taxes	4,817	1,325	6,142
Total assets	26,749	10,807	37,556
Capital expenditures	987	1,024	2,011

13.	Fair Value of Financial Instruments

          The following table summarizes the fair value of the Company’s financial instruments:

	December 31,

	2002		2003		June 30, 2004

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

	(in thousands)
Cash	$3,179	$3,179	$1,725	$1,725	$3,568	$3,568
Receivables	13,552	13,552	17,630	17,630	23,105	23,105
Payables and accrued liabilities	7,084	7,084	7,261	7,261	9,131	9,131
Lines of credit	881	881	803	803	140	140
Capital lease obligations	155	155	1,082	1,082	1,583	1,583
Long-term debt	9,506	9,814	10,392	10,556	12,910	13,016

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The carrying amounts of the Company’s cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate their fair value because of their short maturity.

          The carrying amount of the Company’s lines of credit and capital lease obligations approximate their fair value because of the interest rates are considered to be at market rates. The fair value of the long-term debt is based on the current interest rates on the Company’s variable debt.

14.	Allowance for Uncollectible Accounts and Property, Building, and Equipment

          The following table summarizes the activity and ending balances in the allowance for uncollectible accounts:

	Beginning			End of
	of Period	Costs and		Period
	Balance	Expenses	Deductions	Balance

	(in thousands)
Six months ended June 30, 2004	$418	$684	$336	$766
Year ended December 31:
2003	496	604	682	418
2002	439	461	404	496
2001	97	484	142	439

      The following table describes the components of property, building, and equipment:

	December 31,
			June 30,
	2002	2003	2004

	(in thousands)
Land	$10	$–	$–
Building and improvements	485	582	845
Transportation equipment	389	896	676
Furniture and other equipment	1,322	2,623	3,739

	2,206	4,101	5,260
Less accumulated depreciation and amortization	423	860	898

	$1,783	$3,241	$4,362

15.	Subsequent Events

Acquisitions

          Effective October 1, 2004, the Company acquired, through a stock purchase a 100% ownership interest in an outpatient rehabilitation facility, for $1,400,000. The consideration paid included cash of $750,000 and promissory notes of $650,000. Additionally, effective October 1, 2004, the Company acquired the operations of another home nursing agency for $300,000 in cash.

          The Company is in the process of allocating the purchase price.

Exchange Agreements

          The Company and the shareholders of one of the Company’s equity joint ventures were parties to a shareholders’ agreement governing that venture. This agreement granted these shareholders the right to convert their equity interests in the joint venture into shares of the Company’s common stock upon the

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consummation of an initial public offering. These shareholders have agreed to convert their equity interests in the joint venture into 68,034 shares, effective upon the completion of an initial public offering.

          On September 14, 2004, the Company executed an exchange agreement with the minority interest owner of one of the Company’s equity joint ventures. The agreement allows the minority interest owner, upon the occurrence of certain triggering events, including, but not limited to the closing of an initial public offering, to exchange all of their membership interests in the majority-owned subsidiary for 450,000 shares of the Company’s common stock and cash consideration in an amount equal to the value of 230,658 shares of the Company’s stock based on the per share public offering price.

LHC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2003	2004

		(unaudited)

	(in thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,725	$2,834
Receivables:
Patient accounts receivable, less allowance for uncollectible accounts of $418 and $1,105 at December 31, 2003 and September 30, 2004, respectively	16,294	23,271
Other receivables	407	507
Amounts receivable under cooperative endeavor agreements	285	185
Receivable from officer	30	90
Amounts due from governmental entities	614	699

	17,630	24,752
Deferred income taxes	—	335
Prepaid expenses and other current assets	1,061	1,298

Total current assets	20,416	29,219
Building and equipment, net	3,241	5,132
Goodwill	4,111	4,870
Other assets	147	1,872

Total assets	$27,915	$41,093

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$3,124	$3,553
Salaries, wages, and benefits payable	3,421	4,660
Amounts due to governmental entities	19	–
Amounts payable under cooperative endeavor agreements	565	8
Income taxes payable	69	618
Dividends payable	63	152
Deferred income taxes	97	–
Lines of credit	803	139
Current portion of capital lease obligations	292	504
Current portion of long-term debt	827	421
Current portion of long-term debt held by related party	450	527

Total current liabilities	9,730	10,582
Deferred equity-based compensation	199	856
Revolving debt	7,867	12,010
Deferred income taxes, less current portion	479	679
Capital lease obligations, less current portion	790	1,033
Long-term debt, less current portion	329	131
Long-term debt held by related party, less current portion	919	467
Minority interest	693	1,456
Stockholders’ equity:
Common stock — $0.01 par value: 40,000,000 shares authorized; 15,000,000 shares issued; 12,085,150 outstanding	121	121
Treasury stock — 2,914,850 shares at cost	(782)	(2,242)
Additional paid-in capital	2,361	4,421
Retained earnings	5,209	11,579

Total stockholders’ equity	6,909	13,879

Total liabilities and stockholders’ equity	$27,915	$41,093

See accompanying notes.

LHC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,

	2003	2004

	(unaudited)

	(in thousands, except share and
	per share data)
Net service revenue	$49,315	$87,958
Cost of service revenue	24,789	45,415

Gross margin	24,526	42,543
General and administrative expenses	17,205	26,433
Equity-based compensation expense(1)	156	1,257

Operating income	7,165	14,853
Interest expense	806	1,048
Non-operating income (loss), including gain on sales of assets	(52)	109

Income from continuing operations before income taxes and minority interest and cooperative endeavor allocations	6,411	13,696
Income tax expense	1,694	4,173
Minority interest and cooperative endeavor allocations	2,113	3,066

Income from continuing operations	2,604	6,457
Loss from discontinued operations (net of income taxes of $129 in 2003 and $11 in 2004)	(200)	(18)
Gain on sale of discontinued operations (net of income taxes of $199 in 2004)	—	308

	$2,404	$6,747

Earnings per share-basic:
Income from continuing operations	$0.22	$0.53
Loss from discontinued operations, net	(0.02)	—
Gain on sale of discontinued operations, net	—	0.03

Net income	$0.20	$0.56

Earnings per share-diluted:
Income from continuing operations	$0.22	$0.53
Loss from discontinued operations, net	(0.02)	—
Gain on sale of discontinued operations, net	—	0.02

Net income	$0.20	$0.55

Weighted average shares outstanding:
Basic	12,085,150	12,085,150
Diluted	12,100,682	12,201,531
Dividends per share	$.011	$.031

      (1) Equity-based compensation expense is allocated as follows:

	Nine Months Ended
	September 30,

	2003	2004

Cost of service revenue	$—	$31
General and administrative expenses	156	1,226

Total equity-based compensation expense	$156	$1,257

LHC GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2004

	(unaudited)

	(in thousands)
Operating activities
Net income	$2,404	$6,747
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	283	688
Provision for bad debts	512	1,186
Equity-based compensation expense	156	1,257
Minority interest in earnings of subsidiaries	–	2,651
Deferred income taxes	–	(232)
Gain on sale of assets	(2)	(365)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	728	(7,656)
Prepaid expenses, other assets	(103)	(283)
Accounts payable and accrued expenses	(1,519)	2,212
Net amounts due under cooperative endeavor agreements	769	(457)
Net amounts due governmental entities	(83)	(104)

Net cash provided by operating activities	3,145	5,644
Investing activities
Purchases of property, building, and equipment	(503)	(3,062)
Proceeds from sale of property and equipment	–	180
Proceeds from sales of entities	–	470
Cost of acquisitions, primarily goodwill	(1,325)	(1,663)

Net cash used in investing activities	(1,828)	(4,075)
Financing activities
Dividends paid	(149)	(288)
Principal payments on debt	(777)	(1,601)
Proceeds from issuance of debt	56	762
Net proceeds from lines of credit and revolving debt arrangements	(1,537)	3,340
Offering costs incurred	–	(631)
Minority interest contributions, net of distributions	176	(2,042)

Net cash used in financing activities	(2,231)	(460)

Change in cash and cash equivalents	(914)	1,109
Cash and cash equivalents at beginning of period	3,179	1,725

Cash and cash equivalents at end of period	$2,265	$2,834

See accompanying notes.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(unaudited)

1.	Organization

          LHC Group, LLC (“Company”) is a healthcare provider specializing in the post-acute continuum of care primarily to Medicare patients in rural markets in the southern United States. The Company provides home-based services, primarily through home nursing agencies and hospices, and facility-based services, primarily through long-term acute care hospitals and outpatient rehabilitation clinics. The Company, through its wholly and majority-owned subsidiaries, equity joint ventures, and controlled affiliate, currently operates in Louisiana, Arkansas, Mississippi, and Texas.

          The Company operates under the terms of an operating agreement which provides that the Company does not have a finite life and that the members’ personal liability is limited to his or her capital contribution. There is only one class of member interest.

          In March 2004, the Company engaged in initial discussions with potential underwriters regarding our initial public offering. In June 2004, the Company’s Board of Directors authorized the Company to proceed with an initial public offering of its common stock.

Plan of Merger and Recapitalization

          In January 2005, LHC Group, LLC established a wholly-owned Delaware subsidiary, LHC Group, Inc. Effective February 9, 2005, LHC Group, LLC merged into LHC Group, Inc. In connection with the merger, each outstanding membership unit in LHC Group, LLC was converted into shares of the $0.01 par value common stock of LHC Group, Inc. based on an exchange ratio of three-for-two. Each KEEP unit will also be convertible upon the initial public offering into shares of common stock of LHC Group, Inc. pursuant to the same three-for-two ratio. LHC Group, Inc. has 40,000,000 shares of $0.01 par value common stock authorized and 5,000,000 shares of $0.01 par value preferred stock authorized. All references to common stock, share, and per share amounts have been retroactively restated to reflect the merger and recapitalization as if the merger and recapitalization had taken place as of the beginning of the earliest period presented.

      As used herein, the “Company” includes LHC Group, Inc. and all predecessor entities.

2.	Significant Accounting Policies

Interim Financial Statements

          In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation in accordance with accounting principles generally accepted in the United States have been included. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reported period. Actual results could differ from those estimates.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of Consolidation

          The consolidated financial statements include the accounts of LHC Group, Inc., its wholly owned and majority-owned subsidiaries, and those entities where the Company has a controlling financial interest. The Company has a joint venture in which the Company shares in the majority of the operating profits and losses. The joint venture partner is a not-for-profit entity who has majority voting rights only in matters impacting the joint venture partner’s tax-exempt status. Management has determined that the Company is the primary beneficiary of this entity due to its controlling financial interest.

          In 2004, the Company sold its majority interest in three hospices, its minority interest in an inpatient rehabilitation facility and the rights to operate a home nursing agency in a specific area. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of operations of these entities, including the gain on sale and impairment loss are presented as discontinued operations in all periods presented.

          All significant intercompany accounts and transactions have been eliminated in consolidation. Business combinations accounted for as purchases have been included in the consolidated financial statements from the respective dates of acquisition.

Revenue Recognition

          The Company reports net service revenue at the estimated net realizable amount due from Medicare, Medicaid, commercial insurance, managed care payors, patients, and others for services rendered. Under Medicare, the Company’s home nursing patients are classified into a home health resource group prior to the receipt of services. Based on this home health resource group the Company is entitled to receive a prospective Medicare payment for delivering care over a 60 day period. Medicare adjusts these prospective payments based on a variety of factors, such as low utilization, patient transfers, changes in condition and the level of services provided. In calculating reported net service revenue from the Company’s home nursing services, the Company adjusts the prospective Medicare payments by an estimate of the adjustments. The Company calculates the adjustments based on a rolling average of these types of adjustments for claims paid during the preceding three months. For home nursing services, revenue is recognized based on the number of days elapsed during the episode of care.

          Under Medicare, patients in the Company’s long-term acute care facilities are classified into long-term diagnosis-related groups. Based on this classification, the Company is then entitled to receive a fixed payment from Medicare. This fixed payment is also subject to adjustment by Medicare due to factors such as short stays. In calculating reported net service revenue for services provided in the Company’s long-term acute care hospitals, the Company reduces the prospective payment amounts by an estimate of the adjustments. The Company calculates the adjustment based on a historical average of these types of adjustments for claims paid during the preceding three months. For the Company’s long-term acute care hospitals revenue is recognized as services are provided.

          For hospice services the Company is paid by Medicare under a prospective payment system. The Company receives one of four predetermined daily or hourly rates based upon the level of care furnished. The Company records net service revenue from hospice services based on the daily or hourly rate. The Company recognizes revenue for hospice as services are provided

          Under Medicare the Company is reimbursed for rehabilitation services based on a fee schedule for services provided adjusted by the geographical area in which the facility is located. The Company recognizes revenue as these services are provided.

          The Company’s Medicaid reimbursement is based on a predetermined fee schedule applied to each service provided. Therefore, the Company recognizes revenue for Medicaid services as services are

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided based on this fee schedule. The Company’s managed care payors reimburse the Company in a manner similar to either Medicare or Medicaid. Accordingly, the Company recognizes revenue from managed care payors in the same manner as the Company recognizes revenue from Medicare or Medicaid.

          The Company records management services revenue as services are provided in accordance with the various management services agreements to which the Company is a party. The agreements generally call for the Company to provide billing, management, and other consulting services suited to and designed for the efficient operation of the applicable home nursing agency or inpatient rehabilitation facility. The Company is responsible for the costs associated with the locations and personnel required for the provision of the services. The Company is generally compensated based on a percentage of net billings or an established base fee. In addition, for certain of the management agreements, the Company may earn incentive compensation.

          Net service revenue was comprised of the following:

	Nine Months Ended
	September 30,

	2003	2004

Home-based services	78.9%	68.5%
Facility-based services	21.1	31.5

	100.0%	100.0%

          The following table sets forth the percentage of net service revenue earned by category of payor:

	Nine Months Ended
	September 30,

	2003	2004

Payor:
Medicare	83.3%	85.7%
Medicaid	5.2	4.8
Other	11.5	9.5

	100.0%	100.0%

Home-Based Services

          Home Nursing Services. The Company receives a standard prospective Medicare payment for delivering care over a base 60-day period, or episode of care. The base payment, established through federal legislation, is a flat rate that is adjusted upward or downward based upon differences in the expected resource needs of individual patients as indicated by clinical severity, functional severity, and service utilization. The magnitude of the adjustment is determined by each patient’s categorization into one of 80 payment groups, known as home health resource groups, and the costliness of care for patients in each group relative to the average patient. The Company’s payment is also adjusted for differences in local prices using the hospital wage index. The Company recognizes revenue when services are provided based on the number of days elapsed during the episode. The Company performs payment variance analysis to verify the models utilized in projecting total net service revenue are accurately reflecting the payments received.

          Medicare rates are subject to change. Due to the length of the Company’s episodes of care, a situation may arise where Medicare rate changes affect prior period’s net service revenue. In the event that

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Medicare rates experience change, the net effect of that change will be reflected in the current reporting period.

          Final Medicare payments may reflect one of five retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (a) an outlier payment if the patient’s care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider before completing the episode; (d) a change-in-condition adjustment if the patient’s medical status changes significantly, resulting in the need for more or less care; or (e) a payment adjustment based upon the level of therapy services required in the population base. Management estimates the impact of these payment adjustments based on historical experience and records this estimate during the period the services are rendered.

          A portion of the estimated Medicare prospective payment system reimbursement from each submitted home nursing episode is received in the form of a request for accelerated payment, (“RAP”) before all services are rendered. The estimated episodic payment is billed at the commencement of the episode. The Company receives a RAP for 60% of the estimated reimbursement at the initial billing for the initial episode of care per patient and the remaining reimbursement is received upon completion of the episode. For any subsequent episodes of care contiguous with the first episode of care for a patient the Company receives a RAP for 50% of the estimated reimbursement at initial billing. The remaining 50% reimbursement is received upon completion of the episode. Amounts billed and received in advances of actual services performed are recorded as amounts due to the Medicare program. Amounts billed and received in advance of services being performed are recorded as reductions to accounts receivable. The amounts were $4,986 and $6,994 at December 31, 2003 and September 30, 2004, respectively. At December 31, 2003 and September 30, 2004, accounts receivable due from the Medicare program represented approximately 78% and 62%, respectively, of total patient accounts receivable.

          Hospice Services. Medicare reimburses for hospice care using a prospective payment system. Under that system, the Company receives one of four predetermined daily or hourly rates based upon the level of care furnished to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations. The Company recognizes revenue as the services are provided.

          The Company’s Medicare hospice reimbursement is subject to two caps. One cap relates to individual programs receiving more than 20% of its total Medicare reimbursement from inpatient care services. The second cap relates to individual programs receiving reimbursements in excess of a “cap amount,” calculated by multiplying the number of beneficiaries during the period by a statutory amount that is indexed for inflation. The determination for each cap is made annually based on the 12-month period ending on October 31 of each year. This limit is computed on a program-by-program basis. None of the Company’s hospices exceeded either cap during 2001, 2002, 2003, or the 2004 period.

Facility-Based Services

          Long-Term Acute Care Services. The Company is reimbursed by Medicare for services provided under the long-term acute care hospital prospective payment system, which was implemented on October 1, 2002. The Company is paid solely on the basis of the long-term acute care hospital diagnosis-related groups. The Company recognizes revenue as the services are provided.

          Each patient discharged from the Company’s long-term acute care hospitals is assigned a long-term care diagnosis-related group. The Company is paid a predetermined fixed amount applicable to that particular group. This payment is intended to reflect the average cost of treating a Medicare patient classified in that particular long-term care diagnosis-related group. For selected patients, the amount may be further adjusted based on length of stay and facility-specific costs, as well as in instances where a

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

patient is discharged and subsequently readmitted, among other factors. Similar to other Medicare prospective payment systems, the rate is also adjusted for geographic wage differences.

          Outpatient Rehabilitation Services. Outpatient therapy services are reimbursed on a fee schedule, subject to annual limitations. Outpatient therapy providers receive a fixed fee for each procedure performed, adjusted by the geographical area in which the facility is located. The Company recognizes revenue as the services are provided. There are also annual per Medicare beneficiary caps that limit Medicare coverage for outpatient rehabilitation services.

Due to/from Governmental Entities

          Prior to October 1, 2000, the Company recorded Medicare home nursing services revenues at the lower of actual costs, the per visit cost limit, or a per beneficiary cost limit on an individual provider basis. Final reimbursement was determined based on submission of annual cost reports and audits by the fiscal intermediary. Adjustments were accrued on an estimated basis in the period the related services were rendered and further adjusted as final settlements are determined. These adjustments are accounted for as changes in estimates. There have been no significant changes in estimates during the 2003 or 2004 periods.

Equity-Based Compensation Expense

          The Company sponsors a Key Employee Equity Participation (“KEEP”) Plan whereby certain individuals are granted participation equity units (“KEEP Units”). The KEEP Plan functions as a stock appreciation rights plan whereby an individual is entitled to receive, on a per KEEP Unit basis, the increase in estimated fair value of the Company’s common stock from the date of grant until the date that the employee dies, retires, or is terminated for other than cause. Accordingly, the KEEP Units are subject to variable accounting until such time as the obligation to the employee is settled. The Company has a call right, under which, it can purchase all or portion of the KEEP units. The individuals receiving KEEP Units vest in those rights in a graded manner over a five-year period and, accordingly, the Company records compensation expense for the vested portion of the KEEP Units. The KEEP Units have no exercise price.

          Compensation expense, and a corresponding increase in paid-in capital, is also recognized each period for any change in value associated with certain shares held by an officer of the Company.

Earnings Per Share

          Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding plus dilutive potential shares.

          The following table sets forth shares used in the computation of basic and diluted net income per share for the nine months ended September 30, 2003 and 2004.

	Nine Months Ended
	September 30,

	2003	2004

Weighted average number of shares outstanding for basic net income per share	12,085,150	12,085,150
Effect of dilutive shares:
KEEP Units	15,532	116,381

Adjusted weighted average shares for diluted net income per share	12,100,682	12,201,531

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The KEEP Units are accounted for at their estimated fair value. Accordingly, no pro forma net income or per share information is required.

Recently Issued Accounting Pronouncements

          In December 2003, the FASB published a revision to Interpretation 46, or FIN 46R, to clarify certain provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. FIN No. 46R requires a company to consolidate a variable interest entity, or VIE, as defined, when the company will absorb a majority of the VIE’s expected losses, receive a majority of the variable interest entity’s expected residual returns, or both. FIN No. 46R also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN No. 46R is effective by the end of the first reporting period beginning after December 15, 2003. The Company does not expect the adoption of FIN No. 46R to have a material impact on the Company’s consolidated financial statements.

3.	Acquisitions and Divestitures

          The following acquisitions were completed pursuant to the Company’s strategy of becoming the leading provider of post-acute healthcare services to Medicare patients in selected rural markets in the southern United States. The purchase price of each acquisition was determined based on the Company’s analysis of comparable acquisitions and target market’s potential cash flows. Goodwill generated from the acquisitions was recognized based on the expected contributions of each acquisition to the overall corporate strategy and is expected to be fully tax deductible. The Company has concluded that licenses to operate home-based and/or facility-based services have indefinite lives, as management has determined that there are no legal, regulatory, contractual, economic or other factors that would limit the useful life of the licenses and the Company intends to renew and operate the licenses indefinitely. Accordingly, the Company has elected to recognize the fair value of these indefinite-lived licences and goodwill as a single asset for financial reporting purposes, as permitted by SFAS No. 141, Business Combinations. Each of the acquisitions completed was accounted for as a purchase and is included in the Company’s financial statements based on its respective acquisition date.

2004 Acquisitions

          The Company made six acquisitions during the nine months ended September 30, 2004 for $520,000 in cash. These acquisitions were primarily the purchase of the entities’ existing operations. Goodwill of $370,000 was assigned to the home-based services segment and goodwill of $35,000 was assigned to the facility-based segment.

          The Company also acquired a 70% interest in an outpatient rehabilitation facility through a stock purchase agreement for $207,000 in cash. Goodwill of $54,000 was assigned to the facility-based segment.

          Additionally, the Company acquired a portion of the minority interest in a majority-owned home nursing joint venture by issuing a $300,000 promissory note. A $300,000 increase in the home-based segment’s goodwill was recognized in connection with this transaction.

2004 Divestitures

          The Company sold the rights in three hospice subsidiaries to the minority interest holder. The Company received $300,000 and recognized a gain on the sale of $347,000. The Company also sold its majority interest in a rehabilitation facility to another owner in the facility for $129,000, receiving cash of $45,000 and a promissory note for $85,000. The Company recognized a loss on the sale of $40,000.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company sold the rights to operate a home care facility in a specific area to an unrelated party for $200,000. The Company received $125,000 in cash and a promissory note for the balance. The Company recognized a gain on the sale of $200,000.

          In connection with the planned divestiture of certain entities in 2004, management recognized an impairment loss on two operating entities in 2003.

          The following results of these divestitures have been presented as a loss from discontinued operations in the accompanying unaudited consolidated statement of income:

	Nine Months
	Ended
	September 30, 2003	September 30, 2004

Net service revenue	$3,973	$770
Costs, expenses and minority interest and cooperative endeavor allocations	4,302	799

Loss from discontinued operations before income taxes	(329)	(29)
Income taxes	129	11

Loss from discontinued operations	$(200)	$(18)

2003 Acquisitions

          The Company made four acquisitions during 2003 for $2,100,000. These acquisitions were primarily the purchase of the entities’ existing operations. The Company paid $1,600,000 in cash and issued a promissory note for $500,000. Goodwill of $126,000 was assigned to the home-based services segment and goodwill of $1,950,000 was assigned to the facility-based segment.

          Additionally, the Company increased ownership in a home-nursing operation by paying $315,000 in cash and recognized an increase in goodwill of $315,000 in the home-based services segment.

          The changes in recorded goodwill by segment for the period ended September 30, 2004, were as follows (in thousands):

Nine Months
Ended
September 30, 2004

Home-based services segment:
Balances at beginning of period	$2,034
Goodwill acquired during the year	670
Impairment loss	–

Balance at end of period	$2,704

Facility-based services segment:
Balance at beginning of period	$2,077
Goodwill acquired during the year	89
Impairment loss	–

Balance at end of period	$2,166

      The above transactions were considered to be immaterial individually and in the aggregate. Accordingly, no supplemental pro forma information is considered required.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Stockholders’ Equity

          The following table summarizes the activity in stockholders’ equity for the nine months ended September 30, 2004 (in thousands except share and per share data).

	Common Stock

						Notes
	Issued		Treasury		Addition	Receivable
					Paid-In	From	Retained
	Amount	Shares	Amount	Shares	Capital	Officer	Earnings	Total

Balances at December 31, 2003	$121	15,000,000	$(782)	2,914,850	$2,361	$–	$5,209	$6,909
Net income	–	–	–	–	–	–	6,747	6,747
Sale of shares to officer in exchange for note	–	–	40	(150,000)	683	(123)	–	600
Recission of share sale to officer	–	–	(1,500)	150,000	1,377	123	–	–
Dividends to members ($0.031 per share)	–	–	–	–	–	–	(377)	(377)

Balances at September 30, 2004	$121	15,000,000	$(2,242)	2,914,850	$4,421	$–	$11,579	$13,879

          The Company has reserved up to 6.5% of the value of the Company’s stock for issuance under the KEEP Plan. A summary of the changes in the KEEP Units outstanding is as follows:

Nine Months
Ended
September 30, 2004

Outstanding at beginning of period	106,500
Granted	150,180
Exercised	–

Outstanding at end of period	256,680

Number of KEEP Units vested at end of period	85,476

          The outstanding unvested KEEP Units vest according to the following schedule:

During:
Remainder of 2004	21,132
2005	66,078
2006	46,243
2007	26,018
2008	10,467
2009	1,266

171,204

          Upon the occurrence of certain events, as defined in the KEEP Plan, including an initial public offering, the outstanding KEEP Units fully vest.

5.	Concentration of Risk

          The Company’s Louisiana facilities accounted for approximately 88% and 83% of net service revenue during the nine months ended September 30, 2004 and 2003, respectively. Any material change in the current economic, or competitive conditions in Louisiana could have a disproportionate effect on the Company’s overall business results.

LHC GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Segment Information.

          The Company’s segments consist of (a) home-based services and (b) facility-based services. Home-based services include home nursing and hospice services. Facility-based services include long-term acute care service and outpatient rehabilitation services. The accounting policies for the segments are the same as those described in the summary of accounting policies.

	Nine Months Ended September 30, 2004

	Home-Based	Facility-Based
	Services	Services	Total

	(in thousands)
Net service revenue	$60,368	$27,590	$87,958
Cost of service revenue	29,962	15,453	45,415
General and administrative expenses	17,969	8,464	26,433
Equity-based compensation expense	880	377	1,257
Operating income	11,557	3,296	14,853
Interest expense	741	307	1,048
Income (loss) from continuing operations before income taxes and minority interest and cooperative endeavor allocations	10,741	2,955	13,696
Minority interest and cooperative endeavor allocations	2,187	879	3,066
Income from continuing operations before income taxes	8,554	2,076	10,630
Total assets	32,043	9,050	41,093
Capital expenditures	1,746	1,404	3,150

	Nine Months Ended September 30, 2003

	Home-Based	Facility-Based
	Services	Services	Total

	(in thousands)
Net service revenue	$38,914	$10,401	$49,315
Cost of service revenue	18,671	6,118	24,789
General and administrative expenses	12,616	4,589	17,205
Equity-based compensation expense	109	47	156
Operating income (loss)	7,518	(353)	7,165
Interest expense	576	230	806
Income (loss) from continuing operations before income taxes and minority interest and cooperative endeavor allocations	6,983	(572)	6,411
Minority interest and cooperative endeavor allocations	2,113	–	2,113
Income from continuing operations before income taxes	4,870	(572)	4,298
Total assets	16,357	3,636	19,993
Capital expenditures	184	281	465

7.	Subsequent Events

          Effective October 1, 2004, the Company acquired, through a stock purchase, a 100% ownership interest in an outpatient rehabilitation facility for $1,400,000. The consideration to be paid included cash of $750,000 and promissory notes of $650,000. The Company is in the process of allocating the purchase price. The $750,000 cash payment was made prior to September 30, 2004 and has been included in other assets in the accompanying consolidated balance sheets. Additionally, effective October 31, 2004, the Company acquired the operations of another home nursing agency for $300,000 in cash.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

          The following table sets forth all fees and expenses payable in connection with the issuance and distribution of the securities being registered hereby. All amounts except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.

SEC registration fee	$7,602
NASD fee	6,500
Nasdaq National Market listing fee	105,000
Printing costs	300,000
Legal fees	750,000
Accounting fees	1,000,000
Transfer Agent fees	7,500
Blue Sky fees and expenses	7,500
Miscellaneous	100,898

Total	$2,285,000

Item 14.	Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law permits a corporation to include in its corporate documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Our certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law. In addition, our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. We have entered into indemnification agreements with our directors and executive officers in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future. We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15.	Recent Sales of Unregistered Securities

          In the three years preceding the filing of this registration statement, we have sold and issued the following unregistered securities:

          The following information relates to all securities issued or sold by us in the last three years that were not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemptions from registration provided under Rule 701 promulgated under Section 3(b) of the Securities Act, and Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Each of the stock certificates we issued in such transactions contains a restrictive legend permitting transfer of the securities only upon registration under the Securities Act or pursuant to an exemption from registration.

          In May 2001, we issued 1,515,849 shares of Louisiana Health Care Group, Inc. to the shareholders of The Health Care Group, Inc. in connection with a stock exchange and reorganization in consideration of their shares in the Health Care Group, Inc.

          In May 2002, we issued the equivalent of 966,813 shares of our currently outstanding common stock in shares of Louisiana Health Care Group, Inc. in consideration of a cash payment of $1,000 and a

Consulting Agreement with the Catalyst Entities under which they agreed to provide assistance, advice and consultation with respect to our operations, marketing and financial structure. In December 2002, we issued 2,482,662 shares to the shareholders of Louisiana Health Care Group, Inc. in connection with an agreement of merger in consideration of their shares in Louisiana Health Care Group, Inc.

          In March 2004, we issued 150,000 shares to an officer in consideration of a promissory note in the amount of $123,401. This promissory note was secured by a pledge of the shares. This promissory note has been cancelled and the shares are no longer issued and outstanding.

          Upon completion of this offering, we will issue an aggregate of 518,036 aggregate shares to two of our joint venture partners upon the exercise of their rights to convert their joint venture equity interests into shares of our common stock, and will issue 481,680 shares of our common stock upon conversion of outstanding KEEP units.

Item 16.	Exhibits and Financial Statement Schedules

          (a) Exhibits. The list of exhibits is set forth beginning on page II-4 of this Registration Statement and is incorporated herein by reference.

          (b) Financial Statement Schedules. Not applicable.

Item 17.	Undertakings

          *(f) We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          *(i) We hereby undertake that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lafayette, State of Louisiana, as of February 14, 2005.

LHC GROUP, INC.

By:	/s/ R. BARR BROWN

R. Barr Brown

Senior Vice President, Chief Financial

Officer and Treasurer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Barr Brown and Keith G. Myers, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement (and any post-effective amendments thereto) effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates listed.

Signature	Title	Date

* Keith G. Myers	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer and Director)	February 14, 2005

/s/ R. BARR BROWN R. Barr Brown	Senior Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	February 14, 2005

* John L. Indest	Senior Vice President, Chief Operating Officer, Secretary and Director	February 14, 2005

* Earline H. Bihm	Director	February 14, 2005

* Ronald T. Nixon	Director	February 14, 2005

Signature	Title	Date

* Ted W. Hoyt	Director	February 14, 2005

* George A. Lewis	Director	February 14, 2005

/s/ W. PATRICK MULLOY, II W. Patrick Mulloy, II	Director	February 14, 2005

/s/ W.J. “BILLY” TAUZIN W.J. “Billy” Tauzin	Director	February 14, 2005

*/s/ R. BARR BROWN R. Barr Brown Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1	—	Form of Underwriting Agreement*
3.1	—	Certificate of Incorporation of LHC Group, Inc.
3.2	—	Bylaws of LHC Group, Inc.
4.1	—	Specimen Stock Certificate of LHC’s Common Stock, par value $0.01 per share
4.2	—	Reference is made to Exhibits 3.1 and 3.2
5.1	—	Opinion of Alston & Bird LLP*
10.1	—	Exchange Agreement between Louisiana Healthcare Group, LLC, LHC Group, LLC and Beta HomeCare, Inc., dated September 14, 2004†
10.2	—	Exchange Agreement between Louisiana Healthcare Group, LLC, LHC Group, LLC and Hebert, Thibodeaux, Albro and Touchet Therapy Group, dated November 23, 2004.†
10.3	—	LHC 2003 Key Employee Equity Participation Plan†
10.4	—	LHC Group, Inc. 2005 Long-Term Incentive Plan
10.5	—	Form of Award under LHC Group, Inc. 2005 Director Compensation Plan
10.6	—	Employment Agreement between LHC Group, Inc. and Keith G. Myers
10.7	—	Employment Agreement between LHC Group, Inc. and R. Barr Brown
10.8	—	Employment Agreement between LHC Group, Inc. and John L. Indest
10.9	—	Employment Agreement between LHC Group, Inc. and Daryl J. Doise
10.10	—	Form of Indemnity Agreement between LHC Group and directors and certain officers
10.11	—	LHC Group, Inc. 2005 Director Compensation Plan
21.1	—	Subsidiaries of the Registrant*
23.1	—	Consent of Alston & Bird LLP (Included in Exhibit 5.1)
23.2	—	Consent of Ernst & Young LLP
24.1	—	Power of Attorney (included in Part II of this registration statement)†

*	To be filed by amendment.

†	Previously filed.